Exhibit 2

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

SCHLUMBERGER LIMITED,

SODIUM HOLDCO, INC.,

SODIUM MERGER SUB, INC.

and

CHAMPIONX CORPORATION

Dated as of April 2, 2024

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(Continued)

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(Continued)

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(Continued)

EXHIBITS

Exhibit A – Form of Certificate of Incorporation of Surviving Corporation

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 2, 2024, is by and among Schlumberger Limited, a Curaçao corporation (“Sodium”), Sodium Holdco, Inc., a Delaware corporation and indirect wholly owned Subsidiary of Sodium, (“Sodium US”), Sodium Merger Sub, Inc., a Delaware corporation and direct wholly owned Subsidiary of Sodium US (“Merger Sub”), and ChampionX Corporation, a Delaware corporation (the “Company”).

WITNESSETH:

WHEREAS, it is proposed that, upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub will be merged with and into the Company (the “Merger”) in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), with the Company surviving the Merger as the Surviving Corporation (as defined below) and an indirect wholly owned Subsidiary of Sodium;

WHEREAS, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held on or prior to the date of this Agreement, has unanimously (a) determined that this Agreement and the consummation of the Merger and the transactions contemplated hereby (collectively, the “Transactions”), to be fair to and in the best interests of the Company and its stockholders, (b) declared this Agreement and the consummation of the Transactions, including the Merger, to be advisable, (c) authorized and approved this Agreement, including the execution, delivery and performance thereof, (d) directed that this Agreement be submitted to the holders of shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) for their consideration and adoption and (e) resolved to recommend the stockholders of the Company adopt this Agreement;

WHEREAS, the Board of Directors of Sodium (the “Sodium Board”), at a meeting duly called and held on or prior to the date of this Agreement, has unanimously (a) determined that the Transactions are advisable and in the best interests of Sodium and its stockholders and (b) approved and declared advisable this Agreement and the Transactions, including the Merger;

WHEREAS, the Board of Directors of Sodium US (the “Sodium US Board”) has unanimously (i) determined that this Agreement and the Transactions are in the best interests of Sodium US and its sole stockholder and (ii) approved and declared advisable this Agreement and the Transactions;

WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”) has unanimously (a) determined that this Agreement and the Transactions are in the best interests of Merger Sub and its sole stockholder, (b) approved and declared advisable this Agreement and the Transactions and (c) submitted this Agreement to the sole stockholder of Merger Sub for adoption thereby and recommended that the sole stockholder approve and adopt this Agreement and the Transactions; and

WHEREAS, Sodium, Sodium US, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Sodium, Sodium US, Merger Sub and the Company agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined below), Merger Sub shall be merged with and into the Company in accordance with the requirements of the DGCL, whereupon the separate existence of Merger Sub shall cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”).

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 811 Main Street, Suite 3700, Houston, Texas, 77002, at 10:00 a.m., local time, on the second (2nd) business day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Company and Sodium US may agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.3 Effective Time. On the Closing Date, the Company shall file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL in order to effect the Merger, and make any other filings or recordings as may be required by Delaware law in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger has been filed with the Secretary of State of the State of Delaware or at such other, later date and time as is agreed between the parties and specified in the Certificate of Merger in accordance with the relevant provisions of the DGCL (such date and time is hereinafter referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, all as provided under the DGCL.

Section 1.5 Organizational Documents of the Surviving Corporation.

(a) At the Effective Time, the Company’s certificate of incorporation (the “Company Certificate of Incorporation”) will be amended and restated in its entirety in the form set forth on Exhibit A, which will be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and applicable Law.

(b) At the Effective Time, the bylaws of the Company (the “Company Bylaws”, and together with the Company Certificate of Incorporation, the “Company Organizational Documents”), as in effect immediately prior to the Effective Time, shall be amended and restated to read in their entirety as set forth in the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that all references therein to Merger Sub shall be automatically amended to become references to the Surviving Corporation, and as so amended and restated, shall be the bylaws of the Surviving Corporation from and after the Effective Time until thereafter amended in accordance with their terms, the DGCL and the certificate of incorporation of the Surviving Corporation.

Section 1.6 Board of Directors. The Merger Sub Board immediately prior to the Effective Time shall, from and after the Effective Time, become the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the governing documents of the Surviving Corporation.

Section 1.7 Officers. The officers of Merger Sub immediately prior to the Effective Time shall become the officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal in accordance with the governing documents of the Surviving Corporation.

ARTICLE II

EFFECT OF MERGER; EXCHANGE OF CERTIFICATES

Section 2.1 Conversion of Company Common Stock. At the Effective Time and by virtue of the Merger and without any action on the part of Sodium, Sodium US, Merger Sub and the Company or any holder of securities of Sodium, Sodium US, Merger Sub and the Company:

(a) Merger Consideration. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than the Company Excluded Stock) will be converted, without any action on the part of the holder thereof, into the right to receive 0.735 Sodium Shares (such ratio, the “Exchange Ratio”), which Sodium Shares will be duly authorized and validly issued in accordance with applicable Laws (the “Equity Consideration”). Prior to the Effective Time, Sodium will issue to Sodium US, by way of sale or as a contribution (through the relevant intermediate entity(ies)) to the capital of Sodium US or a combination thereof, that number of Sodium Shares that are to be delivered by Sodium US to the holders of Company Common Stock pursuant to this Agreement.

(b) Cancellation of Company Excluded Stock. Each share of Company Excluded Stock at the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding and shall be canceled and retired without payment of any consideration therefor, and no Sodium Shares or other consideration shall be delivered in exchange therefor.

(c) Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of Company Common Stock or outstanding Sodium Shares shall occur as a result of any reclassification, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Equity Consideration, the Exchange Ratio and any other similarly dependent items shall be equitably adjusted to provide to Sodium, Sodium US, Merger Sub and the holders of shares of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action, and thereafter, all references in this Agreement to Equity Consideration, the Exchange Ratio and any other similarly dependent items shall be references to the Equity Consideration, the Exchange Ratio and any other similarly dependent items as so adjusted; provided, however, that nothing in this Section 2.1(c) shall be deemed to permit or authorize any party hereto to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.

Section 2.2 Rights as Stockholders; Stock Transfers. As a result of the Merger and without any action on the part of the holders thereof, at the Effective Time, all shares of Company Common Stock other than Company Excluded Stock will cease to be outstanding and will automatically be canceled and will cease to exist, and each holder of a certificate representing shares of Company Common Stock (a “Certificate”) and each holder of non-certificated shares of Company Common Stock, represented by book-entry (“Book-Entry Shares”) will cease to be a stockholder of the Company and cease to have any rights with respect thereto, except the right to receive, (a) the Equity Consideration and (b) any cash to be paid in lieu of any fractional Sodium Shares in accordance with Section 2.4(c); provided, however, that the rights of any holder of the Company Equity Awards will be as set forth in Section 2.5.

Section 2.3 Conversion of Merger Sub Interests. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, the common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall automatically convert into the common stock of the Surviving Corporation.

Section 2.4 Exchange of Certificates.

(a) Exchange Agent. Prior to the Closing Date, Sodium US shall appoint an exchange agent mutually acceptable to Sodium US and the Company (the “Exchange Agent”) pursuant to an agreement in form and substance reasonably acceptable to the Company for the purpose of exchanging shares of Company Common Stock for Equity Consideration. Prior to the Effective Time, Sodium US shall deposit, or shall cause to be deposited, with the Exchange Agent, in trust for the benefit of holders of shares of Company Common Stock, (i) Sodium Shares (which shall be in non-certificated book-entry form) issuable pursuant to Section 2.1(a) and Section 2.5 and (ii) cash required to effect delivery of cash in lieu of any fractional Sodium Shares pursuant to Section 2.4(d). Following the Effective Time, Sodium agrees to make or cause to be made available to the Exchange Agent, from time to time as needed, Sodium Shares issuable pursuant to Section 2.1(a) and Section 2.5, and cash required to effect delivery of cash in lieu of any fractional Sodium Shares pursuant to Section 2.4(d) (all Sodium Shares and cash deposited with the Exchange Agent from time to time, the “Exchange Fund”).

(b) Exchange Procedures.

(i) Promptly after the Effective Time (but in any event no later than the third (3rd) business day following the Effective Time), Sodium US will instruct the Exchange Agent to mail to each record holder of shares of Company Common Stock as of the Effective Time (A) a letter of transmittal (which will be in a form agreed to by Sodium US and the Company prior to the Effective Time and which will specify that, in respect of certificated shares of Company Common Stock, delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Exchange Agent) (the “Letter of Transmittal”) and (B) instructions (in a form agreed to by Sodium US and the Company prior to the Effective Time) for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Equity Consideration and cash in lieu of any fractional Sodium Shares in accordance with Section 2.4(c).

(ii) Promptly after the Effective Time, upon surrender of Certificates, if any, for cancellation to the Exchange Agent, together with such letters of transmittal, properly completed and duly executed, and such other documents (including in respect of Book-Entry Shares) as may be reasonably required pursuant to such instructions, each holder who held shares of Company Common Stock immediately prior to the Effective Time will be entitled to receive, upon surrender of the Certificates or Book-Entry Shares therefor, Sodium Shares representing, in the aggregate, the whole number of Sodium Shares that such holder has the right to receive pursuant to Section 2.1(a) (after taking into account all shares of Company Common Stock then held by such holder) and cash required to effect delivery of cash in lieu of any fractional Sodium Shares pursuant to Section 2.4(c). No interest will be paid or accrued on any Equity Consideration or any cash payment in lieu of fractional Sodium Shares. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, the Equity Consideration payable in respect of such shares of Company Common Stock may be paid to a transferee, if the Certificate representing such shares of Company Common Stock or evidence of ownership of the Book-Entry Shares is presented to the Exchange Agent, and in the case of both certificated and book-entry shares of Company Common Stock, accompanied by all documents reasonably required to evidence and effect such transfer and the person requesting such exchange will pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the delivery of the Equity Consideration, in any name other than that of the record holder of such shares of Company Common Stock, or will establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable. Until such required documentation has been delivered and Certificates, if any, have been surrendered, as contemplated by this Section 2.4, each Certificate or Book-Entry Share will be deemed at any time after the Effective Time to represent only the right to receive upon such delivery and surrender the Equity Consideration, payable in respect of Company Common Stock, and any cash in lieu of any fractional Sodium Shares to which such holder is entitled pursuant to Section 2.4(c).

(c) Fractional Sodium Shares. No certificates or scrip of Sodium Shares representing fractional Sodium Shares or book-entry credit of the same will be issued upon the surrender of shares of Company Common Stock outstanding immediately prior to the Effective Time in accordance with Section 2.4(b), and such fractional interests will not entitle the owner thereof to vote or to have any rights as a holder of Sodium Shares. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted in the Merger who would otherwise have been entitled to receive a fraction of a Sodium Share (after taking into account all shares of Company Common Stock exchanged by such holder) will receive, in lieu thereof, cash (without interest rounded up to the nearest whole cent) in an amount equal to the product of (i) the volume-weighted average closing sale price of a Sodium Share as reported on the New York Stock Exchange (the “NYSE”) for the fifteen (15) consecutive full trading days (in which such Sodium Shares are traded on the NYSE) ending at the close of trading on the full trading day immediately preceding the Closing Date and (ii) the fraction of a Sodium Share that such holder would otherwise be entitled to receive pursuant to this Article II. As promptly as practicable, Sodium US will cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof. The parties acknowledge that payment of cash in lieu of issuing fractional Sodium Shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Sodium or Sodium US that would otherwise be caused by the issuance of fractional Sodium Shares.

(d) No Further Ownership Rights in Company Common Stock; Closing of Transfer Books. The Equity Consideration issued upon conversion of a share of Company Common Stock in accordance with the terms hereof (including any cash paid pursuant to Section 2.4(c)) will be deemed to have been issued (or paid) in full satisfaction of all rights pertaining to such shares of Company Common Stock. After the Effective Time, the transfer books of the Company shall be closed, and there shall be no further registration of transfers on the transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of shares of Company Common Stock for twelve (12) months after the Effective Time shall be delivered to Sodium US upon demand, and any holders of shares of Company Common Stock who have not theretofore complied with this Article II shall thereafter look only to Sodium US for payment of their claim for the Equity Consideration and any cash in lieu of fractional Sodium Shares pursuant to Section 2.4(c). Any amounts remaining unclaimed by holders of Sodium Shares immediately prior to such time as such amounts would otherwise escheat to or become the property of any Governmental Entity will, to the extent permitted by applicable Law, become the property of Sodium US.

(f) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Sodium US, the posting by such person of a bond, in such reasonable amount as Sodium US may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Equity Consideration to be paid in respect of the shares of Company Common Stock represented by such Certificate as contemplated by this Article II.

(g) No Dissenters Rights. In accordance with Section 262 of the DGCL, no dissenters’ or appraisal rights shall be available with respect to the Transactions.

(h) Further Assurances. After the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

(i) No Liability. Notwithstanding anything in this Agreement to the contrary, none of the Company, Sodium, Sodium US, Merger Sub, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 2.5 Company Equity Awards.

(a) Treatment of Company SARs. At the Effective Time, and by virtue of the Merger and without any action on the part of Sodium, Sodium US, Merger Sub and the Company or the holders thereof, each Company SAR (whether vested or unvested) that is outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive, within ten (10) business days following the Closing Date and subject to Section 2.6 (but disregarding the requirement therein to provide notice of deduction or withholding), an amount in cash equal to the Company SAR Spread. If the Company SAR Spread is not greater than zero, at the Effective Time such Company SAR will automatically be cancelled for no consideration.

(b) Treatment of Company Options. At the Effective Time, and by virtue of the Merger and without any action on the part of Sodium, Sodium US, Merger Sub and the Company or the holders thereof, each Company Option that is outstanding immediately prior to the Effective Time shall automatically be converted into and thereafter evidence an option to acquire Sodium Shares with respect to that number of Sodium Shares that is equal to (i) the product of (A) the number of shares of Company Common Stock underlying such Company Option as of immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, (ii) rounded down to the nearest whole number (after such conversion, a “Sodium Option”), at an exercise price per share equal to the quotient obtained by (x) dividing (i) the per share exercise price of the Company Option by (ii) the Exchange Ratio, (y) rounded up to the nearest whole cent, provided, however, that the exercise price and the number of Sodium Shares covered by such Sodium Option will be determined in a manner that is intended to be consistent with the requirements of Section 409A of the Code. Each Sodium Option will otherwise continue to have, and shall be subject to, the same terms and conditions as applied to the Company Option immediately prior to the Effective Time.

(c) Treatment of Company RSU Awards; Treatment of Company DERs. At the Effective Time, and by virtue of the Merger and without any action on the part of Sodium, Sodium US, Merger Sub and the Company or the holders thereof, each Company RSU Award that is outstanding immediately prior to the Effective Time shall be assumed and converted into a restricted stock unit award to acquire Sodium Shares (each, a “Sodium RSU Award”) in accordance with this Section 2.5(c). Each such Sodium RSU Award as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the Company RSU Award immediately prior to the Effective Time, except that, (x) as of the Effective Time, the number of Sodium Shares subject to the Sodium RSU Award shall equal (i) the product of (A) the number of shares of Company Common Stock underlying such Company RSU Award multiplied by (B) the Exchange Ratio, (ii) rounded down to the nearest whole share, (y) each Sodium RSU Award shall vest in full if, following the Effective Time, the holder thereof incurs a Qualifying Termination at any time such Sodium RSU Award remains outstanding (and, solely in the case of a Qualifying Termination that occurs more than eighteen (18) months following the Closing Date, subject to the holder timely executing (and not revoking) a general release of claims in a form provided by Sodium or one of its Subsidiaries), and (z) Sodium RSU Awards will not be entitled to receive any dividend equivalent rights with respect to any dividends declared or accrued following the Effective Time. At the Effective Time, and by virtue of the Merger and without any action on the part of Sodium, Sodium US, Merger Sub and the Company or the holders thereof, each award of Company DERs (whether vested or unvested) shall be cancelled and converted into the right to receive within ten (10) business days following the Closing Date and subject to Section 2.6 (but disregarding the requirement therein to provide notice of deduction or withholding), an amount in cash equal to the Company Pre-Closing Dividend Amount. For purposes of this Section 2.5(c), “Company Pre-Closing Dividend Amount” means, with respect to a Company RSU Award, the amount accrued in a bookkeeping account as of immediately prior to the Closing with respect to Company DERs granted in tandem with such Company RSU Award.

(d) Treatment of Company Performance Share Awards. At the Effective Time, and by virtue of the Merger and without any action on the part of Sodium, Sodium US, Merger Sub and the Company or the holders thereof, each Company Performance Share Award that is outstanding immediately prior to the Effective Time shall be assumed and converted into a Sodium RSU Award in accordance with this Section 2.5(d). Each such Sodium RSU Award as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the Company Performance Share Award immediately prior to the Effective Time, except that, (x) as of the Effective Time, the number of Sodium Shares subject to the Sodium RSU Award shall equal (i) the product of (A) a number of shares of Company Common Stock underlying such Company Performance Share Award determined based on such award’s Applicable Performance Level by (B) the Exchange Ratio, (ii) rounded down to the nearest whole share, (y) each such Sodium RSU Award shall vest in full if, following the Effective Time, the holder thereof incurs a Qualifying Termination (and, solely in the case of a Qualifying Termination that occurs more than eighteen (18) months following the Closing Date, subject to the holder timely executing (and not revoking) a general release of claims in a form provided by Sodium or one of its Subsidiaries), with such Sodium RSU Award settled as soon as practicable, but in no event later than thirty (30) days, following such Qualifying Termination (or such later time as required to comply with Section 409A of the Code) and (z) Sodium RSU Awards will not be subject to any performance-based vesting conditions, which shall be deemed achieved at the Applicable Performance Level. For purposes of this Section 2.5(d), “Applicable Performance Level” shall mean (i) with respect to Company Performance Share Awards with a performance period commencing as of January 1, 2022, the greater of (A) the target performance level and (B) the actual performance level attained as of the Effective Time (based on actual achievement of applicable performance goals, as reasonably determined by the Company Board in the ordinary course of business consistent with past practice), (ii) for Company Performance Share Awards with a performance period commencing as of January 1, 2023 or January 1, 2024, one hundred and twenty percent (120%) of the target performance level and (iii) if applicable, with respect to Company Performance Share Awards with a performance period commencing as of January 1, 2025, the actual performance level attained as of the Effective Time (based on actual achievement of applicable performance goals, as reasonably determined by the Company Board in the ordinary course of business consistent with past practice).

(e) Treatment of Company DSU Awards. At the Effective Time, and by virtue of the Merger and without any action on the part of Sodium, Sodium US, Merger Sub and the Company or the holders thereof, each Company DSU Award (whether vested or unvested) that is outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive, within ten (10) business days following the Closing Date and subject to Section 2.6 (but disregarding the requirement therein to provide notice of deduction or withholding), a number of Sodium Shares equal to (i) the product of (A) the number of shares of Company Common Stock underlying the Company DSU Award multiplied by (B) the Exchange Ratio, (ii) rounded down to the nearest whole share.

(f) Company Equity Plan. Prior to the Effective Time, the Company shall take all necessary action for the treatment of the Company Equity Awards as contemplated under this Section 2.5. At the Effective Time, Sodium shall assume all the obligations of the Company under the Company Equity Plan, each outstanding Company Equity Award and the agreements evidencing the grants thereof (as modified by this Section 2.5), and the number and kind of shares available for issuance under the Company Equity Plan shall be adjusted to reflect Sodium Shares in accordance with the provisions of the Company Equity Plan.

Section 2.6 Withholding.

(a) Each of Sodium, Sodium US, Merger Sub, the Company, the Exchange Agent and any other applicable withholding agent (each, a “Withholding Agent”) shall be entitled to deduct and withhold (without duplication) from any amount otherwise payable pursuant to this Agreement such amounts as the applicable Withholding Agent reasonably determines are required to be deducted and withheld under the Internal Revenue Code of 1986, as amended (the “Code”), or any other Tax Law, with respect to the making of such payment; provided that, other than with respect to (i) withholding attributable to the failure of the Company to comply with its obligations pursuant to Section 6.15(a) [Non-USRPHC Certificate] or (ii) United States withholding as may be applicable in the circumstances described in the Letter of Transmittal and any ancillary documents thereto, Sodium, Sodium US or Merger Sub, as applicable, shall (or shall cause the Exchange Agent to) use reasonable best efforts to (i) provide the applicable payee with written notice of such party’s intention to deduct or withhold at least five (5) business days prior to any such deduction or withholding and (ii) cooperate with the applicable payee to reduce or eliminate any such deduction or withholding. To the extent that amounts are so withheld, deducted and timely paid over to the applicable Governmental Entity, such withheld and deducted amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of whom such deduction and withholding was made.

(b) Without limitation of Section 2.6(a), if withholding is to be taken in Sodium Shares, the applicable Withholding Agent shall be entitled to withhold from and retain or sell, or cause to be retained or sold, the amount of such Sodium Shares otherwise issuable to the relevant holder of shares of Company Common Stock (each such holder, a “Payee”), on behalf of and for the benefit of such Payee, as is necessary to satisfy any applicable withholding, including any withholding arising in connection with such sale of Sodium Shares. Any cash proceeds from any such sale in excess of the amount of Taxes due with respect to such Payee, net of any expenses, shall be delivered to the applicable Payee and the withheld amounts shall be timely remitted to the applicable Governmental Entity. Any costs or expenses incurred by the applicable Withholding Agent in connection with such sale (excluding any Taxes imposed on the Payee as beneficial owner of the Sodium Shares sold) shall be borne equally by Sodium and the Company; provided that the parties hereto shall use commercially reasonable efforts to reduce or eliminate any such cost or expense. For the avoidance of doubt, the applicable Payee (i) shall be treated as the seller, prior to the sale, and the beneficial owner, of any Sodium Shares sold pursuant to this Section 2.6(b), for all Tax purposes and (ii) shall be responsible for, and hold the applicable Withholding Agent and its representatives and Affiliates harmless from, any Taxes arising as a result of the sale of such Payee’s Sodium Shares pursuant to this Section 2.6(b).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (a) the Company SEC Documents (excluding any disclosures set forth in any such Company SEC Document under the heading “Risk Factors” or in any section relating to disclaiming forward-looking statements, in each case, other than historical facts contained therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or (b) subject to Section 9.11, the disclosure schedule delivered by the Company to Sodium and Sodium US immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”), the Company represents and warrants to Sodium, Sodium US and Merger Sub as follows:

Section 3.1 Qualification, Organization, Subsidiaries, etc.

(a) Each of the Company and its Subsidiaries is a legal entity duly organized or formed, validly existing and in good standing under the Laws of its jurisdiction of organization or formation. Each of the Company and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly licensed or qualified to do business, and is in good standing as a foreign entity, in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such licensing or qualification, except where the failure to be so qualified or in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has made available to Sodium (including via the Company SEC Documents) prior to the date of this Agreement true and complete copies of the Company Organizational Documents, in each case, as amended through the date hereof. All such Company Organizational Documents and all organizational documents of each significant Subsidiary (such significant subsidiaries as defined in Rule 1–02(w) of Regulation S-X promulgated by the SEC, “Significant Subsidiaries”) of the Company are in full force and effect and the Company and its Subsidiaries are not in any material violation thereof.

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists of shares of Company Common Stock. As of 5:00 pm Central time on March 29, 2024 (the “Company Measurement Date”), there were outstanding (i) 190,353,445 shares of Company Common Stock, (ii) no shares of Company preferred stock and (iii) no other shares of capital stock or other voting securities of the Company. All outstanding shares of Company Common Stock have been duly authorized and validly issued and have been fully paid and are nonassessable. As of the Company Measurement Date, there were outstanding (A) Company Options to purchase 2,560,356 shares of Company Common Stock (assuming the Company Options are exercisable in full), (B) Company SARs covering 215,703 shares of Company Common Stock (assuming the Company SARs are exercisable in full), (C) Company RSU Awards covering 1,338,986 shares of Company Common Stock, (D) Company Performance Share Awards covering 1,708,292 shares of Company Common Stock (assuming applicable performance goals are achieved at “maximum” levels), (E) Company DSU Awards covering 140,978 shares of Company Common Stock and (F) 20,943,876 shares of Company Common Stock reserved for issuance under the Company Equity Plan. Except as set forth in this Section 3.2 and except for changes since the Company Measurement Date resulting from the exercise of employee stock options outstanding on such date or the payment or redemption of other stock-based awards outstanding on such date or other securities issued as permitted by Section 6.1, no preemptive or similar rights, subscription or other rights, convertible securities, or other agreements, arrangements or commitments of any character relating to the capital stock of the Company, obligating the Company to issue, transfer or sell any capital stock or voting securities of the Company or securities convertible into or exchangeable for capital stock or voting securities of the Company or obligating the Company to grant, extend or enter into any such option, warrant, subscription or other right, convertible security, agreement, arrangement or commitment (any of the foregoing collectively, “Company Securities”). Except as permitted by Section 6.1 with respect to any Company Equity Awards, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities.

(b) The Company has made available to Sodium, as of the Company Measurement Date, a complete and correct list of each outstanding Company Option, Company SAR, Company RSU Award, Company Performance Share Award and Company DSU Award, including (i) the holder (which can be identified by name or identification number), (ii) date of grant, (iii) the number of shares of Company Common Stock subject to such Company Equity Award as of the date of this Agreement (with Company Performance Share Awards disclosed assuming that applicable performance goals are achieved at “maximum” levels), (iv) exercise price (if applicable), (v) expiration date (if applicable), (vi) vesting schedule, (vii) with respect to Company DSU Awards, settlement or payment schedule, (viii) with respect to Company Options, whether the Company Option is intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and (ix) whether such award was granted with a corresponding Company DER and the Company DER amounts accrued in a bookkeeping account as of the Company Measurement Date.

(c) Except as set forth in Section 3.2(a) and Section 3.2(b), there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Company or any of its Subsidiaries is a party (i) obligating the Company or any of its Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any equity interests of the Company or such Subsidiary of the Company or securities convertible into or exchangeable for such equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such equity interests, (D) provide any amount of funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or (E) make any payment to any person the value of which is derived from or calculated based on the value of any shares of Company Common Stock, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Company or its Subsidiaries.

(d) Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(e) There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of the shares of Company Common Stock or other equity interests of the Company or any of its Subsidiaries.

(f) The Company or a Subsidiary of the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each wholly owned Subsidiary of the Company, free and clear of any preemptive rights and any Liens (other than Company Permitted Liens and Liens arising under applicable securities Laws), and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable (except as such nonassessability may be affected by matters described in the DGCL or other similar Laws in any jurisdiction in which such Subsidiary is organized) and free of preemptive rights.

(g) No shares of Company Common Stock are owned by a Subsidiary of the Company. Except for equity interests in the Company’s Subsidiaries or the Company Joint Ventures, neither the Company nor any of its Subsidiaries beneficially owns, directly or indirectly, any equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any person), or has any obligation to acquire any such equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

Section 3.3 Authority; Noncontravention.

(a) The Company has the requisite corporate power and authority to enter into this Agreement and, subject to the adoption of this Agreement by holders of a majority of the outstanding shares of Company Common Stock (the “Company Stockholder Approval”), except for under, and with respect to, the Company Credit Agreements, to consummate the Transactions. The execution and delivery by the Company of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Company Board and, except for the Company Stockholder Approval (assuming the accuracy of the representations and warranties set forth in Section 4.9 and Section 5.16) no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the Transactions. As of the date hereof, the Company Board has unanimously resolved to recommend that the Company’s stockholders adopt this Agreement (the “Company Recommendation”). The Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding agreement of the other parties hereto, this Agreement constitutes the legal, valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to creditors’ rights generally or the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law (the “Remedies Exceptions”).

(b) No consents or approvals of, or filings or registrations with, any Governmental Entity are necessary in connection with (i) the execution and delivery by the Company of this Agreement or (ii) the consummation by the Company of the Transactions, except for, subject to the accuracy of the representations and warranties of Sodium US and Merger Sub in Article IV and Sodium in Article V, (A) the filing with the SEC of a proxy statement (the “Proxy Statement/Prospectus”) relating to the matters to be submitted to the stockholders of the Company at a meeting of such holders for the purpose of adopting this Agreement (including any adjournment or postponement thereof, the “Company Stockholder Meeting”) and other filings required under federal or state securities Laws, (B) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (C) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the Nasdaq Composite (the “Nasdaq”), (D) such filings, notifications, clearances, consents and approvals as may be required to be made or obtained under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and other Regulatory Laws and (E) such other consents, authorizations, approvals, filings or registrations, the absence or unavailability of which would not have, individually or in the aggregate, a Company Material Adverse Effect or materially delay consummation of the Merger.

(c) The execution and delivery by the Company of this Agreement do not and, assuming the Company Stockholder Approval is obtained, the consummation of the Transactions and compliance with the provisions hereof will not, result in any material (i) loss, suspension, limitation or impairment of any right of the Company or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Material

Contract (except for the Company Credit Agreements and any Company Material Contract that is terminable without cause upon not more than ninety (90) days’ prior notice) or result in any Lien (other than Company Permitted Liens), in each case, upon any of the properties or assets of the Company or any of its Significant Subsidiaries, (ii) conflict with or result in any violation of any provision of the Company Organizational Documents or the organizational documents of any Significant Subsidiary, in each case as amended or restated, or (iii) conflict with or result in a violation of any applicable Laws, except in the case of clauses (i) and (iii) for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens as would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.4 Reports and Financial Statements.

(a) The Company and each of its Subsidiaries has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the Securities and Exchange Commission (the “SEC”) since January 1, 2021 (all such documents and reports filed or furnished by the Company or any of its Subsidiaries on or after such date, the “Company SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) and the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), as the case may be, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information set forth in the Company SEC Documents as of a later date (but before the date of this Agreement) will be deemed to modify information as of an earlier date.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with United States generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(c) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S K of the SEC)), where the purpose of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or any Company SEC Documents.

Section 3.5 Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the management of the Company as appropriate to allow timely decisions regarding required disclosures and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2023, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of the Company has disclosed to the Company’s auditors and the audit committee of the Company (a) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to report financial information, if applicable, and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Sodium US prior to the date hereof.

Section 3.6 No Undisclosed Liabilities. Except (a) as reflected or reserved against in the Company’s consolidated balance sheet as of December 31, 2023 (the “Balance Sheet Date”) (including the notes thereto) included in the Company SEC Documents, (b) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the Transactions, (c) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business and (d) for liabilities and obligations that have been discharged or paid in full, neither the Company nor any Subsidiary of the Company has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries (including the notes thereto), other than those that would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.7 Compliance with Law; Permits.

(a) Since January 1, 2021, the Company and its Subsidiaries have been in compliance with, and are not in default under or in violation of, any applicable federal, tribal, state, local, foreign or multinational law, statute, treaty, act, code, ruling, award, writ, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of any Governmental Entity, including common law (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2021, neither the Company nor any of its Subsidiaries has received any written notice or, to the Company’s knowledge, other communication from any Governmental Entity regarding any actual, alleged, potential or possible violation of, or failure to comply with, any Law, except as would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and its Subsidiaries are in possession of all franchises, grants, authorizations, tariffs, licenses, permits, easements, variances, exceptions, exemptions, consents, certificates, approvals, waivers, clearances, permissions, qualifications and registrations and orders of or issued or approved by all applicable Governmental Entities, and may exercise all rights under any Company Material Contract with all applicable Governmental Entities, and have filed all tariffs, reports, notices and other documents with all applicable Governmental Entities that are necessary for the Company and its Subsidiaries to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any such Company Permits or to have filed such tariffs, reports, notices or other documents would not have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are valid and in full force and effect and are not subject to any administrative or judicial proceeding that could result in modification, termination, cancellation or revocation thereof, except where the failure to be in full force and effect or any modification, termination, cancellation or revocation thereof would not have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of the Company or any of its Subsidiaries under, any Company Permit, or has caused (or would cause) an applicable Governmental Entity to fail or refuse to issue, renew, or extend, any Company Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses, accelerations or failures that would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.8 Anti-Corruption.

(a) Since June 3, 2020, neither the Company, nor any Subsidiary, nor any director, officer, or, to the Company’s knowledge, employee, agent, or any other person acting on behalf of the Company or any of its Subsidiaries has directly or indirectly violated or received information suggesting the Company or any Subsidiary has violated any Anti-Corruption Laws; nor has the Company, any Subsidiary, or any of their respective directors, officers, employees, agents, or any other persons acting on their behalf corruptly offered, paid, promised to pay, authorized, solicited, or received the payment of money or anything of value, directly or indirectly, to or from any person, including any Governmental Official: (i) to influence any official act or decision of a Governmental Official; (ii) to induce a Governmental Official to do or omit to do any act in violation of a lawful duty; (iii) to induce a Governmental Official to influence the act or decision of a governmental Entity; (iv) to secure any improper business advantage; (v) to obtain or retain business in any way related to the Company or any of its Subsidiaries; or (vi) that would otherwise constitute a bribe, kickback, or other improper or illegal payment or benefit.

(b) The Company and its Subsidiaries have developed and implemented an Anti-Corruption Law compliance program which includes corporate policies and procedures designed to ensure compliance with applicable Anti-Corruption Laws.

(c) No civil or criminal penalties have been imposed on the Company or any of its Subsidiaries with respect to violations of Anti-Corruption Laws, nor have any voluntary disclosures relating to Anti-Corruption Laws been submitted to any Governmental Entity.

(d) Since June 3, 2020, to the Company’s knowledge, the Company and its Subsidiaries have not been under any Action involving alleged violations of Anti-Corruption Laws. Neither the Company nor any of its Affiliates are participating in any Action by a Governmental Entity relating to alleged violations by the Company or its Affiliates of any Anti-Corruption Law.

(e) Since June 3, 2020, no Governmental Entity, customer, or supplier has notified the Company or any of its Subsidiaries in writing of any actual or alleged violation or breach of an Anti-Corruption Law.

Section 3.9 Sanctions; Trade Controls.

(a) Since June 3, 2020, the Company and its Subsidiaries have: (i) complied with all applicable Trade Controls and Sanctions, including with specific reference, all sanctions imposed by the U.S. government, the European Union, any European Union member state, Norway, Canada and His Majesty’s Treasury of the United Kingdom that relate to Russia or Belarus; (ii) maintained in place and implemented controls and systems to ensure compliance with applicable Sanctions and Trade Controls, including with specific reference, all sanctions imposed by the U.S. government, the European Union, any European Union member state, Norway, Canada and His Majesty’s Treasury of the United Kingdom that relate to Russia or Belarus; (iii) not engaged in a transaction or dealing, directly or indirectly, with, involving, or for the benefit of a Sanctioned Country or Sanctioned Person in violation of Sanctions; and (iv) not been the subject of or otherwise involved in any Action by any Governmental Entity with respect to any actual or alleged violations of Trade Controls or Sanctions, and have not been notified of any such pending or threatened actions.

(b) Neither the Company nor any director, officer, employee or agent of the Company is: (i) a Sanctioned Person; (ii) subject to debarment or any list-based designations under Trade Controls; or (iii) engaged in transactions, dealings, or activities that might reasonably be expected to cause such person to become a Sanctioned Person.

(c) No civil or criminal penalties have been imposed on the Company or any of its Affiliates with respect to violations of Trade Controls or Sanctions, nor have any voluntary disclosures relating to Trade Controls or Sanctions been contemplated or submitted to any Governmental Entity.

(d) None of the Company or its Affiliates has undergone or is undergoing any internal or external audit, review, inspection, investigation, survey or examination of records relating to the Company’s or any of its Affiliates’ export activity, except as would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.10 Environmental Laws and Regulations. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (a) there are no Actions, pending, or to the Company’s knowledge, threatened against the Company or any of its Subsidiaries relating to a violation of, or liability under, any Environmental Law, (b) the Company and its Subsidiaries are, and for the past three (3) years have been, in compliance with all Environmental Laws, which compliance includes, and for the past three (3) years has included, obtaining, maintaining and complying with all Company Permits required under Environmental Laws, (c) there is no Action pending or, to the Company’s knowledge, threatened, by any Governmental Entity or any other person that is reasonably likely to result in the recission, termination or adverse modification of any Company Permit required under Environmental Laws, and neither the Company nor any of its Subsidiaries has received any notice or otherwise has knowledge that any Company Permit required under Environmental Laws will not be renewed, (d) there has been no Release of or contamination by Hazardous Materials, at, on, under or from any real property currently or, to the Company’s knowledge, formerly owned, leased or operated by the Company or any Subsidiary of the Company or, to the knowledge of the Company, any other real property used in connection with the operation of the business of the Company or any Subsidiary, in each case that has given rise or could reasonably be expected to give rise to liability of the Company or any Subsidiary under any Environmental Law, (e) neither the Company nor any Subsidiary has generated, used, handled, treated, stored, disposed of, transported, arranged for or permitted the disposal or transportation of, or exposed any person to, any Hazardous Materials in violation of, or in a manner that has given rise or could reasonably be expected to give rise to liability of the Company or any Subsidiary under, Environmental Law, (f) the Company is not party to any order, judgment or decree that imposes any obligation on the Company or any of its Subsidiaries under any Environmental Law, (g) for the past three (3) years, the Company and its Subsidiaries have not received any notice, report, order, directive or other information relating to a violation of, or liability under, any Environmental Law, and (h) the Company and its Subsidiaries have not assumed, undertaken, provided an indemnity with respect to or otherwise become subject to the liability of any other person under any Environmental Law.

Section 3.11 Employee Benefit Plans; Employees.

(a) Section 3.11(a) of the Company Disclosure Schedule sets forth a complete list, by region, of all material Company Benefit Plans, excluding any such Company Benefit Plan that is an employment offer letter or individual independent contractor or consultant agreement that is terminable upon no more than thirty (30) days’ notice without further liability and does not provide any change in control or severance payments. With respect to each material Company Benefit Plan set forth on Section 3.11(a) of the Company Disclosure Schedule, the Company has made available to Sodium and Sodium US complete and accurate copies of (i) such Company Benefit Plan, as amended to date, (ii) a written description of any such Company Benefit Plan if such plan is not set forth in a written document, (iii) each trust, insurance, annuity or other funding Contract related thereto (if any), (iv) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto (if any), (v) the most recent Internal Revenue Service determination letter (if any), (vi) the two (2) most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service with respect thereto (if any) and (vii) all material correspondence to or from any Governmental Entity received in the last three (3) years with respect to any such Company Benefit Plan.

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Company Benefit Plan (and any related trust or other funding vehicle) has been maintained, funded, operated and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto and (ii) all contributions, distributions and premium payments required to be made under the terms of any Company Benefit Plan have been timely made or, if not yet due, have been properly reflected in the Company’s financial statements in accordance with GAAP. Any Company Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or equivalent opinion letter from the Internal Revenue Service, or is the subject of a favorable opinion or advisory letter from the Internal Revenue Service on which the Company can rely and, to the Company’s knowledge, nothing has occurred since the date of such determination or opinion letter that would reasonably be expected to adversely affect or cause the loss of qualification of any such Company Benefit Plan.

(c) No Company Benefit Plan provides, and neither the Company nor any of its Subsidiaries sponsors, maintains, contributes to or is required to contribute to or has any liability with respect to any plan or arrangement which provides post-employment or retiree health, medical, life or other welfare benefits, except pursuant to the continuation coverage requirements of Section 601 et seq. of ERISA or Section 4980B of the Code for which the covered individual pays the full cost of coverage.

(d) (i) No Company Benefit Plan is, and none of the Company, any of its Subsidiaries or their respective ERISA Affiliates sponsors, maintains, contributes to, has any obligation to contribute to, or otherwise has any liability or obligation (whether direct or contingent) under or with respect to: a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA), a “defined benefit plan” (as defined in Section 3(35) of ERISA whether or not subject thereto), or other “employee pension benefit plan” (as defined in Section 3(2) of ERISA) that is or was subject to Title IV of ERISA or Section 412 of the Code, (ii) no Company Benefit Plan is (A) a “multiple employer plan” within the meaning of Section 210 of ERISA or Section 413(c) of the Code; or (B) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA, and (iii) none of the Company or any of its Subsidiaries has any current or contingent liability or obligation as a consequence of being considered a single employer with any other person under Section 414 of the Code during the past six (6) years.

(e) With respect to any Company Benefit Plan set forth in Section 3.11(e) of the Company Disclosure Schedule that was or is subject to Section 412 of the Code or Section 302 or Title IV of ERISA: (i) the minimum funding standards under Section 430 of the Code have been satisfied and all contributions required under Section 302 of ERISA have been timely made, whether or not waived; (ii) no reportable event within the meaning of Section 4043 of ERISA for which the 30-day notice requirement has not been waived has occurred or is expected to occur in connection with the Transactions; (iii) all premiums due to the Pension Benefit Guaranty Corporation (“PBGC”) have been timely paid in full; (iv) the PBGC has not instituted or threatened to institute proceedings to terminate any such Company Benefit Plan; and (v) all applicable requirements of Section 204(h) of ERISA have been complied with. No asset of the Company or its Subsidiaries is subject to a lien under Section 430 of the Code or Section 4068 of ERISA.

(f) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (A) the Company and its Subsidiaries have not incurred (whether or not assessed) any penalty or Tax under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code; and (B) there have been no non-exempt “prohibited transactions” (as defined in Section 4975 of the Code or Section 406 of ERISA) or any breaches of fiduciary duty (as determined under ERISA) with respect to any Company Benefit Plan.

(g) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each Company Benefit Plan that is subject to the Laws of a jurisdiction other than the United States (whether or not United States law also applies) (a “Non-U.S. Plan”): (i) all employer and employee contributions to each Non-U.S. Plan required by Law or by the terms of such Non-U.S. Plan have been timely made, or, if applicable, accrued in accordance with normal accounting practices, (ii) each Non-U.S. Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, and (iii) there are no unfunded or underfunded liabilities with respect to any Non-U.S. Plan. No Non-U.S. Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA).

(h) Except as required by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in combination with another event, (i) entitle any current or former director, officer, employee or individual service provider of the Company or any of its Subsidiaries to, or increase the amount of, any compensation or benefits, (ii) accelerate the time of payment or vesting of any compensation or benefits due any such individual, (iii) trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits, or (iv) trigger any other material obligation, benefit (including loan forgiveness), requirement or restriction pursuant to any Company Benefit Plan.

(i) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: each Company Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated and maintained in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. Neither the Company nor any of its Subsidiaries maintains any obligations to gross-up or reimburse any individual for any Tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.

(j) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: there are no pending or, to the Company’s knowledge, threatened Actions or audits by or on behalf of any Company Benefit Plan, by any employee or beneficiary covered under any Company Benefit Plan or otherwise involving any Company Benefit Plan (other than routine claims for benefits).

(k) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: the Company and its Subsidiaries are not the subject of any pending or, to the Company’s knowledge, threatened proceeding alleging that the Company or Subsidiary has engaged in any unfair labor practice under the National Labor Relations Act or other Law. Since January 1, 2021 there has not been any, pending or, to the Company’s knowledge, threatened unfair labor practice charge, material labor grievance, material labor arbitration, material dispute, strike, work stoppage, walkout, any concerted slowdown, picketing, lockout, or to the Company’s knowledge, hand billing, against or affecting any of the Company or its Subsidiaries involving employees of the Company or its Subsidiaries. None of the Company or any of its Subsidiaries is a party to or bound by any Labor Agreement, and there are no Labor Agreements that pertain to any of the employees of the Company or any of its Subsidiaries with respect to such employees’

employment with the Company or any of its Subsidiaries, and none are currently being negotiated and there are no labor unions, works councils, employee representatives, group of employees or other organizations representing, or, to the Company’s knowledge, purporting to represent or attempting to represent, any employee of the Company or any of its Subsidiaries with respect to such employees’ employment with the Company or any of its Subsidiaries. To the Company’s knowledge, since January 1, 2021, there have been no labor organizing activities with respect to any employees of the Company or any of its Subsidiaries and with respect to such employees’ employment with the Company or any of its Subsidiaries. Neither the execution and delivery of this Agreement nor the consummation of the Transactions contemplated hereby (either alone or in combination with another event) requires the provision of information to, or consultations, discussions or negotiations with, employee representative bodies (including any unions or works councils) that represent employees of the Company or any of its Subsidiaries.

(l) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: the Company and its Subsidiaries are, and since January 1, 2021 have been, in compliance with all applicable Laws relating to employment, including Laws relating to discrimination, harassment, retaliation, hours of work and the payment of wages or overtime wages (including the classification of independent contractors and exempt and non-exempt employees), terms and conditions of employment, health and safety, immigration (including the completion of Forms I-9 for all U.S. employees and the proper confirmation of employee visas), pay transparency, disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act, workers’ compensation, labor relations, employee leave issues, employee trainings and notices, affirmative action and unemployment insurance).

(m) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) since January 1, 2021, the Company and its Subsidiaries have fully and timely paid all wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees and other compensation that have come due and payable to their current or former employees and individual service providers; and (ii) each individual who is providing or since January 1, 2021 has provided services to the Company or its Subsidiaries and is or was classified and treated as an independent contractor, leased employee or other non-employee service provider, is and has been properly classified and treated as such for all applicable purposes.

(n) The Company and its Subsidiaries have, since January 1, 2021, investigated all sexual harassment, or other unlawful harassment, discrimination, or retaliation allegations against directors, officers or employees of the Company and its Subsidiaries that have been reported to the Company or its Subsidiaries or of which any such entity is otherwise aware. With respect to each such allegation (except those the Company or its Subsidiary reasonably deemed to not have merit), the Company and its Subsidiaries have taken corrective action reasonably calculated to prevent further unlawful action.

Section 3.12 Absence of Certain Changes or Events.

(a) From the Balance Sheet Date through the date of this Agreement, the businesses of the Company and its Subsidiaries have been conducted in all material respects in the ordinary course of business.

(b) Since the Balance Sheet Date, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect.

Section 3.13 Investigations; Litigation. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (a) there is no investigation, information request (formal or informal), inquiry, audit or review pending (or, to the Company’s knowledge, threatened) by any Governmental Entity with respect to the Company or any of its Subsidiaries, (b) since January 1, 2021 there have been no, Actions, subpoenas or other requests for information relating to actual or potential violations of Law pending (or, to the Company’s knowledge, threatened) against or affecting the Company or any of its Subsidiaries, or any of their respective properties and (c) since January 1, 2021 there have been no, orders, judgments or decrees of, or before, any Governmental Entity against the Company or any of its Subsidiaries.

Section 3.14 Information Supplied. None of the information provided (or to be provided) in writing by or on behalf of the Company or its Subsidiaries specifically for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Sodium in connection with the issuance of Sodium Shares as Equity Consideration (which will include the Proxy Statement/Prospectus) (the “Registration Statement”) will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Proxy Statement/Prospectus will, on the date it is first mailed to the Company’s stockholders and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus and the Registration Statement (solely with respect to the portion thereof based on information supplied by the Company or its Subsidiaries for inclusion or incorporation by reference therein, but excluding any portion thereof based on information supplied by Sodium, Sodium US, Merger Sub or their Affiliates for inclusion or incorporation by reference therein, with respect to which no representation is made by the Company or any of its Subsidiaries) will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing provisions of this Section 3.14, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Registration Statement or the Proxy Statement/Prospectus that were not specifically supplied in writing by or on behalf of the Company.

Section 3.15 Tax Matters. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect:

(a) (i) all Tax Returns required to be filed with any Taxing Authority by, or with respect to, the Company and its Subsidiaries have been filed in accordance with all applicable Laws (taking into account any valid extensions), (ii) the Company and its Subsidiaries have timely paid all Taxes (whether or not shown as due and payable on any Tax Return) required to be paid except for amounts that are being contested in good faith by appropriate proceedings and for which adequate reserves or other appropriate provisions have been made in accordance with GAAP, and (iii) such Tax Returns are true, correct and complete in all respects;

(b) the Company and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholders of the Company (or any of its Subsidiaries) or other person;

(c) there is no action, suit, proceeding, audit or claim (each, a “Tax Proceeding”) now proposed in writing or pending against or with respect to the Company or any of its Subsidiaries in respect of any Tax or Tax Return;

(d) neither the Company nor any of its Subsidiaries is liable for any Tax imposed on any entity other than such person, except as the result of the application of Treasury Regulation Section 1.1502-6 (and any comparable provision of the Tax Laws of any state, local or foreign jurisdiction) to the affiliated group of which the Company or any of its Subsidiaries is or was the common parent or pursuant to any Tax sharing or indemnification provisions contained in any customary commercial agreement entered into in the ordinary course of business and not primarily relating to Tax;

(e) neither the Company nor any of its Subsidiaries is a party to, is bound by, or has any obligation for any Tax imposed on any entity other than such person under, any Tax sharing, allocation or indemnity agreement or any similar agreement or arrangement, except for any such agreement or arrangement solely between or among any of the Company and its Subsidiaries or any Tax sharing or indemnification provisions contained in any customary commercial agreement entered into in the ordinary course of business and not primarily relating to Tax;

(f) neither the Company nor any of its Subsidiaries is a party to any closing agreement described in Section 7121 of the Code or any predecessor provision thereof or any similar agreement under the Tax Laws of any state, local or foreign jurisdiction;

(g) neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying or intended to qualify for tax-free treatment, in whole or in part, under Section 355 of the Code since January 1, 2022 and up to the date of this Agreement;

(h) neither the Company nor any of its Subsidiaries has granted any currently effective requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment or collection of any Taxes with respect to any Tax Returns of the Company or any of its Subsidiaries;

(i) to the Company’s knowledge, neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2);

(j) there are no Liens for Taxes (other than a Company Permitted Lien) on any of the assets of the Company or any of its Subsidiaries;

(k) no claim has been made in writing by an authority in a jurisdiction in which the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation in that jurisdiction, which claim has not been resolved. To the Company’s knowledge, neither the Company nor any of its Subsidiaries has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty), or otherwise become subject to Tax jurisdiction in a country other than the country of its formation;

(l) no Subsidiary is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code; and

(m) neither the Company nor any Subsidiary has made any election under Section 965(h) of the Code.

Section 3.16 Intellectual Property.

(a) Section 3.16(a) of the Company Disclosure Schedule contains a complete and accurate list of all material (i) patents and patent applications, (ii) registered Trademarks and applications therefor and (iii) registered copyrights, in each case, that are owned by the Company or any of its Subsidiaries (collectively, together with domain name registrations owned by the Company or any of its Subsidiaries, the “Company Registered IP”). Each item of Company Registered IP is, as of the date of this Agreement, subsisting, has not expired or been abandoned, and is in full force and effect, in each case, except as would not be material to the Company and its Subsidiaries, taken as a whole. No Action is pending, or to the Company’s knowledge has been threatened since January 1, 2022, challenging the validity, enforceability, registration, ownership or scope of any Company Registered IP (other than office actions and similar proceedings in connection with the prosecution of applications for the registration or issuance of any Intellectual Property).

(b) All material Company Owned IP is exclusively owned by the Company and its Subsidiaries, free and clear of all Liens, other than Company Permitted Liens. Neither the execution and delivery by the Company of this Agreement, nor the consummation of the Transactions, will (i) result in the loss, termination, or impairment of any right of the Company or any of its Subsidiaries in any Intellectual Property or (ii) trigger any requirement for the Company or any of its Subsidiaries to pay any additional consideration for the continued use of any such Intellectual Property, in each case, except as would not be material to the Company and its Subsidiaries, taken as a whole.

(c) The Company and its Subsidiaries use commercially reasonable efforts to maintain and protect the confidentiality of all trade secrets and other material confidential information owned or held by the Company and its Subsidiaries. Except as would not be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have not disclosed or consented to the disclosure of any such trade secret or other confidential information to any person other than (i) pursuant to a written agreement restricting the disclosure and use of such trade secret or (ii) to a person who otherwise has a legally enforceable duty or obligation to maintain the confidentiality of such trade secret.

(d) All persons who have contributed to or participated in the conception or development of any material Intellectual Property that is purported to be owned by the Company or any of its Subsidiaries, have executed written agreements with the Company or one of its Subsidiaries, pursuant to which each such person has presently assigned to the Company or one of its Subsidiaries all of such person’s right, title and interest in and to such Intellectual Property (except to the extent ownership of such Intellectual Property vests in the Company or its applicable Subsidiary by operation of Law).

(e) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2022, neither the Company nor any of its Subsidiaries has infringed, misappropriated, diluted or otherwise violated, and the conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe, misappropriate, dilute or otherwise violate, any person’s Intellectual Property. No Action is pending or has been threatened in writing since January 1, 2022, alleging any such infringement, misappropriation, dilution, or other violation of Intellectual Property. To the knowledge of the Company, since January 1, 2022, no person has infringed, misappropriated, diluted or otherwise violated any Company Owned IP in any material respect.

(f) To the Company’s knowledge, the material Software included in the Company Owned IP (the “Company Proprietary Software”) does not contain any computer code or any other procedures, routines, mechanisms, viruses, worms, Trojan horses, bugs, faults or other devices, errors or contaminants that are designed to: (A) materially disrupt or adversely affect the functionality of such Software, or (B) enable or assist any person to access or control without authorization such Software. Neither the Company nor any of its Subsidiaries has entered into any source code escrow agreement to escrow, or has agreed to enter into an agreement to escrow, any material Company Proprietary Software. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, no open source software or freeware is incorporated in or otherwise linked to any Company Proprietary Software in a manner that would require or obligate the Company or any of its Subsidiaries to (A) disclose, contribute, distribute, license or otherwise make available to any person (including any open source community) any proprietary source code included in the Company Proprietary Software, or (B) license any Company Proprietary Software for no fee or on the same terms as the applicable open source Software license. To the Company’s knowledge, the. Company and its Subsidiaries are in compliance with the terms and conditions of all relevant licenses for open source software incorporated in any Company Proprietary Software.

(g) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) the IT Assets operate and perform as required by the Company and its Subsidiaries, (ii) there have been no unremediated malfunctions or failures since January 1, 2022, and (iii) the Company and its Subsidiaries have in place commercially reasonable policies and procedures to protect the security and integrity of the IT Assets. Except as would not reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole, to the Company’s knowledge, since January 1, 2022, there has been no security breach or other unauthorized access to the IT Assets that has resulted in the unauthorized access, use, disclosure, deletion, destruction, modification, corruption, or encryption of any information or data contained therein. The Company and its Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan, in each case substantially consistent with customary industry practices.

Section 3.17 Real Property.

(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) either the Company or a Subsidiary of the Company has good and marketable title to each real property owned by the Company or its Subsidiaries at which material operations of the Company or its Subsidiaries are conducted (collectively, the “Company Owned Real Property”) and (ii) either the Company or a Subsidiary of the Company has a good and valid leasehold interest in each material real property that is leased, subleased, used or otherwise occupied by the Company or its Subsidiaries and at which material operations thereof are conducted (collectively, the “Company Leased Real Property”) pursuant to the applicable lease, sublease, use or occupancy agreement pursuant to which the Company or its Subsidiaries has been granted rights with respect thereto (together with all amendments, modifications, guarantees and other supplements thereto, the “Company Real Property Leases”), in each case, free and clear of all Liens other than any Company Permitted Liens.

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Real Property Lease is valid, binding and in full force and effect in accordance with its terms, subject to the Remedies Exceptions, (ii) no uncured default of a material nature on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord thereunder, exists under any Company Real Property Lease, and no event has occurred or circumstance exists that, with the giving of notice, the passage of time, or both, would constitute a material breach or default under a Company Real Property Lease, (iii) there are no pending, nor to the knowledge of the Company, threatened, condemnation, eminent domain or similar proceedings with respect to any material Company Real Property, and (iv) no casualty event has occurred that is material to any Company Real Property that has not been remedied in all material respects (including as required, if applicable, pursuant to a Company Real Property Lease). The Company Real Property constitutes all real property used, held for use, or necessary to be used, in connection with the business of the Company and its Subsidiaries as presently conducted. There are no pending, nor to the knowledge of the Company, threatened, condemnation, eminent domain or similar proceedings with respect to any material Company Real Property. No casualty event has occurred that is material to any Company Real Property that has not been remedied in all material respects (including as required, if applicable, pursuant to a Company Real Property Lease).

Section 3.18 Insurance. The Company and its Subsidiaries maintain, or are entitled to the benefits of, insurance in such amounts and against such risks substantially as the Company believes to be customary for the industries in which it and its Subsidiaries operate. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received notice of any pending or, to the Company’s knowledge, threatened cancellation or premium increase (retroactive or otherwise) with respect to any such insurance policy, and each of its Subsidiaries is in compliance with all conditions contained therein.

Section 3.19 Opinion of Financial Advisor. The Company Board has received the opinion of Centerview Partners LLC to the effect that, as of the date thereof and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Exchange Ratio provided for pursuant to this Agreement is fair, from a financial point of view to the holders of shares of Company Common Stock (other than holders of shares of Company Excluded Stock and any shares of Company Common Stock held by any affiliate of the Company or Sodium). The Company shall, promptly following the execution of this Agreement by all parties, furnish an accurate and complete copy of said opinion to Sodium solely for informational purposes.

Section 3.20 Material Contracts.

(a) Except for this Agreement, the Company Benefit Plans and agreements filed as exhibits to the Company SEC Documents, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) any Contract that (A) expressly imposes any material restriction on the right or ability of the Company or any of its Subsidiaries to compete with, or acquire or dispose of the securities of, any other person or (B) contains an exclusivity or “most favored nation” clause that restricts the business of the Company or any of its Subsidiaries in a material manner;

(iii) any mortgage, note, debenture, indenture, security agreement, guaranty, pledge or other agreement or instrument evidencing indebtedness for borrowed money or any guarantee of such indebtedness of the Company or any of its Subsidiaries, in an amount in excess of $25 million;

(iv) any joint venture, partnership or limited liability company agreement or other Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between the Company and its Subsidiaries or among the Company’s Subsidiaries;

(v) any Contract expressly limiting or restricting the ability of the Company or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be;

(vi) any acquisition Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations, that could reasonably be expected to result in payments after the date hereof by the Company or any of its Subsidiaries in excess of $25 million;

(vii) any Labor Agreement;

(viii) any Contract that is a settlement, conciliation or similar agreement with any Governmental Entity and pursuant to which the Company or any of its Subsidiaries will have a material outstanding obligation after the date of this Agreement;

(ix) any Contract that obligates the Company or any Subsidiary for more than one (1) year, is not terminable without penalty upon notice of ninety (90) days or less and has total projected revenue of at least $50 million;

(x) any Contract that involves a take or pay amount of at least $25 million;

(xi) the Company Real Property Leases;

(xii) any Contract pursuant to which the Company or any of its Subsidiaries (A) is granted a license to use any third-party Intellectual Property that is material to the business of the Company and its Subsidiaries, taken as a whole, other than (i) shrink-wrap, click-wrap and off-the shelf Software licenses, and (ii) any other non-exclusive licenses for Software that is commercially available generally or (B) grants to a third party a license to use any Intellectual Property owned by the Company or any of its Subsidiaries that is material to the business of the Company and its Subsidiaries, taken as a whole, other than non-exclusive licenses granted in the ordinary course of business; and

(xiii) any Contracts or arrangements containing a non-compete or similar type of provision that limit or otherwise restrict the Company or any of its Subsidiaries or any of their respective Affiliates or any successor thereto, and that would reasonably be expected to, after the Effective Time, limit or restrict Sodium or any of its Affiliates (including the Company and its Subsidiaries following the Closing) or any successor thereto, from (A) engaging or competing in any line of business or in any geographic area during any period or (B) making, selling or distributing any products or services, or using, transferring or distributing, or enforcing any of their respective rights with respect to, any of their respective material assets or properties.

All contracts of the types referred to in clauses (i) through (xiii) above are referred to herein as “Company Material Contracts.”

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) neither the Company nor any Subsidiary of the Company that is a party thereto is in breach of or default under the terms of any Company Material Contract; (ii) to the Company’s knowledge, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract, no event has occurred that, with or without notice or lapse of time, or both would constitute a material breach of or material default under, or give rise to a right of termination, cancellation or acceleration of any material obligation under any Company Material Contract; and (iii) each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the Company’s knowledge, of each other party thereto, and is in full force and effect, subject to the Remedies Exceptions. A copy of each Company Material Contract has previously been made available to Sodium (including via the Company SEC Documents).

Section 3.21 Customers and Suppliers.

(a) Section 3.21(a) of the Company Disclosure Schedule sets forth a list of the twenty (20) largest customers of the Company, together with its Subsidiaries by total sales by the Company, together with its respective Subsidiaries, taken as a whole, during the year ended December 31, 2023 (each, a “Significant Customer”). Except as would not be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2023, no Significant Customer has stated in writing that it will (x) stop purchasing products or services from the Company or its Subsidiaries; or (y) change, materially and adversely, the terms and conditions on which it purchases products from the Company or its Subsidiaries.

(b) Section 3.21(b) of the Company Disclosure Schedule sets forth a list of twenty (20) largest suppliers of the Company, together with its Subsidiaries by total sales to the Company, together with its Subsidiaries, taken as a whole, during the year ended December 31, 2023 (each, a “Significant Supplier”). Except as would not be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2023, no Significant Supplier has stated in writing that it will (x) stop supplying the Company or its Subsidiaries; or (y) change, materially and adversely, the terms and conditions on which it is prepared to supply the Company or its Subsidiaries.

Section 3.22 Data Protection. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries and, to the Company’s knowledge, all Affiliates, vendors, processors, or other third parties processing or otherwise accessing, or sharing Personal Information for or on behalf of the Company and its Subsidiaries (“Data Partners”), comply and have at all times complied with all Law, binding guidance and standards, written policies, notices, statements, and contractual obligations applicable to the Company and its Subsidiaries relating to the privacy, security, or processing of Personal Information, data breach notification, the tracking or monitoring of online activity, processing and security of payment card information, and email, text message, or telephone communications (collectively, “Data Privacy Obligations”). Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the execution, delivery, and performance of this Agreement and the Transactions will not require the consent of or provision of notice to any person concerning such person’s Personal Information or prohibit the transfer of Personal Information to Sodium or Sodium US. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries, since January 1, 2022 have, and have required Data Partners to have, implemented, maintained, and complied with industry standard administrative, technical, and physical safeguards that: (i) protect against any loss, theft, or unlawful or unauthorized access, use, loss, disclosure, denial, alteration, destruction, compromise, modification, or other unauthorized processing of Personal Information, or IT Assets (“Security Incidents”); (ii) identify and address internal and external risks to the privacy and security of Personal Information in their possession or control; (iii) monitor and maintain adequate and effective administrative, technical, physical, and organizational safeguards to protect such Personal Information and IT Assets. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have not: (i) been required to notify customers, consumers, employees, Governmental Entity, or any other person of any Security Incident or non-compliance with Data Privacy Obligations; (ii) received any written notice, request, claim, complaint, correspondence or other communication regarding non-compliance with Data Privacy Obligations or a Security Incident; or (iii) been subject to or been notified in writing of any pending or threatened inquiry or Action by or before any Governmental Entity regarding the actual or alleged violation of any Data Privacy Obligation. Except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have not transferred or permitted the transfer of Personal Information originating in the European Economic Area, United Kingdom, or the People’s Republic of China outside the European Economic Area, United Kingdom, or the People’s Republic of China, respectively, except where such transfers have complied with the Data Privacy Obligations.

Section 3.23 Related Party Transactions. There are no outstanding amounts payable to or receivable from, or advances by the Company or any of its Subsidiaries to, and neither the Company nor any of its Subsidiaries is otherwise a creditor or debtor to, or party to any Contract or transaction with, any holder of five percent (5%) or more of Company Common Stock or any director, officer or employee of the Company or its Subsidiaries, or, to the Company’s knowledge, any relative of any of the foregoing, except for employment or compensation agreements or arrangements with directors, officers and employees made in the ordinary course.

Section 3.24 Joint Ventures.

(a) Section 3.24(a) of the Company Disclosure Schedule sets forth (i) a correct and complete list, of all incorporated (or similarly formed) joint venture, teaming, partnership, or other similar agreements, arrangements or understandings and all other material joint venture, teaming, partnership, or other similar agreements, arrangements or understandings, in each case, involving a sharing of profits losses, costs or liabilities in which the Company or any of its Subsidiaries holds at least five percent (5%) of the equity or other participating rights or interests (collectively, “Company Joint Ventures”), and (ii) the percentage ownership interests or rights in each such Company Joint Venture that are held by the Company or its applicable Subsidiary and such other parties. For the avoidance of doubt, no wholly owned Subsidiary of the Company shall be deemed to be a Company Joint Venture.

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) there is currently no violation of, default or breach under any of such Company Joint Venture’s organizational documents and the execution and delivery of, compliance with, performance under or consummation of this Agreement shall not result in any such violation, default or breach, (ii) each of such Company Joint Venture’s outstanding shares of capital stock or other equity interests (if any) is duly authorized, validly issued, fully paid and non-assessable, (iii) there are no remaining capital contributions or other payments due to such Company Joint Venture from the Company or its applicable Subsidiary, and (iv) there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, stock-based units (performance based or otherwise), redemption rights, repurchase rights, agreements, arrangements, calls, rights of first refusal or first offer, profits interests, commitments or rights of any kind that obligate such Company Joint Venture to issue or sell, or which relate to, any shares of capital stock or other equity interests of such Company Joint Venture or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any shares of capital stock or other equity interests of such Company Joint Venture, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

Section 3.25 Finders or Brokers. Except for Centerview Partners LLC, neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the Transactions who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 3.26 Takeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 4.9 and Section 5.16, the actions of the Company Board in approving this Agreement and the Transactions are sufficient to render Section 203 of the DGCL inapplicable to this Agreement and the Transactions. Except for Section 203 of the DGCL, no “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law or any similar anti-takeover provisions statutes or regulations enacted under the DGCL or other Law applies or purports to apply to this Agreement or any of the Transactions. In accordance with Section 262 of the DGCL, no appraisal or dissenters’ rights will be available to the holders of shares of Company Common Stock in connection with the Merger. There is no shareholder rights plan in effect to which the Company is a party or otherwise bound.

Section 3.27 No Additional Representations.

(a) The Company is not relying on any representation or warranty as to any matter whatsoever except as expressly set forth in Article IV and Article V or in any certificate or other transaction document delivered by Sodium, Sodium US or Merger Sub to the Company in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) acknowledges and agrees that that neither Sodium, Sodium US nor Merger Sub makes any representation or warranty with respect to (i) any projections, estimates or budgets delivered or made available to the Company (or any of its affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Sodium US and its Subsidiaries or (ii) the future business and operations of Sodium US and its Subsidiaries, and that the Company has not relied on such other information or any other representation or warranty not set forth in Article IV and Article V.

(b) The Company has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of Sodium and its Subsidiaries. Except for the representations and warranties expressly set forth in Article IV and Article V or in any certificate delivered by Sodium, Sodium US or Merger Sub to the Company in accordance with the terms hereof, in entering into this Agreement, the Company has relied solely upon its independent investigation and analysis of Sodium, Sodium US and Sodium US’s Subsidiaries, and the Company acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Sodium, Sodium US, Sodium US’s Subsidiaries, or any of their respective affiliates, stockholders, controlling persons or representatives that are not expressly set forth in Article IV or Article V or in any certificate delivered by Sodium, Sodium US or Merger Sub to the Company in accordance with the terms hereof, whether or not such representations, warranties or statements were made in writing or orally. The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV or Article V or in any certificate delivered by Sodium, Sodium US or Merger Sub to the Company, (i) Sodium, Sodium US or Merger Sub do not make, and have not made, any representations or warranties relating to themselves or their businesses or otherwise in connection with the Transactions and the Company is not relying on any representation or warranty except for those expressly set forth in Article IV or Article V or in any certificate delivered by Sodium or Merger Sub to the Company in accordance with the terms hereof, (ii) no person has been authorized by Sodium, Sodium US or Merger Sub to make any representation or warranty relating to themselves or their business or otherwise in connection with the Transactions, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by such party, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Company or any of its representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in Article IV or Article V.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SODIUM US AND MERGER SUB

Except as disclosed in (a) the Sodium SEC Documents (excluding any disclosures set forth in any such Sodium SEC Document under the heading “Risk Factors” or in any section disclaiming forward-looking statements, in each case, other than historical facts contained therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or (b) subject to Section 9.11, the Sodium Disclosure Schedule, Sodium US and Merger Sub represent and warrant to the Company as follows:

Section 4.1 Qualification, Organization, Subsidiaries, etc.

(a) Each of Sodium US and Merger Sub is a corporation duly formed, validly existing and in good standing under the Laws of Delaware. Each of Sodium US and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not have, individually or in the aggregate, a Sodium Material Adverse Effect. Each of Sodium US and Merger Sub is duly licensed or qualified to do business, and is in good standing as a foreign entity, in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such licensing or qualification, except where the failure to be so qualified or in good standing would not have, individually or in the aggregate, a Sodium Material Adverse Effect.

(b) Sodium US has made available to the Company prior to the date of this Agreement true and complete copies of the certificate of incorporation and bylaws of Sodium US and Merger Sub (the “Sodium US Entity Organizational Documents”), in each case, as amended through the date hereof.

Section 4.2 Capitalization.

(a) The authorized capital stock of Sodium US consists of 1,000 Sodium US Shares and zero shares of preferred stock (“Sodium US Preferred Stock”). As of the date of this Agreement, there were (i) 1,000 Sodium US Shares issued and outstanding and (ii) zero Sodium US Shares held in treasury. As of the date of this Agreement, all of the issued and outstanding shares of Merger Sub are validly issued and outstanding. All of the issued and outstanding shares of Merger Sub are, and at the Effective Time will be, owned by Sodium US or a direct or indirect wholly owned Subsidiary of Sodium.

(b) There are no voting trusts or other agreements or understandings to which Sodium US is a party with respect to the voting or registration of equity securities of Sodium US. Merger Sub has no outstanding option, warrant, right or any other agreement pursuant to which any person other than Sodium US may acquire any equity security of Merger Sub.

(c) Sodium US has been formed solely for the purpose of engaging in the Transactions and has not conducted any business prior to the date hereof and, prior to the Effective Time, will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other Transactions.

(d) Merger Sub has been formed solely for the purpose of engaging in the Transactions and has not conducted any business prior to the date hereof and, prior to the Effective Time, will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other Transactions.

Section 4.3 Authority; Noncontravention.

(a) Each of Sodium US and Merger Sub has the requisite corporate power and authority to enter into this Agreement and to consummate the Transactions. The execution and delivery by Sodium US and Merger Sub of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Sodium US Board and the Merger Sub Board, and except for the adoption of this Agreement by Sodium US as the sole stockholder of Merger Sub, as contemplated by Section 6.18, no other corporate proceedings on the part of Sodium US or Merger Sub are necessary to authorize the consummation of the Transactions. This Agreement has been duly and validly executed and delivered by Sodium US and Merger Sub and, assuming this Agreement constitutes the legal, valid and binding agreement of the other parties hereto, this Agreement constitutes the legal, valid and binding agreement of Sodium US and Merger Sub and is enforceable against Sodium US and Merger Sub in accordance with its terms, subject to the Remedies Exceptions.

(b) The Sodium US Board has (i) determined that this Agreement and the Transactions are in the best interests of, Sodium US and its sole stockholder and (ii) approved and declared advisable this Agreement and the Transactions.

(c) The Merger Sub Board has (i) determined that this Agreement and the Transactions are in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Transactions and (iii) submitted this Agreement to the sole stockholder of Merger Sub for adoption thereby and recommended that the sole stockholder approve and adopt this Agreement and the Transactions.

(d) No consents or approvals of, or filings or registrations with, any Governmental Entity are necessary in connection with (i) the execution and delivery by Sodium US or Merger Sub of this Agreement or (ii) the consummation by Sodium US or Merger Sub of the Transactions, except for, subject to the accuracy of the representations and warranties of the Company in Section 3.14, (A) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (B) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, (C) such filings, notifications, clearances, consents and approvals as may be required to be made or obtained under the HSR Act and other Regulatory Laws, and (D) such other consents, authorizations, approvals, filings or registrations the absence or unavailability of which would not have, individually or in the aggregate, a Sodium Material Adverse Effect or materially delay consummation of the Merger.

(e) The execution and delivery by Sodium US and Merger Sub of this Agreement do not, and the consummation of the Transactions and compliance with the provisions hereof will not, result in any material (i) loss suspension, limitation or impairment of any right of Sodium US or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right, license or material Contract binding upon Sodium US or any of its Subsidiaries (except for any such Contract that is terminable without cause upon not more than ninety (90) days’ prior notice) or result in any Lien (other than Sodium Permitted Liens), in each case, upon any of the properties or assets of Sodium US or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or by-laws or other equivalent organizational document, in each case as amended or restated, of Sodium US or any of its Subsidiaries or (iii) conflict with or violation of any applicable Laws, except in the case of clauses (i) and (iii) for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens as would not have, individually or in the aggregate, a Sodium Material Adverse Effect.

Section 4.4 Reports and Financial Statements. Neither Sodium US nor any Subsidiary of Sodium US is required to file any registration statement, prospectus, report, schedule, form, statement or any other document with the SEC.

Section 4.5 Compliance with Law. Since January 1, 2021, Sodium US and its Subsidiaries have been in compliance with, and are not in default under or in violation of, any applicable Law, except where such non-compliance, default or violation would not have, individually or in the aggregate, a Sodium Material Adverse Effect. Since January 1, 2021, neither Sodium US nor any of its Subsidiaries has received any written notice or, to Sodium US’s knowledge, other communication from any Governmental Entity regarding any actual violation of, or failure to comply with, any Law, except as would not have, individually or in the aggregate, a Sodium Material Adverse Effect.

Section 4.6 Anti-Corruption; Sanctions.

(a) Since June 3, 2020, to the knowledge of Sodium US, neither Sodium US, nor any of its Subsidiaries, nor any director, officer, employee, or agent of Sodium US or any of its Subsidiaries has violated any Anti-Corruption Laws, Sanctions or Trade Controls in any material respect or engaged in a transaction or dealing, directly or indirectly, with, involving, or for the benefit of a Sanctioned Country or Sanctioned Person in material violation of Sanctions.

(b) Neither Sodium US nor, to the knowledge of Sodium US, any director, officer, employee or agent of Sodium US is a Sanctioned Person.

Section 4.7 Absence of Certain Changes or Events. Since the Balance Sheet Date, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, a Sodium Material Adverse Effect.

Section 4.8 Investigations; Litigation. Except as would not, individually or in the aggregate, have a Sodium Material Adverse Effect, (a) there is no investigation, information request (formal or informal), inquiry, audit or review pending (or, to the knowledge of Sodium, threatened) by any Governmental Entity with respect to Sodium US or any of its Subsidiaries, (b) since January 1, 2021 there have been no Actions, subpoenas or other requests for information relating to actual or potential violations of Law pending (or, to the knowledge of Sodium, threatened) against or affecting Sodium US or any of its Subsidiaries, or any of their respective properties and (c) since January 1, 2021 there have been no, orders, judgments or decrees of, or before, any Governmental Entity against Sodium US.

Section 4.9 Takeover Statutes. No “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law or any similar anti-takeover provisions statutes or regulations enacted under the DGCL or other Law applies or purports to apply to this Agreement or any of the Transactions.

Section 4.10 No Additional Representations.

(a) Sodium US and Merger Sub are not relying on any representation or warranty as to any matter whatsoever except as expressly set forth in Article III or in any certificate delivered by the Company to Sodium US or Merger Sub in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that Sodium US and Merger Sub are not relying on, and Sodium US and Merger Sub acknowledge and agree that the Company makes no representation or warranty with respect to (i) any projections, estimates or budgets delivered or made available to Sodium US or Merger Sub (or any of their respective Affiliates, officers, directors, employees or Representatives (acting on Sodium’s behalf)) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and its Subsidiaries or (ii) the future business and operations of the Company and its Subsidiaries, and Sodium US and Merger Sub have not relied on such information or any other representation or warranty not set forth in Article III.

(b) Sodium US and Merger Sub have conducted their own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries. Except for the representations and warranties expressly set forth in Article III or in any certificate delivered by the Company to Sodium US or Merger Sub in accordance with the terms hereof, in entering into this Agreement, each of Sodium US and Merger Sub has relied solely upon its independent investigation and analysis of the Company and the Company’s Subsidiaries, and Sodium US and Merger Sub acknowledge and agree that they have not been induced by and have not relied upon any representations, warranties or statements, whether express or implied, made by the Company, its Subsidiaries, or any of their respective Affiliates, unitholders, stockholders, controlling persons or representatives that are not expressly set forth in Article III or in any certificate delivered by the Company to Sodium US and Merger Sub, whether or not such representations, warranties or statements were made in writing or orally. Sodium US and Merger Sub acknowledge and agree that, except for the representations and warranties expressly set forth in Article III or in any certificate delivered by the Company to the Sodium US or Merger Sub, (i) the Company does not make, and has not made, any representations or warranties relating to itself or its business or otherwise in connection with the Transactions and Sodium US and Merger Sub are not relying on any representation or warranty except for those expressly set forth in Article III or in any certificate delivered by the Company to Sodium, (ii) no person has been authorized by the Company to make any representation or warranty relating to itself or its business or otherwise in connection with the Transactions, and if made, such representation or warranty must not be relied upon by Sodium US or Merger Sub as having been authorized by the Company, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Sodium US or Merger Sub or any of their representatives are not and shall not be deemed to be or include representations or warranties of the Company unless any such materials or information is the subject of any express representation or warranty set forth in Article III.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SODIUM

Except as disclosed in (a) the Sodium SEC Documents (excluding any disclosures set forth in any such Sodium SEC Document under the heading “Risk Factors” or in any section disclaiming forward-looking statements, in each case, other than historical facts contained therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or (b) subject to Section 9.11, the disclosure schedule delivered by Sodium to the Company immediately prior to the execution of this Agreement (the “Sodium Disclosure Schedule”), Sodium represents and warrants to the Company as follows:

Section 5.1 Qualification, Organization, Subsidiaries.

(a) Sodium is a legal entity duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation. Sodium has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not have, individually or in the aggregate, a Sodium Material Adverse Effect. Sodium is duly licensed or qualified to do business, and is in good standing as a foreign entity, in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such licensing or qualification, except where the failure to be so qualified or in good standing would not have, individually or in the aggregate, a Sodium Material Adverse Effect.

(b) Sodium has made available to the Company (including via the Sodium SEC Documents) prior to the date of this Agreement true and complete copies of the articles of incorporation and bylaws (Reglement) of Sodium (the “Sodium Organizational Documents”), in each case, as amended through the date hereof.

Section 5.2 Capitalization.

(a) As of March 28, 2024, the nominal capital of Sodium is US$47,000,000, divided into (i) 4,500,000,000 Sodium Shares and (ii) 200,000,000 shares of preferred stock, par value US$0.01 per share. As of March 28, 2024, there were (A) 1,429,337,724 Sodium Shares issued and outstanding (of which 6,259,634 shares are restricted Sodium Shares), (B) 9,932,146 Sodium Shares held in treasury, (C) (1) restricted stock unit awards covering 10,272,988 Sodium Shares; (2) performance share unit awards covering 2,483,793 Sodium Shares (assuming applicable performance goals are achieved at “target” levels) and (3) options to purchase 26,676,702 Sodium Shares, (D) 7,817,033 Sodium Shares reserved for purchase under the Sodium DSPP, (E) 526,050 Sodium Shares reserved for issuance under the Sodium 2004 Stock and Deferral Plan for Non-Employee Directors (the “Sodium SDP”) and (F) 18,903,519 Sodium Shares reserved for issuance under Sodium’s equity incentive plans (other than the Sodium DSPP) (the “Sodium Equity Plans”). All outstanding equity securities of Sodium are, and all Sodium Shares issuable pursuant to awards that may from time to time be granted under the Sodium Equity Plans (“Sodium Equity Awards”), under the Sodium DSPP or issuable as part of the Equity Consideration, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

(b) Except as set forth in Section 2.1 or Section 5.2(a), there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which Sodium is a party (i) obligating Sodium to (A) issue, transfer, exchange, sell or register for sale any Sodium Shares or other equity interests of Sodium or securities convertible into or exchangeable for such Sodium Shares or other equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such Sodium Shares or other equity interests, (D) provide any amount of funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or (E) make any payment to any person the value of which is derived from or calculated based on the value of Sodium Shares or other equity interests of Sodium, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by Sodium.

(c) Sodium does not have any outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of Sodium on any matter.

(d) There are no voting trusts or other agreements or understandings to which Sodium is a party with respect to the voting or registration of equity securities of Sodium.

Section 5.3 Authority; Noncontravention.

(a) Sodium has the requisite corporate power and authority to enter into this Agreement and to consummate the Transactions. The execution and delivery by Sodium of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Sodium Board, and no other corporate proceedings on the part of Sodium are necessary to authorize the consummation of the Transactions. The Sodium Board has unanimously (a) determined that it is in the best interests of Sodium and its stockholders, and declared it advisable, to enter into this Agreement, and (b) approved the execution, delivery and performance by Sodium of this Agreement and the Transactions, including the Merger. This Agreement has been duly and validly executed and delivered by Sodium and, assuming this Agreement constitutes the legal, valid and binding agreement of the other parties hereto, this Agreement constitutes the legal, valid and binding agreement of Sodium and is enforceable against Sodium in accordance with its terms, subject to the Remedies Exception.

(b) No consents or approvals of, or filings or registrations with, any Governmental Entity are necessary in connection with (i) the execution and delivery by Sodium of this Agreement or (ii) the consummation by Sodium of the Transactions, except for, subject to the accuracy of the representations and warranties of the Company in Section 3.14, (A) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (B) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, (C) such filings, notifications, clearances, consents and approvals as may be required to be made or obtained under the HSR Act and other Regulatory Laws, and (D) such other consents, authorizations, approvals, filings or registrations the absence or unavailability of which would not have, individually or in the aggregate, a Sodium Material Adverse Effect or materially delay consummation of the Merger.

(c) The execution and delivery by Sodium of this Agreement do not and the consummation of the Transactions and compliance with the provisions hereof will not, result in any material (i) loss, suspension, limitation or impairment of any right of Sodium to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Material Contract (except for any Sodium Material Contract that is terminable without cause upon not more than ninety (90) days’ prior notice) or result in any Lien (other than Sodium Permitted Liens), in each case, upon any of the properties or assets of Sodium or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or by-laws or other equivalent organizational document, in each case as amended or restated, of Sodium or (iii) conflict with or violation of any applicable Laws, except in the case of clauses (i) and (iii) for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens as would not have, individually or in the aggregate, a Sodium Material Adverse Effect.

Section 5.4 Reports and Financial Statements.

(a) Sodium and each of its Subsidiaries has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC since January 1, 2021 (all such documents and reports filed or furnished by Sodium or any of its Subsidiaries on or after such date, the “Sodium SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Sodium SEC Documents complied in all material respects with the requirements of the Exchange Act and the Securities Act, as the case may be, and none of the Sodium SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information set forth in the Sodium SEC Documents as of a later date (but before the date of this Agreement) will be deemed to modify information as of an earlier date.

(b) The consolidated financial statements (including all related notes and schedules) of Sodium included in the Sodium SEC Documents fairly present in all material respects the consolidated financial position of Sodium and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(c) Sodium is not a party to, nor has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract relating to any transaction or relationship between or among Sodium and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the purpose of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Sodium, in Sodium’s published financial statements or any Sodium SEC Documents.

Section 5.5 Internal Controls and Procedures. Sodium has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Sodium’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Sodium in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the management of Sodium as appropriate to allow timely decisions regarding required disclosures and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Sodium’s management has completed an assessment of the effectiveness of Sodium’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2023, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of Sodium has disclosed to Sodium’s auditors and the audit committee of Sodium (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Sodium’s ability to report financial information, if applicable, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Sodium’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to the Company prior to the date hereof.

Section 5.6 No Undisclosed Liabilities. Except (a) as reflected or reserved against in Sodium’s consolidated balance sheet as of the Balance Sheet Date (including the notes thereto) included in the Sodium SEC Documents, (b) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the Transactions, (c) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business and (d) for liabilities and obligations that have been discharged or paid in full, neither Sodium nor any Subsidiary of Sodium has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of Sodium and its consolidated Subsidiaries (including the notes thereto), other than those that would not have, individually or in the aggregate, a Sodium Material Adverse Effect.

Section 5.7 Compliance with Law. Since January 1, 2021, Sodium has been in compliance with, and is not in default under or in violation of, any applicable Law, except where such non-compliance, default or violation would not have, individually or in the aggregate, a Sodium Material Adverse Effect. Since January 1, 2021, Sodium has not received any written notice or, to Sodium’s knowledge, other communication from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, except as would not have, individually or in the aggregate, a Sodium Material Adverse Effect.

Section 5.8 Anti-Corruption; Sanctions.

(a) Since June 3, 2020, to the knowledge of Sodium, neither Sodium, nor any of its Subsidiaries, nor any director, officer, employee, or agent of Sodium or any of its Subsidiaries has violated any Anti-Corruption Laws, Sanctions or Trade Controls in any material respect or engaged in a transaction or dealing, directly or indirectly, with, involving, or for the benefit of a Sanctioned Country or Sanctioned Person in material violation of Sanctions.

(b) Neither Sodium nor, to the knowledge of Sodium, any director, officer, employee or agent of Sodium is a Sanctioned Person.

Section 5.9 Environmental Laws and Regulations. Except as would not have, individually or in the aggregate, a Sodium Material Adverse Effect: (a) there are no Actions pending, or to the knowledge of Sodium, threatened against Sodium or any of its Subsidiaries relating to a violation of, or liability under, any Environmental Law, (b) Sodium and its Subsidiaries are, and except for matters that have been fully resolved with the applicable Governmental Entity, for the past three (3) years have been, in compliance with all Environmental Laws, which compliance includes, and for the past three (3) years has included, obtaining, maintaining and complying with all Sodium permits required under Environmental Laws, (c) there has been no Release of or contamination by Hazardous Materials, at, on, under or from any real property currently or, to the knowledge of Sodium, formerly owned, leased or operated by Sodium or any Subsidiary of Sodium, or to the knowledge of Sodium, any other real property used in connection with the operation of the business of Sodium or any Subsidiary of Sodium, in each case that has given risen or could reasonably be expected to give rise to liability of Sodium or any of its Subsidiaries under Environmental Law, (d) neither Sodium nor any Subsidiary of Sodium has generated, used, handled, treated, stored, disposed of, transported, arranged for or permitted the disposal or transportation of, or exposed any person to, any Hazardous Materials in violation of, or in a manner that has given rise or could reasonably be expected to give rise to liability of Sodium or any Subsidiary of Sodium under, Environmental Law, (e) Sodium is not party to any order, judgment or decree that imposes any obligation on Sodium or any of its Subsidiaries under any Environmental Law, (f) for the past three (3) years, Sodium and its Subsidiaries have not received any notice, report, order, directive or other information relating to a violation of, or liability under, any Environmental Law, and (g) Sodium and its Subsidiaries have not assumed, undertaken, provided an indemnity with respect to or otherwise become subject to the liability of any other person under Environmental Law.

Section 5.10 Absence of Certain Changes or Events. Since the Balance Sheet Date, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, a Sodium Material Adverse Effect.

Section 5.11 Investigations; Litigation. Except as would not, individually or in the aggregate, have a Sodium Material Adverse Effect, (a) there is no investigation, information request (formal or informal), inquiry, audit or review pending (or, to the knowledge of Sodium, threatened) by any Governmental Entity with respect to Sodium and its Subsidiaries, (b) since January 1, 2021 there have been no Actions, subpoenas or other requests for information relating to actual or potential violations of Law pending (or, to the knowledge of Sodium, threatened) against or affecting Sodium and its Subsidiaries, or any of their respective properties and (c) since January 1, 2021 there have been no, orders, judgments or decrees of, or before, any Governmental Entity against Sodium and its Subsidiaries.

Section 5.12 Information Supplied. None of the information provided (or to be provided) in writing by or on behalf of Sodium or its Subsidiaries specifically for inclusion or incorporation by reference in (a) the registration statement on Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Proxy Statement/Prospectus will, on the date it is first mailed to the Company’s stockholders and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus and the Registration Statement (solely with respect to the portion thereof based on information supplied by Sodium or its Subsidiaries for inclusion or incorporation by reference therein, but excluding any portion thereof based on information supplied by the Company or its Affiliates for inclusion or incorporation by reference therein, with respect to which no representation is made by Sodium or any of its Subsidiaries) will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing provisions of this Section 5.12, no representation or warranty is made by Sodium with respect to information or statements made or incorporated by reference in the Registration Statement or the Proxy Statement/Prospectus that were not specifically supplied in writing by or on behalf of Sodium, Sodium US or Merger Sub.

Section 5.13 Tax Matters. Except as would not have, individually or in the aggregate, a Sodium Material Adverse Effect:

(a) all Tax Returns that were required to be filed with any Taxing Authority by, or with respect to, Sodium or any of its Subsidiaries have been duly and timely filed in accordance with all applicable Laws (taking into account valid extensions), and all such Tax Returns are true, complete and accurate in all respects;

(b) all Taxes owed by Sodium or any of its Subsidiaries, or for which Sodium, Sodium or any of its Subsidiaries is liable, that are or have become due have been timely paid in full (whether or not shown as due and payable on any Tax Return) except for amounts that are being contested in good faith by appropriate proceedings and for which adequate reserves or other appropriate provisions have been made in accordance with GAAP;

(c) Sodium and each of its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholders of Sodium (or any of its Subsidiaries) or other person;

(d) there is no Tax Proceeding now proposed in writing or pending against or with respect to Sodium or any of its Subsidiaries in respect of any Tax or Tax Return;

(e) neither Sodium, nor any of its Subsidiaries is liable for any Tax imposed on any entity other than such person, except as the result of the application of Treasury Regulation Section 1.1502-6 (and any comparable provision of the Tax Laws of any state, local or foreign jurisdiction) to the affiliated group of which Sodium or any of its Subsidiaries is or was the common parent or pursuant to any Tax sharing or indemnification provisions contained in any customary commercial agreement entered into in the ordinary course of business and not primarily relating to Tax;

(f) neither Sodium nor any of its Subsidiaries is a party to any closing agreement described in Section 7121 of the Code or any predecessor provision thereof or any similar agreement under the Tax Laws of any state, local or foreign jurisdiction;

(g) there are no Liens (other than Sodium Permitted Liens) on any of the assets of Sodium or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax;

(h) no claim has ever been made by a Governmental Entity in a jurisdiction where Sodium or any of its Subsidiaries does not file a Tax Return that Sodium or such Subsidiary is or may be subject to taxation in that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return, which claim has not been resolved. To the knowledge of Sodium, neither Sodium nor any of its Subsidiaries has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty), or otherwise become subject to Tax jurisdiction in a country other than the country of its formation;

(i) neither Sodium nor any of its Subsidiaries was a “distributing corporation” or a “controlled corporation” in a transaction intended to qualify under Section 355 of the Code since January 1, 2022;

(j) to the knowledge of Sodium, neither Sodium nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4;

(k) neither Sodium nor any of its Subsidiaries has made any election under Section 965(h) of the Code; and

(l) neither Sodium nor any of its Subsidiaries is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code.

Section 5.14 Employment Matters. Except as would not have a Sodium Material Adverse Effect, Sodium and its Subsidiaries have, since January 1, 2021, investigated all sexual harassment, or other unlawful harassment, discrimination, or retaliation allegations against directors, officers or employees of Sodium and its Subsidiaries that have been reported to Sodium or its Subsidiaries or of which any such entity is otherwise aware. With respect to each such allegation (except those Sodium or its Subsidiary reasonably deemed to not have merit), Sodium and its Subsidiaries have taken corrective action reasonably calculated to prevent further unlawful action.

Section 5.15 Intellectual Property. Except as would not have, individually or in the aggregate, a Sodium Material Adverse Effect, (a) there are no pending or, to the knowledge of Sodium, threatened claims by any person alleging infringement, misappropriation, dilution or other violation by Sodium or any of its Subsidiaries of any Intellectual Property rights of any person, and (b) to the knowledge of Sodium, the conduct of the business of Sodium and its Subsidiaries does not infringe, misappropriate, dilute or otherwise violate any Intellectual Property rights of any person.

Section 5.16 Takeover Statutes. No “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law or any similar anti-takeover provisions statutes or regulations enacted under the DGCL or other Law applies or purports to apply to this Agreement or any of the Transactions.

Section 5.17 Finders or Brokers. Neither Sodium nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the Transactions who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 5.18 No Additional Representations.

(a) Sodium is not relying on any representation or warranty as to any matter whatsoever except as expressly set forth in Article III or in any certificate delivered by the Company to Sodium in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that Sodium is not relying on and acknowledges and agrees that the Company makes no representation or warranty with respect to (a) any projections, estimates or budgets delivered or made available to Sodium and Sodium US (or any of their respective

Affiliates, officers, directors, employees or Representatives (acting on Sodium’s behalf)) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and its Subsidiaries or (b) the future business and operations of the Company and its Subsidiaries, and Sodium has not relied on such information or any other representation or warranty not set forth in Article III.

(b) Sodium has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries and acknowledges that Sodium has been provided access for such purposes. Except for the representations and warranties expressly set forth in Article III or in any certificate delivered by Company to Sodium in accordance with the terms hereof, in entering into this Agreement, Sodium has relied solely upon its independent investigation and analysis of the Company and the Company’s Subsidiaries, and Sodium acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by the Company, its Subsidiaries, or any of their respective Affiliates, unitholders, stockholders, controlling persons or representatives that are not expressly set forth in Article III or in any certificate delivered by the Company to Sodium, whether or not such representations, warranties or statements were made in writing or orally. Sodium acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III or in any certificate delivered by the Company to Sodium, (i) the Company does not make, and has not made, any representations or warranties relating to itself or its business or otherwise in connection with the Transactions and Sodium is not relying on any representation or warranty except for those expressly set forth in Article III or in any certificate delivered by the Company to Sodium, (ii) no person has been authorized by the Company to make any representation or warranty relating to itself or its business or otherwise in connection with the Transactions, and if made, such representation or warranty must not be relied upon by Sodium as having been authorized by the Company and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Sodium or any of its representatives are not and shall not be deemed to be or include representations or warranties of the Company unless any such materials or information is the subject of any express representation or warranty set forth in Article III.

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.1 Conduct of Business by the Company.

(a) From and after the date hereof until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1 (the “Termination Date”), and except (i) as may be required by applicable Law, (ii) as may be consented to in writing by Sodium (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as contemplated or required by this Agreement or (iv) as set forth in Section 6.1(a) of the Company Disclosure Schedule, the Company shall (A) conduct its business, and cause its Subsidiaries to conduct their business, in each case, in the ordinary course of business, and (B) preserve, and cause its Subsidiaries to preserve, their relationships with clients, customers, suppliers, distributors and creditors and other persons with which such entity has significant business relations, in the case of this clause (B), in all material respects.

(b) From the date hereof and prior to the earlier of the Effective Time and the Termination Date, except (i) as may be required by applicable Law, (ii) as may be consented to in writing by Sodium (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as contemplated or required by this Agreement or (iv) as set forth in Section 6.1(b) of the Company Disclosure Schedule, the Company shall not and shall cause its Subsidiaries not to (it being understood that the taking of any action permitted by any subclause of Section 6.1(b) shall be deemed not to be a breach of any other subclause of Section 6.1(b)):

(i) (A) adopt any amendments (except for immaterial or ministerial amendments to the Company Bylaws, as adopted by the Company Board) to the Company Organizational Documents or (B) adopt any amendments to the articles of incorporation, by-laws or similar organizational documents of any Subsidiary of the Company, in the case of this clause (B), that would reasonably be expected to be materially adverse to Sodium or any of its Affiliates;

(ii) issue, sell, pledge, dispose of, encumber with any Lien (other than a Company Permitted Lien or a Lien arising under applicable securities Laws), split, combine or reclassify or authorize the issuance, sale, pledge, disposition, encumbrance, split, combination or reclassification of, any equity interest or other ownership interest in the Company or any of its Subsidiaries or any securities convertible into or exchangeable for any such equity interests or other ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing Company Benefit Plans, other than (A) Liens pursuant to any joint venture, partnership or limited liability company agreement or similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company in effect as of the date hereof, (B) transactions among the Company and its wholly owned Subsidiaries not involving equity interests of the Company or among the Company’s wholly owned Subsidiaries, (C) issuances of shares of Company Common Stock in respect of the exercise of or in connection with the vesting or settlement of any Company Equity Awards outstanding on the date hereof or granted after the date hereof and not in violation of this Agreement (including to the extent permitted pursuant to clause (x) of this Section 6.1(b)), (D) as required by any existing Company Benefit Plans or any Company Benefit Plans entered into or amended in accordance with the terms of this Agreement or (E) any properties or assets of the Company or its Subsidiaries;

(iii) authorize or pay any dividends on or make any distribution with respect to its outstanding equity securities (whether in cash, assets, capital stock or other securities of the Company or its Subsidiaries), other than (A) dividends or distributions by any Subsidiaries only to the Company or to any Subsidiary of the Company or (B) regular quarterly cash dividends with customary record and payment dates on the shares of Company Common Stock not in excess of $0.095 per share per quarter;

(iv) with respect to the Company or any of its Significant Subsidiaries, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or enter into a letter of intent or agreement in principle with respect thereto, other than (A) the Transactions, (B) any mergers, consolidations, restructurings or reorganizations solely among the Company’s Subsidiaries or (C) any mergers, consolidations, restructurings or reorganizations of the Company’s Subsidiaries in connection with an acquisition not prohibited by this Section 6.1(b);

(v) make any acquisition of any other person or business or make any loans, advances or capital contributions to, or investments in, any other person with a value in excess of $10 million individually or $20 million in the aggregate, other than (A) loans, advances or capital contributions to any other person as contemplated in the Company 2024 Forecast set forth in Section 6.1(b)(v) of the Company Disclosure Schedules (the “Company Forecast”), (B) capital contributions to, investments in, or acquisitions of additional securities in, any Company Joint Venture, of up to $50 million in the aggregate or (C) as made in connection with any transaction among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries; provided, however, that the Company shall not, and shall not permit any of its Subsidiaries to, make any acquisition of any other person or business or make loans, advances or capital contributions to, or investments in, any other person that would reasonably be expected to materially prevent, impede or delay the consummation of the Merger;

(vi) authorize any capital expenditures in excess of (A) for the period from the date of this Agreement through December 31, 2024, one hundred and fifteen (115%) of the aggregate annual capital expenditure budget prepared for the Company in the Company Forecast and (B) if the Closing has not occurred by December 31, 2024, for the period beginning on January 1, 2025, one hundred and twenty-five percent (125%) of the aggregate annual capital expenditure budget prepared for the Company in the Company Forecast;

(vii) sell, lease, license, transfer, exchange or swap or otherwise dispose of any properties (including Company Real Property) or non-cash assets (excluding Company Owned IP, which is subject to clause (viii)) with a value in excess of $25 million individually or $50 million in the aggregate, other than (A) sales, transfers and dispositions of obsolete or worthless equipment, (B) sales, leases, transfers or other dispositions made in connection with any transaction among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries or (C) sales, transfers and dispositions of inventory and commodities or other products in the ordinary course of business;

(viii) sell, assign, transfer, license (or grant a covenant not to sue with respect to), abandon, dedicate to the public, permit to lapse, or otherwise dispose of any material Company Owned IP, other than non-exclusive licenses entered into in the ordinary course of business;

(ix) disclose any material trade secrets or other material confidential information included in the Company Owned IP to any person, other than in the ordinary course of business to persons who are under a contractual, legal, or legally enforceable obligation to maintain the confidentiality thereof;

(x) except as required by the terms of a Company Benefit Plan as in effect on the date of this Agreement, (A) materially increase or commit to increase the compensation, bonus, commission, or other benefits payable or provided to any directors, officers, employees or other individual service providers, other than increases in the ordinary course of business for non-officer level employees, (B) (x) pay or award, or commit to pay or award, any bonuses or incentive compensation, except in the ordinary course of business or (y) grant any severance or termination pay to any directors, officers, employees or other individual service providers, (C) establish, adopt, enter into, terminate or materially amend any Company Benefit Plan (or any other benefit or compensation plan, policy, program, contract, agreement or arrangement that would be a Company Benefit Plan if in effect on the date hereof), except as required by applicable Law or for annual renewals of group benefit plans in the ordinary course of business that would not result in material additional or increased costs and further excluding any offer letters that provide for no retention, severance or change in control benefits, (D) enter into, terminate, extend or amend any Labor Agreement or other agreement with a labor union, works council or other labor organization, or recognize or certify any labor union, labor organization, works council, or group of employees of the Company or any of its Subsidiaries as the bargaining representative for any employees of the Company or any of its Subsidiaries, (E) hire or terminate (other than for cause or due to death or disability) any director, officer, employee or other individual service provider whose annual compensation opportunity would exceed (or exceeds) $125,000, other than to hire an individual (a “Hired Person”) to fill any vacancies that are in existence on the date of this Agreement or that arise following the date of this Agreement due to a separation with the applicable director, officer, employee or service provider (other than a vacancy of an executive officer-level position or a vacancy created by the separation of a Key Company Employee), in each case, in the ordinary course of business, and provided that any such Hired Person shall not be entitled to receive, without the consent of Sodium (not to be unreasonably withheld, delayed or conditioned), any Company Equity Award or any payments or benefits in connection with the Transactions (including, any transaction or retention bonus or any benefits with respect to a termination of employment or service), (F) grant any Company Equity Awards, (G) take action to accelerate any payment or benefit, or the funding of any payment or benefit, payable to or to become payable to any directors, officers, employees or other individual service providers (including by amending or waiving any performance or vesting criteria), or (H) enter into or make any loans or advances to any directors, officers, employees or other individual service providers (other than loans or advances in the ordinary course of business or for travel or reasonable business expenses);

(xi) implement any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that would reasonably be expected to trigger the notice requirements of the WARN Act;

(xii) agree to waive or release any material noncompetition, nonsolicitation, nondisclosure or other restrictive covenant obligation of any current or former employee or independent contractor of the Company or any of its Subsidiaries;

(xiii) materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP;

(xiv) directly or indirectly, purchase, redeem or otherwise acquire any shares of the capital stock of the Company or any of its Subsidiaries or any rights, warrants or options to acquire any such shares or equity interests, except for transactions pursuant to which the Company acquires such shares or equity interests of its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(xv) incur, assume, guarantee or otherwise become liable for any indebtedness for borrowed money or any guarantee of such indebtedness, other than (A) for any indebtedness incurred in the ordinary course of business, (B) for any indebtedness among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (C) for any indebtedness incurred to replace, renew, extend, refinance or refund any existing indebtedness on substantially the same or more favorable terms to the Company than such existing indebtedness, (D) for any guarantees by the Company of indebtedness of Subsidiaries of the Company or guarantees by the Company’s Subsidiaries of indebtedness of the Company or any Subsidiary of the Company, which indebtedness is incurred in compliance with this Section 6.1(b)(xiv) or (E) any indebtedness incurred pursuant to the Company Credit Agreements not to exceed $250 million in the aggregate; provided, however, that in the case of each of clauses (A) through (E) such indebtedness does not impose or result in any additional restrictions or limitations over any restrictions or limitations to which the Company or any Subsidiary is currently subject under the terms of any indebtedness outstanding as of the date hereof, that would be material to the Company and its Subsidiaries taken as a whole;

(xvi) prepay, redeem, repurchase, defease, cancel any indebtedness for borrowed money or guarantees thereof of the Company or any Subsidiary, other than (A) at stated maturity, (B) prepayment and repayment of existing indebtedness in connection with any replacement, renewal, extension, refinancing or refund thereof in accordance with Section 6.1(b)(xiv), (C) prepayment and repayment of revolving loans in the ordinary course of business, (D) any required amortization payments and mandatory prepayments (including mandatory prepayments arising from any change of control put rights to which holders of such indebtedness or guarantees thereof may be entitled) or (E) for transactions between the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries not involving any third party indebtedness;

(xvii) other than in the ordinary course of business, (A) enter into any Contract that if in effect as of the date hereof would constitute a Company Material Contract, (B) modify, amend, terminate or waive any rights under any Company Material Contract or under any Company Permit in a manner or with an effect that is materially adverse to the Company and its Subsidiaries, taken as a whole or (C) incur any Lien (other than a Company Permitted Lien or a Lien arising under applicable securities Laws);

(xviii) waive, release, assign, settle or compromise any claim, action or proceeding, other than such waivers, releases, assignments, settlements or compromises (A) with respect to Transaction Litigation, which shall be governed by Section 6.20, (B) equal to or lesser than the amounts reserved with respect thereto on the balance sheet as of the Balance Sheet Date included in the Company SEC Documents or (C) that do not exceed $5 million individually or $20 million in the aggregate (excluding amounts covered by insurance);

(xix) (A) change its fiscal year or any method of Tax accounting, (B) make, change or revoke any material Tax election (any election pursuant to Treasury Regulations Section 301.7701-3 considered material for this purpose), (C) enter into any closing agreement with respect to, or otherwise settle or compromise, any liability for material Taxes, (D) file any amended Tax Return, (E) surrender a claim for a material refund of Taxes, (F) incur any material Tax liability outside of the ordinary course of business, or (G) fail to pay any income or other material Tax (including estimated Tax payments or installments) that becomes due and payable;

(xx) except in compliance in all material respects with compliance programs in effect as of the date of this Agreement (or as amended after the date of this Agreement in compliance with applicable Law), enter into or amend any agreement between the Company or any of its Subsidiaries and any agent or sales representative that is subject to any license granted by OFAC;

(xxi) enter into a new line of business other than in the ordinary course of business or abandon or discontinue any material existing line of business; and

(xxii) agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to clauses (i) through (xx) of this Section 6.1(b).

Section 6.2 Conduct of Business by Sodium, Sodium US and Merger Sub.

(a) From and after the date hereof until the earlier of the Effective Time and the Termination Date, and except (i) as may be required by applicable Law, (ii) as expressly consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be contemplated or required by this Agreement or (iv) as set forth in Section 6.2(a) of the Sodium Disclosure Schedule, Sodium, Sodium US and Merger Sub shall (A) conduct their business, and cause their Subsidiaries to conduct their business, in each case, in the ordinary course of business, and (B) preserve, and cause its Subsidiaries to preserve, their relationships with clients, customers, suppliers, distributors and creditors and other persons with which such entity has significant business relations, in the case of this clause (B), in all material respects.

(b) From the date hereof and prior to the earlier of the Effective Time and the Termination Date, except (i) as may be required by applicable Law, (ii) as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as contemplated or required by this Agreement or (iv) as set forth in Section 6.2(b) of the Sodium Disclosure Schedule, Sodium shall not, and shall cause its Subsidiaries not to (it being understood that the taking of any action permitted by any subclause of Section 6.2(b) shall be deemed not to be a breach of any other subclause of Section 6.2(b)):

(i) adopt any material amendments to the Sodium Organizational Documents or cause the adoption of any material amendment to the Sodium US Entity Organizational Documents;

(ii) split, combine or reclassify any equity interests or other ownership interests of Sodium, Sodium US or Merger Sub or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of the equity interests or other ownership interests of Sodium, Sodium US or Merger Sub, except for any such transaction by a wholly owned Subsidiary of Sodium which remains a wholly owned Subsidiary after consummation of such transaction;

(iii) authorize or pay any dividends on or make any distribution with respect to the outstanding equity securities of Sodium (whether in cash, assets, capital stock or other securities of Sodium), except regular quarterly cash dividends on Sodium Shares consistent with past practice (including any historical increases in such cash dividends);

(iv) with respect to Sodium or any of its Significant Subsidiaries, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or enter into a letter of intent or agreement in principle with respect thereto, other than (A) the Merger, (B) any mergers, consolidations, restructurings or reorganizations solely among Sodium and its Subsidiaries, (C) among Sodium’s Subsidiaries or (D) in connection with an acquisition not prohibited by this Section 6.2(b)(iv);

(v) issue, sell, pledge, dispose of or encumber with any Lien (other than a Sodium Permitted Lien or a Lien arising under applicable securities Laws), or authorize the issuance, sale, pledge, disposition or encumbrance of, any equity interest or other ownership interest in Sodium or any securities convertible into or exchangeable for any such equity interests or other ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing Sodium Benefit Plans (except as otherwise provided by the terms of this Agreement or the express terms of any unexercisable or unexercised options or warrants outstanding on the date hereof), other than (A) as set forth in Section 6.2(b)(v) of the Sodium Disclosure Schedule, (B) issuances of Sodium Shares in respect of any exercise of Sodium Equity Awards or in connection with the vesting or settlement of any Sodium Equity Awards, (C) issuances of Sodium Shares pursuant to the Sodium DSPP, (D) the grant of Sodium Equity Awards, (E) the grant of equity interests pursuant to the Sodium SDP or (F) for transactions among Sodium and its Subsidiaries or among Sodium’s Subsidiaries; and

(vi) agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to clauses (i) through (v) of this Section 6.2(b).

Section 6.3 Mutual Access.

(a) For purposes of integration planning and the consummation of the Transactions, each of the Company, on the one hand and Sodium, Sodium US and Merger Sub, on the other hand, shall afford the other party and (i) the officers and employees and (ii) the accountants, consultants, legal counsel, financial advisors, financing sources and agents and other representatives acting on their behalf (such persons described in this clause (ii), collectively, “Representatives”) of such other party reasonable access during normal business hours and upon reasonable advance notice, throughout the period prior to the earlier of the Effective Time and the Termination Date, to its and its Subsidiaries’ properties, contracts, commitments, books and records as the other party may reasonably request. Notwithstanding the foregoing, neither the Company nor Sodium shall be required to afford such access if it would, in such party’s reasonable judgment, reasonably be expected to (1) unreasonably disrupt the operations of such party or any of its Subsidiaries, (2) cause a violation of any agreement to which such party or any of its Subsidiaries is a party, (3) waive or jeopardize any attorney-client or other applicable privilege to such party or any of its Subsidiaries, (4) result in the disclosure of any trade secrets in a manner that would result in any such trade secrets no longer being protected as such under applicable Law following such disclosure, (5) result in the disclosure of information or access that is reasonably pertinent or likely to be reasonably pertinent to a litigation where the Company or any of its Affiliates, on the one hand, and Sodium or any of its Affiliates, on the other hand, are adverse parties or reasonably likely to become adverse parties or (6) constitute a violation of any applicable Law; provided, that in such instances, the party withholding access shall provide written notice to the other party stating that it is withholding such access or such information and stating the justification therefor, and shall use commercially reasonable efforts to provide the applicable information in a way that would not have such effects or otherwise be restricted by this Section 6.3(a). Neither the Company, on the one hand, nor Sodium, Sodium US and Merger Sub, on the other hand, or any of their respective officers, employees or Representatives, shall be permitted to perform any invasive or subsurface assessment (including any Phase II environmental site assessment or other invasive or subsurface testing, sampling, monitoring or analysis) with respect to any property of the other party or any of the other party’s Subsidiaries without the other party’s prior written consent.

(b) The parties hereto hereby agree that all information provided to them or their respective officers, directors, employees or Representatives in connection with this Agreement and the consummation of the Transactions shall be governed in accordance with the confidentiality agreement, dated as of March 8, 2024, between the Company and Sodium (the “Confidentiality Agreement”).

Section 6.4 Company Non-Solicitation; Company Acquisition Proposals; Company Change of Recommendation.

(a) Except as permitted by this Section 6.4, from the date hereof and prior to the earlier of the Effective Time and the Termination Date, the Company shall not, and shall cause its Subsidiaries and its and their respective directors, officers, employees not to, and shall direct its and their other Representatives acting on its and their behalf not to, directly or indirectly:

(i) solicit, initiate, seek or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information) any proposal or offer or any inquiries regarding the making or submission of any proposal or offer, including any proposal or offer to the Company’s stockholders, that constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal;

(ii) furnish any non-public information regarding the Company or any of its Subsidiaries or afford access to the business, properties, books or records of the Company or any of its Subsidiaries, to any person (other than Sodium, Sodium US, Merger Sub or their respective directors, officers, employees, Affiliates or Representatives) in furtherance of or in response to a Company Acquisition Proposal or any inquiries regarding a Company Acquisition Proposal;

(iii) engage or participate in or otherwise knowingly facilitate any discussions or negotiations with any person (other than Sodium, Sodium US, Merger Sub or their respective directors, officers, employees, Affiliates or Representatives) regarding a Company Acquisition Proposal;

(iv) approve, endorse or recommend (or publicly propose to approve, endorse or recommend) any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal;

(v) enter into any letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, exchange agreement or duly execute any other agreement (whether binding or not) with respect to any inquiry, proposal or offer that (A) constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal, except for an Acceptable Confidentiality Agreement or (B) requires the Company to abandon, terminate or fail to consummate the Merger;

(vi) unless the Company Board, or any committee thereof, concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action would constitute a breach of its fiduciary duties under applicable Law, the Company Certificate of Incorporation or the Company Bylaws, amend or grant any waiver, release or modification under, or fail to enforce, any Takeover Law or any standstill or similar agreement with respect to any class of equity securities of the company or any of its Subsidiaries or

(vii) resolve or agree to do any of the foregoing.

(b) Notwithstanding anything to the contrary contained in this Section 6.4, at any time prior to obtaining the Company Stockholder Approval, the Company Board, directly or indirectly through any officer, employee or Representative, may (i) furnish non-public information regarding the Company or any of its Subsidiaries to, and afford access to the business, properties, books or records of the Company and any of its Subsidiaries to, any person and (ii) engage and participate in discussions and negotiations with any person, in each case in response to an unsolicited, written and bona fide Company Acquisition Proposal if (x) the Company Board, or any committee thereof, prior to taking any such particular action, concludes in good faith, after consultation with its financial advisors and outside legal counsel, that such unsolicited, written and bona fide Company Acquisition Proposal constitutes or could reasonably be expected to result in a Company Superior Offer and (y) if (1) such Company Acquisition Proposal was received after the date of this Agreement and did not result from a breach of this Section 6.4, (2) the Company timely provides to Sodium the notice required by Section 6.4(d) with respect to such Company Acquisition Proposal, and (3) the Company furnishes any non-public information provided to the person making the Company Acquisition Proposal only after execution of a confidentiality agreement between the Company and such person making the Company Acquisition Proposal, a copy of which shall be promptly provided to Sodium, with provisions that are not less restrictive to such person than the provisions of the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”) (it being agreed that such Acceptable Confidentiality Agreement between the Company and such person (x) shall permit such person to make any Company Acquisition Proposal to the Company Board and (y) need not contain any “standstill” or similar provisions), and to the extent such non-public information has not been made available to Sodium or Sodium US, the Company provides or makes available such non-public information to Sodium substantially concurrent with the time that it is provided to such other person.

(c) Nothing in this Section 6.4 shall prohibit the Company, or the Company Board, directly or indirectly through any officer, employee or Representative, from (i) informing any person that the Company is party to this Agreement or informing such person of the restrictions that are set forth in Section 6.4, (ii) disclosing factual information regarding the business, financial condition or results of operations of the Company, including in the ordinary course of business with its partners, other members or other equityholders in any jointly owned Subsidiary of the Company with respect to such Subsidiary or in any Company Joint Venture with respect to such Company Joint Venture, (iii) disclosing the fact that a Company Acquisition Proposal has been made, the identity of the party making such proposal or the material terms of such proposal in the Proxy Statement/Prospectus or otherwise; provided that, in the case of this clause (iii), (x) the Company shall in good faith determine that such information, facts, identity or terms is required to be disclosed under applicable Law or that failure to make such disclosure would constitute a breach of the fiduciary duties of the Company Board under applicable Law and (y) the Company complies with the obligations set forth in the proviso in Section 6.4(g) or (iv) so long as the Company and its Representatives have otherwise complied with this Section 6.4, contacting any persons or group of persons who has made a Company Acquisition Proposal after the date of this Agreement solely to request the clarification of the terms and conditions thereof so as to determine whether the Company Acquisition Proposal is, or could reasonably be expected to result in, a Company Superior Offer. No such actions set forth in this Section 6.4(c) shall be a breach of this Section 6.4.

(d) The Company shall promptly, and in no event later than twenty-four (24) hours after its or any of its Representatives’ (acting on its behalf) receipt of any Company Acquisition Proposal or any inquiry or request for discussions or negotiations regarding a Company Acquisition Proposal or non-public information relating to the Company or any of its Subsidiaries regarding a Company Acquisition Proposal, advise Sodium (orally and in writing) of such Company Acquisition Proposal, inquiry or request (including providing the identity of the person making or submitting such Company Acquisition Proposal, and, (i) if it is in writing, a copy of such Company Acquisition Proposal, inquiry or request and any related draft agreements and (ii) if oral, a reasonably detailed summary of the material terms thereof), in each case including any modifications to the material terms thereof. The Company shall keep Sodium informed in all material respects on a reasonably prompt basis with respect to any change to the material terms of any such Company Acquisition Proposal, including providing a copy of all documentation (including drafts) or material correspondence with respect thereof (and in no event later than twenty-four (24) hours following any such change, documentation or correspondence).

(e) Within one (1) business day following the execution of this Agreement, the Company shall, and shall cause its Subsidiaries and its and their respective officers, directors, and employees to, use its and their reasonable best efforts to cause its and their Representatives acting on its and their behalf to, (i) immediately cease and terminate any discussions existing as of the date of this Agreement between the Company or any of its Subsidiaries or any of its and their respective officers, directors, employees or Representatives acting on its and their behalf and any person (other than Sodium, Merger Sub or any of their respective officers, directors, employees or Representatives) that relate to any Company Acquisition Proposal and (ii) request the prompt return or destruction, to the extent permitted by any confidentiality agreement, of all non-public information or data previously furnished to any such person with respect to any Company Acquisition Proposal and promptly terminate all physical and electronic data room access previously granted to any such person with respect to any Company Acquisition Proposal.

(f) Except as otherwise provided in Section 6.4(g) and Section 6.4(h), neither the Company Board nor any committee thereof may:

(i) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Company Recommendation in a manner adverse to Sodium, including by failing to include the Company Recommendation in the Proxy Statement/Prospectus;

(ii) approve, adopt, authorize, resolve or recommend, or propose to approve, adopt, authorize, resolve or recommend, or allow the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar Contract or any tender or exchange offer providing for, with respect to, or in connection with, any Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement in accordance with Section 6.4(b));

(iii) fail to reaffirm the Company Recommendation within ten (10) business days of a written request therefor by Sodium following the date on which any Company Acquisition Proposal or material modification thereto is received by the Company or is published, sent or communicated to the Company’s stockholders (it being understood and agreed that Sodium shall only be entitled to make one (1) such request per Company Acquisition Proposal or material modification thereto); provided that if the Company Stockholder Meeting is scheduled to be held within ten (10) business days of such request, within five (5) business days after such request and, in any event, prior to the date of the Company Stockholder Meeting; or

(iv) fail to publicly announce, within ten (10) business days after a tender offer or exchange offer relating to the securities of the Company shall have been commenced, a statement disclosing that the Company Board recommends rejection of such tender offer or exchange offer and affirms the Company Recommendation (any action described in this Section 6.4(f), a “Company Change of Recommendation”).

(g) Notwithstanding anything in this Agreement to the contrary, with respect to a Company Acquisition Proposal, the Company Board may at any time prior to receipt of the Company Stockholder Approval, make a Company Change of Recommendation, if (and only if):

(i) (A) a written Company Acquisition Proposal that did not result from a material breach of Section 6.4(a) is made by a third party after the entry hereof, and such Company Acquisition Proposal is not withdrawn, (B) the Company Board determines in good faith after consultation with its financial advisors and outside legal counsel that such Company Acquisition Proposal constitutes a Company Superior Offer and (C) following consultation with outside legal counsel, the Company Board determines that the failure to make a Company Change of Recommendation would constitute a breach of its fiduciary duties under applicable Law, the Company Certificate of Incorporation or the Company Bylaws; and

(ii) (A) the Company provides Sodium four (4) business days prior written notice of its intention to take such action, which notice shall include the information with respect to such Company Superior Offer that is specified in Section 6.4(b), (B) after providing such notice and prior to making such Company Change of Recommendation in connection with a Company Superior Offer, the Company shall negotiate in good faith with Sodium during such four (4) business day period (to the extent that Sodium desires to negotiate) to make such revisions to the terms of this Agreement, such that the Company Acquisition Proposal ceases to constitute a Company Superior Offer, and (C) the Company Board shall have considered in good faith any changes to the terms of this Agreement committed to in writing by Sodium, and following such four (4) business days period, shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that the Company Acquisition Proposal would continue to constitute a Company Superior Offer if such changes of this Agreement proposed in writing by Sodium were to be given effect; provided that, in the event that the Company Acquisition Proposal is thereafter modified by the party making such Company Acquisition Proposal, the Company shall provide written notice of such modified Company Acquisition Proposal and shall again comply with this Section 6.4(g), except that the required four (4) business day period for notice, negotiation and consideration in clauses (A), (B) and (C) of this Section 6.4(g) shall be shortened to a two (2) business day period in each instance.

(h) Other than in connection with a Company Superior Offer (which shall be subject to Section 6.4(g) and shall not be subject to this Section 6.4(h)), nothing in this Agreement shall prohibit or restrict the Company Board from making a Company Change of Recommendation in response to an Intervening Event to the extent that:

(i) the Company Board, or any committee thereof, determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Company Board to effect a Company Change of Recommendation in response to such Intervening Event would constitute a breach of its fiduciary duties under applicable Law, the Company Certificate of Incorporation or the Company Bylaws, and

(ii) (A) the Company provides Sodium four (4) business days prior written notice of its intention to take such action, which notice shall specify the reasons therefor, (B) after providing such notice and prior to making such Company Change of Recommendation, the Company shall negotiate in good faith with Sodium during such four (4) business days’ period (to the extent that Sodium desires to negotiate) to make such revisions to the terms of this Agreement as to obviate the need for the Company Board to make a Company Change of Recommendation pursuant to this Section 6.4(h), and (C) the Company Board, or any committee thereof, shall have considered in good faith any changes to the terms of this Agreement committed to in writing by Sodium, and following such four (4) business day period, shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to effect a Company Change of Recommendation in response to such Intervening Event would constitute a breach of its fiduciary duties under applicable Law, the Company Certificate of Incorporation, or the Company Bylaws.

(i) Nothing contained in this Section 6.4 or elsewhere in this Agreement shall prohibit the Company or the Company Board from taking and disclosing to the Company’s stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) or Item 1012(a) of Regulation M-A under the Exchange Act or from making any “stop-look-and-listen” letter or similar communication of the type contemplated by Rule 14d-9 under the Exchange Act; provided, however, that any such disclosure made following the public announcement of a Company Acquisition Proposal that relates to the approval, recommendation or declaration of advisability by the Company Board of this Agreement or a Company Acquisition Proposal shall be deemed to be a Company Change of Recommendation unless the Company Board in connection with such communication publicly states that its recommendation with respect to this Agreement has not changed or refers to the prior recommendation of the Company Board.

(j) Any violation of the restrictions set forth in this Section 6.4 by any Subsidiary of the Company, by the Company or any of its Subsidiaries’ respective directors, officers or employees or by its or their respective Representatives acting on its or their behalf, shall be a breach of this Section 6.4 by the Company.

(k) Notwithstanding anything to the contrary herein, to the fullest extent permitted by applicable Law, the Company’s obligations pursuant to Section 6.5(b) shall not be affected by the making, commencement, disclosure, announcement or submission of any Company Acquisition Proposal or Company Superior Offer, or by any Company Change of Recommendation.

Section 6.5 Filings; Other Actions.

(a) As promptly as reasonably practicable following the date of this Agreement, Sodium and the Company shall jointly prepare the Registration Statement, including the Proxy Statement/Prospectus, and Sodium shall file with the SEC the Registration Statement. Each of Sodium and the Company shall use reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Registration Statement effective until the earlier of the Effective Time and the Termination Date. Sodium shall take any action required to be taken under any applicable state securities laws in connection with the issuance and reservation of Sodium Shares in the Merger, and the Company shall furnish all information concerning the Company and the holders of shares of Company Common Stock, or beneficial owners of an interest therein, as may be reasonably required in connection with any such action. No filing of, or amendment or supplement to, the Registration Statement or the Proxy Statement/Prospectus will be made by Sodium or the Company, as applicable, without the other’s prior consent (which shall not be unreasonably withheld, delayed or conditioned) and without providing the other party a reasonable opportunity to review and comment thereon. Sodium or the Company, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Sodium Shares issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Registration Statement or the Proxy Statement/Prospectus or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to Sodium, Sodium US or the Company, or any of their respective Affiliates, officers or directors, is discovered by Sodium or the Company that should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of the Company and the stockholders of Sodium.

(b) The Company shall (i) submit to its stockholders a proposal for the adoption of this Agreement at the Company Stockholder Meeting and shall not submit any other proposal to the Company’s stockholders in connection with the Company Stockholder Meeting (other than a non-binding, advisory vote to approve the compensation that may be received by Company executive officers in connection with the Merger and a customary proposal regarding adjournment of the Company Stockholder Meeting) without the prior written consent of Sodium, which consent shall not be unreasonably withheld, delayed or conditioned, (ii) cause the Proxy Statement/Prospectus to be mailed to each of the Company’s stockholders as promptly as reasonably practicable (and take such actions to enable such mailing to commence no later than four (4) business days thereafter) after the Registration Statement is declared effective under the Securities Act and (iii) take all action necessary in accordance with applicable Laws and the Company Organizational Documents to establish a record date for, duly give notice of, convene and hold the Company Stockholder Meeting, to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act (but in no event later than sixty (60) days thereafter). Subject to a Company Change of Recommendation in accordance with Section 6.4, the Company shall include the Company Recommendation in the Proxy Statement/Prospectus and use reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement. The Company shall otherwise keep Sodium reasonably informed on a reasonably current basis regarding the status of the solicitation and any material oral or written communications from or to the Company’s stockholders with respect thereto.

(c) The Company shall use commercially reasonable efforts to (A) solicit from the Company stockholders proxies in favor of the approval of the Merger and (B) use commercially reasonable efforts to obtain the Company Stockholder Approval, including, unless the Company Board has validly made a Company Change of Recommendation in accordance with Section 6.4, communicating to the Company’s stockholders the Company Board Recommendation and including the Company Board Recommendation in the Proxy Statement/Prospectus. Notwithstanding anything to the contrary contained in this Agreement, the Company (i) shall adjourn or postpone the Company Stockholder Meeting (A) to the extent necessary to ensure that any supplement or amendment to the Proxy Statement/Prospectus that is required to be filed and disseminated under applicable Law is provided to the Company’s stockholders, (B) in order to allow additional time for the solicitation of votes in order to obtain the Company Stockholder Approval or because there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting (which postponement or adjournment shall be for a period to be mutually agreed between Sodium and the Company) and (ii) may adjourn or postpone the Company Stockholder Meeting if, (A) as of the time for which the Company Stockholder Meeting is scheduled, the Company reasonably determines in good faith that there are insufficient shares of Company Common Stock represented (either in person or by proxy) to obtain the Company Stockholder Approval or (B) with the prior written consent of Sodium (which shall not be unreasonably withheld, delayed or conditioned); provided, however, that (x) the Company Stockholder Meeting shall not be adjourned or postponed pursuant to clause (i)(B) or (ii)(A) above, to a date on or after ten (10) business days prior to the End Date.

Section 6.6 Employee Matters.

(a) Following the Effective Time and until the first anniversary of the Closing Date (or, if earlier, until the date of termination of employment of the relevant Current Employee), Sodium shall, or shall cause one of its Subsidiaries to, provide the individuals who are employed by the Company or any of its Subsidiaries immediately before the Effective Time and who immediately following the Closing Date continue employment (the “Current Employees”) with (i) annual base salary or wages (as applicable) that are no less favorable than the annual base salary or wages (as applicable) provided to such Current Employees immediately prior to the Effective Time, (ii) short-term target cash bonus or other short-term target cash incentive opportunities (other than any retention or transaction bonuses or incentives) that are no less favorable than the short-term target cash bonus or other short-term target cash incentive opportunities (as applicable) provided to such Current Employees immediately prior to the Effective Time, (iii) long-term incentive compensation opportunities that are no less favorable than the long-term incentive compensation opportunities provided to such Current Employees immediately prior to the Effective Time, (iv) severance benefits that are no less favorable than those set forth on Section 6.6(a)(iv) of the Company Disclosure Schedule and (v) employee benefits (other than any defined benefit pension, nonqualified deferred compensation, retention or transaction benefits, equity or equity-based compensation and post-termination or retiree health or welfare benefits), that are no less favorable in the aggregate than the employee benefits (subject to the same exclusions) provided to such Current Employees immediately prior to the Effective Time.

(b) For purposes of vesting of defined contribution retirement benefits, eligibility to participate and, solely for vacation and paid time off policies, severance plans and policies, and disability plans and policies, determining levels of benefits (but not, for the avoidance of doubt, for any purposes, including benefit accrual, under any defined benefit pension plan) under the employee benefit plans of Sodium and its Subsidiaries providing benefits to any Current Employees after the Effective Time, each Current Employee shall be credited with such Current Employee’s years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent and for the same purpose as such Current Employee was entitled, before the Effective Time, to credit for such service under any analogous Company Benefit Plan in which such Current Employee participated immediately prior to the Effective Time, provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits or coverage with respect to the same period of service. In addition, and without limiting the generality of the foregoing, effective as of the Effective Time and thereafter, for the plan year in which the Closing occurs, Sodium and its Subsidiaries shall, or shall cause the Surviving Corporation to: (i) cause any pre-existing conditions or limitations, eligibility waiting periods, actively at work requirements, evidence of insurability requirements or required physical examinations under any corresponding group health plan of the Surviving Corporation, Sodium or any of their respective Subsidiaries to be waived with respect to Current Employees and their eligible dependents, except to the extent that any waiting period, exclusions or requirements still applied to such Current Employee under the corresponding Company Benefit Plan that is a group health plan in which such Current Employee participated immediately before the Effective Time, and (ii) fully credit each Current Employee with all deductible payments, co-insurance and other out-of-pocket expenses incurred by such Current Employee and such employee’s covered dependents under the corresponding group health benefit plans of the Company or its Subsidiaries prior to the Closing for the purpose of determining the extent to which such Current Employee has satisfied the deductible, co-insurance, or maximum out-of-pocket requirements applicable to such Current Employee and such employee’s covered dependents for such plan year under any corresponding benefit plan of the Surviving Corporation, Sodium or any of their respective Subsidiaries, as if such amounts had been paid in accordance with such plan.

(c) If requested by Sodium in writing and delivered to the Company with at least fifteen (15) business days’ prior notice to the Closing Date, the Company and each of its Subsidiaries shall adopt resolutions and take all such corporate action as is necessary to terminate each 401(k) plan maintained or sponsored by the Company or any of its Subsidiaries (collectively, the “Company 401(k) Plans”), in each case, effective as of the day immediately prior to the Closing Date. The Company shall provide Sodium with evidence that such Company 401(k) Plans have been properly terminated, and the form of such termination documents shall be subject to the reasonable approval of Sodium. In the event of the termination of any Company 401(k) Plan pursuant to this Section 6.6(c) (each such terminated Company 401(k) Plan, a “Terminated Company 401(k) Plan”), each Current Employee shall be eligible to participate in a defined contribution plan that is qualified under Section 401(a) of the Code (subject to the eligibility requirements set forth in Section 6.6(b)), that includes a cash or deferred arrangement within the meaning of Section 401(k) of the Code and that is established or maintained by Sodium or its applicable Subsidiary (a “Sodium 401(k) Plan”) and Sodium or its applicable Subsidiary shall use commercially reasonable efforts to cause the Sodium 401(k) Plan to immediately accept eligible rollover distributions (as defined in Section 402(c)(4) of the Code) from current and former employees of the Company and its Subsidiaries with respect to such individuals’ account balances (including loans) under such Terminated Company 401(k) Plan, if elected by any such individuals.

(d) With respect to any Current Employees based outside of the United States, Sodium’s obligations under this Section 6.6 shall be modified to the extent necessary to comply with applicable Laws of the foreign countries and political subdivisions thereof in which such Current Employees are based.

(e) Prior to the Closing, the Company shall provide any notice, and comply in all material respects, with any applicable information, consultation and bargaining obligations, and shall use reasonable best efforts to satisfy any applicable consent requirements owed to any labor union, works council, labor organization or employee representative, which is representing any employee of the Company and its Subsidiaries, or any applicable labor tribunal, in connection with the Transactions; provided that, this Section 6.6(e) shall not require the Company or any of its Subsidiaries to make any payment or provide any other consideration (including increased or accelerated payments) in order to secure the consent of any labor union labor union, works council, labor organization or employee representative (it being understood and agreed that any failure to obtain any consent under this Section 6.6(e) shall not, by itself, have any effect on, or be considered with respect to, whether the condition set forth in Section 7.3(b) has been satisfied).

(f) Nothing in this Section 6.6 shall limit the right of Sodium, the Surviving Corporation or any of their Subsidiaries to terminate the employment of any Current Employee at any time, for any or no reason. Without limiting the generality of Section 9.13, the provisions of this Section 6.6 are solely for the benefit of the parties to this Agreement, and no current or former director, officer, employee, other service provider or independent contractor or any other person shall be a third-party beneficiary of this Agreement or have any rights or remedies under this Agreement, and nothing herein shall be construed as the establishment of, termination of or an amendment to any Company Benefit Plan, Sodium Benefit Plan or other compensation or benefit plan or arrangement (including any Benefit Plan of Sodium or its Subsidiaries) for any purpose. Notwithstanding anything in this Agreement to the contrary, the terms and conditions of employment for any employees covered by a Labor Agreement shall be governed by the applicable Labor Agreement until the expiration, modification or termination of such Labor Agreement in accordance with its terms or applicable Law.

Section 6.7 Regulatory Approvals; Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use (and shall cause each of its controlled Affiliates to use) its reasonable best efforts to take, or cause to be taken, promptly all actions, and to do, or cause to be done, promptly and to assist and cooperate with the other parties in doing, all things necessary, proper and advisable under applicable Laws to consummate and make effective the Merger and the other Transactions, including using reasonable best efforts to obtain all necessary actions or nonactions, waivers, clearances, expiration or termination of applicable waiting periods, consents and approvals, from Governmental Entities (including the CFIUS Approval, subject to Sodium’s sole and absolute discretion as described in Section 6.8) and make all necessary registrations, notifications and filings and take other steps as may be necessary to obtain an action or nonaction, waiver, clearance, expiration or termination of applicable waiting periods, consent or approval from, or to avoid an action or proceeding by, any Governmental Entity, in each case as promptly as practicable, and obtain all necessary nonactions, consents, approvals or waivers from third parties other than any Governmental Entity, in each case as promptly as practicable.

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, the Company and Sodium shall (i) promptly, but in no event later than fifteen (15) business days after the date hereof (unless a later date is mutually agreed by the parties in writing), make their respective filings under the HSR Act, and (ii) as promptly as practicable, prepare and file all filings, requests, registrations and notices necessary under each other Regulatory Law with respect to the Merger and the other Transactions.

(c) Each of the Company, on the one hand, and Sodium, on the other hand shall make available to the other party such information as the other party may reasonably request in order to make its HSR Act filing in connection with the Transactions, to make the filings contemplated by Section 6.8 and to make any filings set forth on Section 7.1(c) of the Company Disclosure Schedules. Each of the Company, on the one hand, and Sodium, on the other hand shall, (i) respond to information or document requests by any relevant Governmental Entity in connection with the Transactions, including by providing any information requested by any such Governmental Entity, (ii) keep each other party apprised of the status of matters relating to the consummation of the Transactions, including promptly furnishing the other with copies of notices or other communications or correspondence between the Company or Sodium, or any of their respective Affiliates, and any third party or any Governmental Entity (or members of their respective staffs) with respect to such Transactions, except for personal identifying information required by the DPA, (iii) cooperate in all respects and consult with the other party in connection with obtaining all necessary actions or nonactions, waivers, clearances, expiration or termination of applicable waiting periods, consents and approvals, from Governmental Entities, including by allowing the other party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (iv) prior to transmitting any communications, advocacy, white papers, information responses or other submissions to any Governmental Entity (or members of their respective staffs) in connection with the Merger or the other Transactions, permit counsel for the other party a reasonable opportunity to review and provide comments thereon, and consider in good faith the views of the other party in connection therewith and (v) not, and cause its Affiliates not to, participate in any substantive meeting or discussion, either in person, by videoconference, or by telephone, with any Governmental Entity in connection with the Merger or the other Transactions unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate, in each case subject to, confidentiality considerations agreed upon by the parties to be restricted to outside counsel only (except in each of clauses (ii) – (v) and with respect to the CFIUS Approval, subject to confidentiality considerations contemplated by the DPA or required by CFIUS).

(d) In furtherance and not in limitation of the foregoing, each of Sodium, Merger Sub and the Company shall use their reasonable best efforts to satisfy the conditions to Closing set forth in Section 7.1 (other than Section 7.1(e)), including (i) responding to and complying with, as promptly as practicable, any request for information or documentary material regarding the Merger or the other Transactions from any relevant Governmental Entity, (ii) using reasonable best efforts to take, or cause to be taken, all other actions and doing, or causing to be done, all other things necessary, proper and advisable to consummate and make effective the Transactions and (iii) using reasonable best efforts to assist and cooperate with the other party in doing all things necessary, proper or advisable to consummate and make effective the Transactions as soon as practicable, and in any event, prior to the End Date.

(e) Other than with respect to obtaining CFIUS Approval (which shall be governed by Section 6.8), Sodium and its Affiliates agree to use their reasonable best efforts to resolve such objections, if any, that a Governmental Entity may assert under Regulatory Laws with respect to the Transactions, and to avoid or eliminate each and every impediment under Regulatory Laws that may be asserted by any Governmental Entity with respect to the Transactions, so as to enable the Closing to occur as promptly as practicable and in any event no later than the End Date. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Agreement shall obligate Sodium or its Affiliates, for purposes of resolving any objection that a Governmental Entity may assert under Regulatory Laws with respect to the Transactions, or avoiding or eliminating any impediment under Regulatory Laws that may be asserted by any Governmental Entity with respect to the Transactions, to propose, offer, negotiate, commit to, agree to or effect, by consent decree, hold separate order, or otherwise, (i) the sale, divestiture, license, transfer or other disposition of any businesses, assets, equity interests, product lines or properties of Sodium, the Company or any of their respective Affiliates, (ii) the creation, termination, amendment, modification or divestment of any contracts, agreements, commercial arrangements, relationships, ventures, rights or obligations of Sodium, the Company or any of their respective Affiliates, (iii) any restrictions, impairments, agreements or actions that would limit Sodium’s, the Company’s or their respective Affiliates’ freedom of action with respect to, or their ability to own, manage, operate, conduct and retain, any of their businesses, assets, equity interests, product lines or properties or (iv) any other remedy, commitment, undertaking or condition of any kind (any of the actions described in the foregoing clauses (i) through (iv), a “Remedy Action”), except to the extent that such Remedy Action (A) does not involve any businesses, assets, equity interests, product lines, properties, contracts, agreements, commercial arrangements, relationships, ventures, rights or obligations (x) of Sodium or its Affiliates or (y) of the Chemical Technologies business of the Company and its Subsidiaries, which consists of solutions and services providing chemistry, technology, engineering support and onsite expertise for upstream and midstream oil and gas operations, including any related assets derived from the merger between the Company and Apergy Corporation (the “Chemical Technologies Business”) (provided that. with respect to contracts, agreements, commercial arrangements, ventures or other assets (the “Shared Assets”) that relate to both the Chemical Technologies Business, on the one hand, any other business of the Company and its Subsidiaries, on the other hand (the “Other Businesses”), the Company and its Subsidiaries shall use their reasonable best efforts to separate such Shared Assets into separate arrangements that relate solely to the Chemical Technologies Business, on the one hand, and the Other Businesses, on the other hand, and any such Shared Assets so separated that relate solely to the Other Businesses may be subject to Remedy Actions pursuant to clause (B)) and (B) would not, and would not reasonably be expected to, individually or in the aggregate, result in a loss of more than eight percent (8%) of the aggregate annual revenues of the Company and its Subsidiaries, taken as a whole, as measured by the twelve (12) months ended December 31, 2023. The Company shall not, and shall cause its controlled Affiliates not to, propose, offer, negotiate, commit to, agree to, effect or take any Remedy Action without the prior written consent of Sodium, and the Company shall, and shall cause its controlled Affiliates to, propose, offer, negotiate, commit to, agree to, effect or take any Remedy Action if so directed by Sodium; provided, however, that any Remedy Action shall be conditioned upon the Closing.

(f) Other than with respect to obtaining CFIUS Approval (which shall be governed by Section 6.8), subject to the requirements of this Section 6.7, and in a manner consistent with its obligations herein, Sodium shall, upon reasonable consultation with the Company, control, lead and direct all actions, decision and strategy for, and make all final determinations as to the timing and appropriate course of action with respect to, (i) obtaining clearances, expirations or terminations of waiting periods, consents and approvals from Governmental Entities, and all other matters related to Regulatory Laws and related inquiries, negotiations and Actions, in connection with the Transactions, and (ii) responding to and defending any Action by or with any Governmental Entity in connection with the Transactions. Notwithstanding anything to the contrary in any other provision of this Agreement and other than with respect to obtaining CFIUS Approval (which shall be governed by Section 6.8), Sodium shall retain sole discretion in deciding whether to litigate, defend against, or otherwise contest any Action by any Governmental Entity relating to the Transaction pursuant to or under the antitrust laws of the United States. The Company shall, and shall cause its Affiliates to, use its reasonable best efforts to provide full and effective support of Sodium in all material respects in all such inquiries, negotiations and Actions to the extent requested by Sodium. Sodium, the Company and their respective Affiliates shall not enter into any timing agreement or similar agreement with any Governmental Entity, or extend any waiting period under any Regulatory Law, if such action would reasonably be expected to delay the consummation of the Transactions beyond the End Date.

(g) Other than with respect to obtaining CFIUS Approval (which shall be governed by Section 6.8), Sodium, Sodium US, Merger Sub and the Company shall not, and shall cause their Affiliates not to, acquire or agree to acquire equity or assets of, or other interests in, or merge or consolidate with (or agree to merge or consolidate with), any corporation, partnership, association or other business organization or person, or any business unit, division, subsidiary or other portion thereof, if such action would reasonably be expected to (i) materially increase the risk of a Governmental Entity or Law prohibiting, preventing, restricting, or otherwise making unlawful the consummation of the Transactions, (ii) materially delay the satisfaction of the conditions contained in Section 7.1 (other than Section 7.1(e)) or (iii) otherwise prevent or materially delay the consummation of the Transactions.

Section 6.8 CFIUS Approval.

(a) If Sodium determines in its sole and absolute discretion that the CFIUS Approval is required under the DPA or otherwise warranted, each of Sodium and the Company shall, and shall cause their respective Subsidiaries to, use reasonable best efforts to obtain the CFIUS Approval; provided, however, that the determination as to whether CFIUS Approval is required under the DPA or is otherwise warranted shall be made within ten (10) business days following the date on which Sodium receives such information from the Company as is reasonably necessary to make such determination. Such reasonable best efforts shall include, (i) as promptly as practicable, but in no event later than ten (10) business days after the date on which Sodium conveys to the Company, Sodium’s determination that CFIUS Approval is required under the DPA or is otherwise warranted (unless a later date is mutually agreed by the parties in writing), jointly filing with CFIUS, either a CFIUS Declaration or a draft CFIUS Notice regarding the Transactions in accordance with the DPA; and, if subsequently requested by CFIUS pursuant to the DPA, as promptly as practicable following, but in no event later than ten (10) business days after the date following, such request jointly filing a draft CFIUS Notice, (ii) if a draft CFIUS Notice is filed, promptly filing a final CFIUS Notice regarding the Transactions in accordance with the DPA after receipt of comments on the draft CFIUS Notice, if any, from CFIUS or an indication that CFIUS has no questions or comments, but in no event later than ten (10) business days after such date and (iii) providing any information requested by CFIUS or any other Governmental Entity in connection with the CFIUS review or investigation of the Transactions promptly, and in all cases, within the timeframes set forth in the DPA. If Sodium determines in its sole and absolute discretion that the CFIUS Approval is required under the DPA or otherwise warranted, neither Sodium nor the Company shall take nor cause any of its Affiliates to take, any action that would reasonably be expected to prevent, materially delay or materially impede the receipt of the CFIUS Approval.

(b) Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Agreement shall obligate Sodium or its Affiliates, for purposes of resolving any objection, if any, that CFIUS may assert with respect to the Transactions, or avoiding or eliminating any impediment that may be asserted by CFIUS with respect to the Transactions, to propose, offer, negotiate, commit to, agree to or effect, by consent decree, hold separate order, or otherwise any Remedy Action (including entering into any mitigation agreement, letter of assurance, national security agreement, proxy agreement, trust agreement or other similar arrangement or agreement).

Section 6.9 Takeover Statutes. If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of the Company, on the one hand and Sodium, Sodium US and Merger Sub, on the other hand shall grant such approvals and use reasonable best efforts so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.

Section 6.10 Public Announcements.

(a) From the date hereof and prior to the earlier of the Effective Time and the Termination Date, Sodium and the Company shall use reasonable best efforts to develop a joint communications plan and each party shall use reasonable best efforts to ensure that all press releases and other public statements with respect to the Transactions, to the extent they have not been previously issued or disclosed, shall be consistent with such joint communications plan. Unless otherwise required by applicable Law, neither the Company, on the one hand, nor any of Sodium, Sodium US and Merger Sub, on the other hand, shall issue any press release or public statement with respect to the Merger without the other’s prior consent (such consent not to be unreasonably withheld, conditioned or delayed ). In the event any public disclosure is required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, the disclosing party will endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other party to review and comment upon such press release or other announcement or disclosure in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto. Each of Sodium and the Company may issue a press release, reasonably acceptable to the other party, announcing this Agreement.

(b) Notwithstanding anything in this Section 6.10 or otherwise in this Agreement to the contrary, each party shall be permitted to issue press releases or make public announcements or disclosure (i) following any Company Change of Recommendation or any publicly announced Company Acquisition Proposal, (ii) with respect to action taken by the Company or the Company Board pursuant to, and in accordance with, Section 6.4 or (iii) that is consistent with previous press releases, public disclosures or public statements made by any party in compliance with this Section 6.10.

Section 6.11 Indemnification and Insurance.

(a) Sodium and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the current or former, directors, officers or employees, as the case may be, of the Company or its Subsidiaries as provided in their respective organizational documents or in any agreement shall survive the Merger and shall continue in full force and effect. For a period of six (6) years from the Effective Time, the Surviving Corporation shall maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ organizational documents or in any indemnification agreements of the Company or its Subsidiaries with any of their respective current or former directors, officers or employees, in each case as in effect as of the date of this Agreement, and shall not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the Surviving Corporation’s certificate of incorporation and bylaws in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.

(b) From and after the Effective Time, the Surviving Corporation and its Subsidiaries shall jointly and severally, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director, officer or employee of the Company or any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”), in each case against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Law; provided, however, that the Indemnified Party to whom expenses are advanced provides an undertaking to the extent required by the Company Organizational Documents and the DGCL to repay such amounts if it is ultimately determined that such person is not entitled to indemnification), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission by them in their capacities as such occurring or alleged to have occurred whether before or after the Effective Time (including acts or omissions in connection with such Indemnified Party serving as an officer, director, employee or other fiduciary of any entity if such service was at the request or for the benefit of the Company). In the event of any such Action, the Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such Action.

(c) For a period of six (6) years from the Effective Time, the Surviving Corporation shall cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the date hereof by the Company and its Subsidiaries with respect to matters existing or arising on or before the Effective Time (including for acts or omissions occurring in connection with this Agreement and the consummation of the Transactions); provided, however, that the Surviving Corporation shall not be required to pay annual premiums in excess of three hundred percent (300%) of the last annual premium paid by the Company prior to the date hereof in respect of the coverages (the “Maximum Amount”) required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount. In lieu of the foregoing, Sodium or the Company may (and at the request of Sodium, the Company shall use its commercially reasonable efforts to) obtain at or prior to the Effective Time a six (6)-year “tail” policy under the Company’s existing directors’ and officers’ insurance policy providing no less favorable coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Maximum Amount. If a “tail policy” is purchased, the Surviving Corporation shall maintain such policies in full force and effect for such six (6)-year period, and continue to honor the obligations thereunder.

(d) In the event the Surviving Corporation, its Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or its Subsidiaries, as the case may be, shall assume the obligations of such party set forth in this Section 6.11. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.11 is not prior to, or in substitution for, any such claims under any such policies.

(e) The obligations of Sodium and the Surviving Corporation under this Section 6.11 shall not be terminated, amended or modified in any manner so as to adversely affect any Indemnified Party (including their successors, heirs and legal representatives) to whom this Section 6.11 applies without the consent of such Indemnified Party. It is expressly agreed that, notwithstanding any other provision of this Agreement that may be to the contrary, (i) the Indemnified Parties to whom this Section 6.11 applies shall be third-party beneficiaries of this Section 6.11, and (ii) this Section 6.11 shall survive consummation of the Merger and shall be enforceable by such Indemnified Parties and their respective successors, heirs and legal representatives against Sodium and the Surviving Corporation and their respective successors and assigns.

Section 6.12 Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (a) nothing contained in this Agreement shall give the Company, on the one hand, and Sodium, Sodium US and Merger Sub, on the other hand, directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time and (b) prior to the Effective Time, each of the Company, on the one hand, and Sodium, Sodium US and Merger Sub, on the other hand, shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 6.13 NYSE Listing. Sodium shall use reasonable best efforts to cause the Sodium Shares to be issued in the Merger and such other Sodium Shares to be reserved for issuance in connection with the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

Section 6.14 Section 16 Matters. Prior to the Effective Time, Sodium and the Company shall take all such steps as may be required to cause any dispositions of shares of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Sodium Shares (including derivative securities with respect to Sodium Shares) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Sodium, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.15 Tax Matters.

(a) At or prior to Closing, the Company shall deliver to Sodium US a certification by the Company that meets the requirements of Treasury Regulations Section 1.897-2(h)(1)(i) (a “Non-USRPHC Certificate”), dated within fifteen (15) days prior to the Closing Date and in form and substance reasonably acceptable to Sodium US along with written authorization for Sodium US to deliver such notice form to the Internal Revenue Service on behalf of the Company upon Closing.

(b) From and after the date hereof, each of Sodium, Sodium US and Merger Sub on the one hand, and the Company on the other hand, shall, and shall cause their respective Subsidiaries and Affiliates to, cooperate fully, as and to the extent reasonably requested by the other, to furnish such information and assistance relating to Taxes, including access to books and records, as is reasonably necessary for the filing of all Tax Returns and compliance with any Tax Laws by Sodium, Sodium US, Merger Sub or the Company, the making of any election relating to Taxes, the preparation for any audit by any Taxing Authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Such cooperation shall include access to records and information which are reasonably relevant to any Tax matter, which shall be provided reasonably promptly following a request for such access or at a later time if mutually agreed, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(c) Sodium shall be responsible for and shall pay all transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Transactions, if any (collectively, the “Transfer Taxes”). The party required by Law to do so shall file all necessary Tax Returns with respect to all Transfer Taxes, and, if required by applicable Law, the other parties shall, and shall cause their respective Affiliates to, join in the execution of any such Tax Returns and other documentation. Notwithstanding any other provision of this Agreement, the parties shall cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.

Section 6.16 Intended Tax Treatment. The parties hereto intend that the exchange of Company Common Stock for Sodium Shares pursuant to Section 2.1(a) will be treated for U.S. income federal Tax purposes as a taxable transaction that does not qualify as a reorganization pursuant to Section 368(a) of the Code (the “Intended Tax Treatment”). Each of Sodium, Sodium US, Merger Sub and the Company shall (i) take such actions, and refrain from taking such actions, as necessary or appropriate to cause and support the Intended Tax Treatment, and (ii) report consistently with the Intended Tax Treatment for all applicable Tax purposes (including the filing of Tax Returns) and shall not take any position inconsistent with the Intended Tax Treatment unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

Section 6.17 Company Financing Cooperation.

(a) Prior to the Closing, the Company shall use commercially reasonable efforts to provide to Sodium cooperation (and to cause its Subsidiaries and its and their respective affiliates, officers, directors, employees or Representatives to use their respective commercially reasonable efforts to provide such cooperation) reasonably requested by Sodium that is reasonably necessary in connection with the Financing, including using commercially reasonable efforts to (i) participate in a reasonable number of meetings, drafting sessions road shows, due diligence sessions, and sessions with rating agencies (in each case, in connection with the Financing at reasonable times and upon reasonable prior notice), (ii) assist Sodium and its financing sources in the preparation of offering documents, confidential information memoranda, prospectuses, offering memoranda, customary marketing material, rating agency and syndication materials reasonably required in connection with the Financing, (iii) take such actions as may be required or reasonably requested by Sodium in connection with the repayment of the Company Credit Agreements at the Closing, including but not limited to the delivery of any applicable notices of repayment and (iv) provide any information and documents required in connection with applicable “know your customer” and anti-money laundering rules and regulations that are reasonably requested by Sodium.

(b) Notwithstanding anything in Section 6.17(a) or in this Agreement to the contrary, until the Closing occurs, the cooperation requested by Sodium pursuant to this Section 6.17 shall not (i) unreasonably disrupt the operations of such party or any of its Subsidiaries, (ii) cause a violation of any agreement to which the Company or any of its Subsidiaries is a party, (iii) waive or jeopardize any attorney-client or other applicable privilege to the Company or any of its Subsidiaries, (iv) result in the disclosure of any trade secrets in a manner that would result in any such trade secrets no longer being protected as such under applicable Law following such disclosure, (v) result in the disclosure of information or access that is reasonably pertinent or likely to be reasonably pertinent to a litigation where the Company or any of its Affiliates, on the one hand, and Sodium or any of its Affiliates, on the other hand, are adverse parties or reasonably likely to become adverse parties, (vi) constitute a violation of any applicable Law, (vii) include any actions that the Company reasonably believes would conflict with or violate the Company Organizational Documents or the Company’s Subsidiaries’ organizational documents or (viii) cause any representation, warranty, covenant or other obligation in this Agreement to be breached or any condition set forth in Article VII to fail to be satisfied. No breach of Section 6.17(a) shall have any effect on, or be considered with respect to, whether the condition set forth in Section 7.3(b) has been satisfied, except to the extent that such breach results from the Fraud or Willful Breach of the Company.

(c) Sodium shall, promptly upon request of the Company, reimburse the Company for all reasonable and documented out-of-pocket third-party costs incurred by the Company or any of its Subsidiaries in connection with such cooperation, including all fees and expenses of legal counsel and other financial advisors.

(d) Sodium shall indemnify and hold harmless the Company and its Subsidiaries and each of their respective officers, directors, employees, agents, Affiliates, and representatives (collectively, the “Financing Indemnitees”) for and against any and all losses suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith (other than information provided by the Company and its Affiliates to Sodium for use in connection with the Financing) except to the extent resulting from the Fraud or Willful Breach of any such Financing Indemnitees or to the extent that the indemnity relates to matters with respect to which Sodium is entitled to indemnity hereunder. This Section 6.17(d) shall survive the consummation of the Merger and any termination of this Agreement, and is intended to benefit, and may be enforced by, the Financing Indemnitees and their respective Affiliates.

Section 6.18 Sodium US Consent. Immediately following the execution and delivery hereof, Sodium US, as the sole stockholder of Merger Sub, shall adopt a resolution by written consent adopting this Agreement and approving the Transactions.

Section 6.19 Obligations of Merger Sub and the Surviving Corporation. Sodium shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

Section 6.20 Transaction Litigation. Sodium, Sodium US and Merger Sub, on one hand and the Company, on the other hand, shall promptly (and in any event, within two (2) business days) notify the other one in writing of any shareholder litigation or other litigation or proceedings brought or threatened in writing against it or its directors or executive officers or other representatives relating to this Agreement or the other Transactions (such litigation, “Transaction Litigation”) and shall keep the other parties informed on a reasonably current basis with respect to the status thereof (including by promptly furnishing to the other parties and their representatives such information relating to such litigation or proceedings as may be reasonably requested). The Company shall not cease to defend, consent to the entry of any judgment, settle or offer to settle or take any other material action with respect to such litigation or proceeding commenced without the prior written consent of Sodium (which shall not be unreasonably withheld, delayed or conditioned).

Section 6.21 Notice of Changes. Sodium and the Company shall each promptly notify the other party of its actual knowledge of any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Sodium Material Adverse Effect or Company Material Adverse Effect, as applicable, on it; provided, that any failure to give notice in accordance with the foregoing with respect to any a Sodium Material Adverse Effect or Company Material Adverse Effect, as applicable, shall not be deemed to constitute a violation of this Section 6.21 or the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice; and provided, further, that the delivery of any notice pursuant to this Section 6.21 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by all parties, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) The Company Stockholder Approval shall have been obtained.

(b) The Sodium Shares to be issued in the Merger as Equity Consideration shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c) No Law shall have been entered, issued, enforced, promulgated, adopted or become effective, in each case, that enjoins, prohibits, prevents or makes illegal the consummation of the Transactions (in each case, exclusive of all Regulatory Laws and enforcement actions related thereto, other than under the HSR Act, the Sherman Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the Federal Trade Commission Act or those Laws set forth on Section 7.1(d) of the Company Disclosure Schedules (collectively, the “Mutual Regulatory Laws”)) (any such Law, a “Mutual Legal Restraint”).

(d) All waiting periods (and any extensions thereof) applicable to the Transactions under the HSR Act, and any commitment to, or agreement with, any Governmental Entity under or in connection with the Regulatory Laws set forth on Section 7.1(d) of the Company Disclosure Schedules to delay the consummation of, or not to consummate before a certain date, the Transactions, shall have expired or been terminated, and all clearances, consents and approvals under the Regulatory Laws set forth on Section 7.1(d) of the Company Disclosure Schedules shall have been obtained and shall remain in full force and effect.

(e) If determined required or warranted by Sodium pursuant to and in accordance with Section 6.8, the CFIUS Approval shall have been obtained.

(f) The Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

Section 7.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the fulfillment (or waiver by the Company, to the extent permitted under applicable Law) at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of Sodium, Sodium US and Merger Sub set forth in (i) Article IV and Article V of this Agreement (other than in Section 4.2(a), Section 4.7, Section 5.2(a) and Section 5.10) shall be true and correct both as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date, except where such failures to be so true and correct (without regard to “materiality,” Sodium Material Adverse Effect and similar qualifiers contained in such representations and warranties) would not, in the aggregate, reasonably be expected to have a Sodium Material Adverse Effect, (ii) Section 4.2(a) and Section 5.2(a) shall be true and correct both as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date, except for any immaterial inaccuracies, and (iii) Section 4.7 and Section 5.10 shall be true and correct both as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii) or (iii), as applicable) only as of such date or period.

(b) Sodium, Sodium US and Merger Sub shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by each of them prior to the Effective Time.

(c) Sodium, Sodium US and Merger Sub shall have delivered to the Company a certificate, dated the Closing Date and signed by the Chief Executive Officer or another senior officer of Sodium, certifying to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

Section 7.3 Conditions to Obligation of Sodium, Sodium US and Merger Sub to Effect the Merger. The obligation of Sodium, Sodium US and Merger Sub to effect the Merger is further subject to the fulfillment (or the waiver by Sodium, to the extent permitted under applicable Law) at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of the Company set forth in (i) Article III of this Agreement (other than in Section 3.2(a), Section 3.2(f), and Section 3.12(b)) shall be true and correct both as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date, except where such failures to be so true and correct (without regard to “materiality,” Company Material Adverse Effect and similar qualifiers contained in such representations and warranties) would not, in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (ii) Section 3.2(a) and Section 3.2(f) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date, except for immaterial inaccuracies, and (iii) Section 3.12(b) shall be true and correct both as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii) and (iii), as applicable) only as of such date or period.

(b) The Company shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) The Company shall have delivered to Sodium a certificate, dated the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

(d) (i) No Regulatory Law set forth on Section 7.3(d) of the Company Disclosure Schedules (collectively, the “Specified Regulatory Laws”) shall be in effect that enjoins, prohibits, prevents or makes illegal the consummation of the Transactions (any such Law, a “Specified Legal Restraint”);

(ii) No investigation of the Transactions under any Specified Regulatory Law shall have been commenced and be continuing;

(iii) All waiting periods (and any extensions thereof) applicable following Sodium’s determination to submit a registration, notification or filing with respect to the Transactions under any Specified Regulatory Law (the “Specified Filings”) and any commitment to, or agreement with, any Governmental Entity under or in connection with the Specified Filings to delay the consummation of, or not to consummate before a certain date, the Transactions, shall have expired or been terminated;

(iv) All clearances, consents and approvals required under the Specified Filings shall have been obtained and shall remain in full force and effect; and

(v) No Regulatory Law shall have been entered, issued, enforced, promulgated, adopted or become effective after the date of this Agreement:

(1) That enjoins, prohibits, prevents or makes illegal the consummation of the Transactions;

(2) Pursuant to which an investigation of the Transactions shall have been commenced and be continuing;

(3) Under which an applicable waiting period (or extensions thereof) with respect to the Transactions or any commitment to, or agreement with, any Governmental Entity to delay the consummation of, or not to consummate before a certain date, the Transactions, shall be continuing; or

(4) Under which any required clearance, consent or approval required shall not have been obtained or fail to remain in full force and effect.

Section 7.4 Frustration of Closing Conditions. Neither the Company nor Sodium may rely, either as a basis for not consummating the Transactions or terminating this Agreement and abandoning the Transactions, on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by such party’s Willful Breach of any material provision of this Agreement.

ARTICLE VIII

TERMINATION

Section 8.1 Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after Company Stockholder Approval has been obtained:

(a) by the mutual written consent of the Company and Sodium;

(b) by either the Company or Sodium, if the Merger shall not have been consummated on or prior to April 2, 2025 (the “End Date”); provided, however, that if all of the conditions to Closing, other than any of the conditions set forth in Section 7.1(c), Section 7.1(d) or, at the election of Sodium, Section 7.3(d) (such election, an “Extension Election”), shall have been satisfied or shall be capable of being satisfied at such time (other than those conditions that by their nature are to be satisfied at the Closing), the End Date shall automatically be extended to October 2, 2025, which date shall thereafter be deemed to be the End Date; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to a party if the failure of the Closing to occur by such date shall be due to the material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in this Agreement;

(c) by either the Company or Sodium, if the Closing would violate any final and non-appealable Mutual Legal Restraint; provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to a party if the failure of such party to perform any of its obligations under this Agreement contributed, in any material respect, to the issuance or continued existence of such Mutual Legal Restraint;

(d) by either the Company or Sodium, if the Company Stockholder Meeting (including any adjournments or postponements thereof) shall have concluded, at which a vote upon the adoption of this Agreement was taken and the Company Stockholder Approval was not obtained;

(e) by the Company, if Sodium, Sodium US or Merger Sub shall have breached its representations or warranties or failed to perform its covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, is not cured within thirty (30) days following written notice thereof to Sodium or by its nature or timing cannot be cured during such period (or, in each case, such fewer days as remain prior to the End Date);

(f) by Sodium, if the Company shall have breached its representations or warranties or failed to perform its covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, is not cured within thirty (30) days following written notice thereof to the Company or by its nature or timing cannot be cured during such period (or, in each case, such fewer days as remain prior to the End Date);

(g) by Sodium, prior to receipt of the Company Stockholder Approval in the event of a Company Change of Recommendation; and

(h) by Sodium, if the Closing would violate any final and non-appealable Specified Legal Restraint; provided, however, that the right to terminate this Agreement under this Section 8.1(h) shall not be available to Sodium if its failure to perform any of its obligations under this Agreement contributed, in any material respect, to the issuance or continued existence of such Specified Legal Restraint.

Section 8.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 8.1, this Agreement shall terminate (except for the provisions of Section 6.3(b), this Section 8.2, Section 8.3 and Article IX), and there shall be no other liability on the part of the Company or Sodium to the other except (a) as provided in Section 8.3, (b) for liability arising out of or the result of, any (i) Fraud or (ii) Willful Breach of any covenant or agreement or Willful Breach of any representation or warranty in this Agreement occurring prior to termination and (c) as provided in the Confidentiality Agreement, in which case the aggrieved party shall be entitled to all rights and remedies available at Law or in equity.

Section 8.3 Termination Fees.

(a) If (i) prior to the Company Stockholder Meeting, a Company Acquisition Proposal is publicly disclosed after the date of this Agreement, (ii) this Agreement is terminated by the Company or Sodium, as applicable, pursuant to Section 8.1(b) [End Date], Section 8.1(d) [No Company Stockholder Approval] or Section 8.1(f). [Company Breach of Representation or Failure to Perform Covenant] and the breach giving rise to the right to terminate this Agreement pursuant to Section 8.1(f) [Company Breach of Representation or Failure to Perform Covenant] was the Company’s failure to convene and hold the Company Stockholder Meeting in violation of Section 6.5(c) or a breach of the Company’s obligations under Section 6.4, (iii) such Company Acquisition Proposal shall not have been withdrawn prior to such termination and (iv) within twelve (12) months after any such termination described in clause (ii), the Company shall have consummated, or shall have entered into an agreement to consummate any Company Acquisition Transaction, which is subsequently consummated (whether before or after such twelve (12)-month period), then the Company shall pay to Sodium an amount equal to the Company Termination Fee, by wire transfer of same day federal funds to the account specified by Sodium, within three (3) business days after the consummation of any such Company Acquisition Transaction.

(b) If this Agreement is terminated by Sodium pursuant to Section 8.1(g) [Company Change of Recommendation], then the Company shall pay to Sodium, within three (3) business days after the date of termination, the Company Termination Fee, by wire transfer of same day federal funds to the account specified by Sodium.

(c) Solely for purposes of this Section 8.3, (i) “Company Acquisition Transaction” shall have the meaning ascribed thereto in Section 9.16(a)(x), except that all references to twenty percent (20%) shall be changed to fifty percent (50%).

(d) If this Agreement is terminated (i) by Sodium or the Company pursuant to Section 8.1(b) [End Date] and at the time of, or prior to, such termination, each of the conditions set forth in Article VII shall have been satisfied (other than the conditions set forth in Section 7.1(c) [Absence of Mutual Legal Restraint] (excluding any Mutual Legal Restraint relating to CFIUS) or Section 7.1(d) [HSR Act and Regulatory Approvals]), (ii) by Sodium or the Company pursuant to Section 8.1(c) [Termination for Mutual Legal Restraint] and at the time of, or prior to, such termination, each of the conditions set forth in Article VII shall have been satisfied (other than the conditions set forth in Section 7.1(c) [Absence of Mutual Legal Restraint] (excluding any Mutual Legal Restraint relating to CFIUS) or Section 7.1(d) [HSR Act and Regulatory Approvals]) or (iii) by Sodium pursuant to Section 8.1(b) if it does not exercise its right to an Extension Election or pursuant to Section 8.1(h), then, in the case of clause (i), (ii) or (iii) Sodium shall pay to the Company, within three (3) business days after the date of termination, the Sodium Termination Fee, by wire transfer of same day federal funds to the account specified by the Company.

(e) The payment of the Company Termination Fee to Sodium pursuant to this Section 8.3 shall be the sole and exclusive monetary remedy available to Sodium, Sodium US or Merger Sub or any of their Affiliates in connection with this Agreement and the Transactions in any circumstance in which the Company Termination Fee is payable hereunder, and the payment of the Sodium Termination Fee to the Company (the Company Termination Fee or the Sodium Termination Fee, a “Termination Fee”) pursuant to this Section 8.3 shall be the sole and exclusive monetary remedy available to the Company or any of its Affiliates in connection with this Agreement and the Transactions in any circumstance in which the Sodium Termination Fee is payable hereunder. Upon payment of the applicable Termination Fee pursuant to this Section 8.3, no party shall have any further liability with respect to this Agreement or the Transactions to the Company or its stockholders or Sodium, Sodium US or their respective stockholders or any other persons, as applicable; provided that nothing herein shall release any party from any liability arising out of or resulting from (i) Fraud by such party or its Subsidiaries or (ii) the Willful Breach by such party or its Subsidiaries of a covenant or other agreement contained in this Agreement. The parties acknowledge and agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion or Sodium be required to pay the Sodium Termination Fee on more than one occasion, and in no event shall Sodium, Sodium US or Merger Sub on the one hand, or the Company, on the other hand be entitled to specific performance to cause the other party to consummate the Transactions and payment of the Company Termination Fee to Sodium or the Sodium Termination Fee to the Company, as applicable. In addition, the parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the Transactions and are not a penalty, and that, without these agreements, neither party would enter into this Agreement. If Sodium or the Company fails to pay promptly the amounts due pursuant to Section 8.3 other than due to a failure of the other party to provide such party with wire instructions, the applicable party will also pay to the other party interest on that unpaid amount, accruing from its due date, at an interest rate per annum equal to two (2) percentage points in excess of the prime commercial lending rate quoted by The Wall Street Journal and the reasonable and documented out-of-pocket expenses (including reasonable and documented legal fees) in connection with any action taken to collect payment. Any change in the interest rate hereunder resulting from a change in such prime rate will be effective at the beginning of the date of such change in such prime rate.

ARTICLE IX

MISCELLANEOUS

Section 9.1 No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, except for the second to last sentence of Section 8.3(e) and covenants and agreements which contemplate performance after the Effective Time or otherwise survive the Effective Time expressly by their terms.

Section 9.2 Expenses. Except as set forth in Section 6.7 and Section 8.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Transactions, this Agreement and the Transactions shall be paid by the party incurring or required to incur such expenses, except that the (a) fees and expenses incurred in connection with the printing, filing and mailing of the Proxy Statement/Prospectus and Registration Statement (including applicable SEC filing fees) shall each be borne equally by Sodium and the Company, and (b) filing fees payable under the HSR Act and other Regulatory Laws and filing fees payable in connection with obtaining CFIUS Approval, as applicable, shall each be borne by Sodium.

Section 9.3 Counterparts; Effectiveness. This Agreement may be executed in two (2) or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. The words “execution,” “execute”, “signed,” “signature,” and words of like import in or related to Agreement or any document to be signed in connection with this Agreement and the Transactions shall be deemed to include signatures transmitted by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable Law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

Section 9.4 Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 9.5 Jurisdiction; Specific Enforcement.

(a) The parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it at law or in equity, each of the parties shall be entitled to an injunction or injunctions or equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and all such rights and remedies at law or in equity shall be cumulative, except as may be limited by Section 8.3. The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.5 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(b) Each of the parties hereto irrevocably agrees that any legal action or proceeding relating to or arising out of this Agreement and the rights and obligations hereunder, or for recognition and enforcement of any judgment relating to or arising out of this Agreement and the rights and obligations hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to or arising out of this Agreement or any of the Transactions in any court other than the aforesaid courts in accordance with the first sentence of this Section 9.5(b). Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 9.7; provided, however, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Law.

Section 9.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY IRREVOCABLY AND

UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon personal delivery to the party to be notified; (b) when sent by email; or (c) when delivered by a courier (with confirmation of delivery), in each case to the party to be notified at the following address:

To Sodium, Sodium US or Merger Sub:

Schlumberger Limited

5599 San Felipe, 17th Floor

Houston, Texas 77056

Attention:  Dianne Ralston

Email:

with copies to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas, 77002

Attention:  Ryan J. Maierson

 Christopher R. Drewry

 Thomas Verity

Email:    Ryan.Maierson@lw.com

 Christopher.Drewry@lw.com

 Thomas.Verity@lw.com

To the Company:

ChampionX Corporation

2445 Technology Forest Blvd

Building 4, 12th Floor

The Woodlands, Texas 77381

Email:

with copies to:

Weil, Gotshal & Manges LLP

767 5th Ave

New York, New York 10153

Attention:   Michael J. Aiello

       Amanda Fenster

Email:

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five (5) business days after the notice is given, whichever is later.

Section 9.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other parties; provided, that Sodium may assign, or cause to be assigned any rights or obligations of Sodium US or Merger Sub under this Agreement to any wholly-owned Subsidiary of Sodium without seeking the consent of any other person; as long as such assignment shall not reasonably be expected to have an adverse impact on the Company or stockholders of the Company or reasonably be expected to prevent or impair, interfere with, hinder or delay the consummation of, or Sodium’s ability to consummate, the Merger or the other Transactions, including the issuance of the Equity Consideration. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section 9.8 shall be null and void.

Section 9.9 Severability. Any term or provision of this Agreement which is held to be invalid or unenforceable in a court of competent jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the Transactions are consummated as originally contemplated to the fullest extent possible. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 9.10 Entire Agreement. This Agreement together with the exhibits hereto, schedules hereto, and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof, and this Agreement is not intended to grant standing to any person other than the parties hereto.

Section 9.11 Disclosure Schedules. Each of the Company Disclosure Schedule and the Sodium Disclosure Schedule (each, a “Disclosure Schedule” and collectively, the “Disclosure Schedules”) shall be arranged in separate parts corresponding to the numbered and lettered sections set forth in this Agreement. For purposes of this Agreement any disclosure set forth in any particular Section or subsection of a Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations, warranties, covenants, agreements or other provisions hereof of the respective party that are contained in the corresponding Section or subsection of this Agreement, and (b) any other representations, warranties, covenants, agreements or other provisions hereof of the respective party that are contained in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such representations, warranties, covenants, agreements and other provisions hereof, is reasonably apparent on its face. The headings contained in each Disclosure Schedule are for reference purposes only and will not affect in any way the meaning or interpretation of such Disclosure Schedule. Items disclosed in the Disclosure Schedules are not necessarily limited to the items that this Agreement requires to be reflected therein, and certain items disclosed in the Disclosure Schedules are included solely for informational purposes or to avoid misunderstanding. Any item of information, matter or document disclosed or referenced in, or attached to, the Disclosure Schedules will not (a) be used as a basis for interpreting the terms “material,” “Company Material Adverse Effect,” “Sodium Material Adverse Effect” or other similar terms in this Agreement, as applicable, or to establish a standard of materiality, (b) represent a determination that such item or matter did not arise in the ordinary course of business, (c) constitute, or be deemed to constitute, an admission of liability or obligation regarding such matter or (d) constitute, or be deemed to constitute, an admission to any third party concerning such item or matter. All references in the Disclosure Schedules are not intended to be admissible against any party to this Agreement by any person who is not a party to this Agreement, or give rise to any claim or benefit to any person who is not a party to this Agreement. The disclosure of any allegation, threat, notice or other communication in the Disclosure Schedules shall not be deemed to include disclosure of the truth of the matter communicated. In addition, the disclosure of any matter in the Disclosure Schedules is not to be deemed an admission or indication that such matter actually constitutes noncompliance with, or any violation or breach of, applicable Law, any Contract or other topic to which such disclosure is applicable, or that any such noncompliance, violation or breach has actually occurred. In disclosing matters in the Disclosure Schedules, the relevant parties expressly do not waive any attorney-client privilege or protection afforded by the work-product doctrine with respect to such matters. The information contained in the Disclosure Schedules is confidential, proprietary information of the parties providing such information, and the other parties to this Agreement shall be obligated to maintain and protect such confidential information in accordance with this Agreement and the Confidentiality Agreement. The Company Disclosure Schedule and Sodium Disclosure Schedule shall each be delivered as of the entry into this Agreement, and no amendments or modifications thereto shall be made without the written consent of Sodium (in the case of an amendment or modification to the Company Disclosure Schedule) or the Company (in the case of an amendment or modification to the Sodium Disclosure Schedule). Any purported update or modification to the Company Disclosure Schedule or the Sodium Disclosure Schedule after the entry into this Agreement that is not so consented to shall be disregarded.

Section 9.12 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Sodium and Merger Sub or, in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after receipt of Company Stockholder Approval, if any such amendment or waiver shall by applicable Law require further approval of the stockholders of the Company or the stockholders of Sodium, as applicable, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company or the stockholders of Sodium, as applicable. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 9.13 No Third-Party Beneficiaries; Appointment of Agent.

(a) Each of the parties agrees that (i) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the applicable parties hereto, in accordance with and subject to the terms of this Agreement, and (ii) this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, except in each case, for Section 6.11 (of which the Indemnified Parties are express third party beneficiaries). Notwithstanding the foregoing, in the event of Sodium, Sodium US or Merger Sub’s Willful Breach of this Agreement or Fraud, then the stockholders of the Company, acting solely through the Company Agent (as defined below), shall be entitled to pursue specific performance as set forth in Section 9.5, or, if specific performance is not sought or granted as a remedy, damages (which may include the benefit of the bargain lost by the stockholders of the Company), provided, however, that the rights granted pursuant to this sentence shall be enforceable only by the Company Agent, on behalf of and as agent for the stockholders of the Company, in the Company Agent’s sole discretion, and in no event shall any such stockholder of the Company be entitled to enforce any of their rights, or any of Sodium, Sodium US or Merger Sub’s obligations, under this Agreement, including in the event of any such Willful Breach of this Agreement or Fraud, but rather the Company Agent shall have the sole and exclusive right to do so.

(b) For purposes of efficiency and administrability, in order to enforce such third party beneficiary rights set forth in Section 9.13(a), to the fullest extent permitted by Law, the adoption of this Agreement by the holders of shares of Company Common Stock shall be deemed to constitute the designation of the Company as the sole and exclusive agent of the holders of shares of Company Common Stock prior to the Closing (the “Company Agent”), with the right, on behalf of such holders, to pursue and recover any remedies, damages or other amounts, whether in Law or in equity, to which such holders may be entitled arising out of this Agreement, under which designation, the rights granted pursuant to this Section 9.13 and Section 8.2 with respect to the recovery of damages based on the losses suffered by the stockholders of the Company (including the loss of the economic benefit of the bargain of the Transactions to the stockholders of the Company) shall be enforceable on behalf of the stockholders of the Company only by the Company in accordance with Section 9.13(a); provided that, in such capacity as sole and exclusive agent for the stockholders of the Company, the Company shall (1) be entitled to reimbursement (from the stockholders of the Company) from any such recovery of damages of its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees determined by reference to standard hourly rates) that have been incurred by the Company in connection with acting as sole and exclusive agent for the stockholders of the Company pursuant to Section 9.13 and (2) not be liable to the stockholders of the Company for any action taken, suffered or omitted to be taken by it in good faith except to the extent that the Company’s gross negligence or willful misconduct was the cause of any direct loss to the stockholders of the Company.

Section 9.14 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.15 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. Unless otherwise specified in this Agreement, all references in this Agreement to “dollars” or “$” shall mean U.S. Dollars and all amounts in this Agreement shall be paid in U.S. Dollars, and if any amounts. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. When calculating the period of time within which, or following which, any action is to be taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded. References to days shall refer to calendar days unless business days are specified. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 9.16 Definitions.

(a) As used in this Agreement:

(i) “Affiliate” means, with respect to a specified person, any other person, whether now in existence or hereafter created, directly or indirectly controlling, controlled by or under direct or indirect common control with such specified person. For purposes of this definition and the definition of Subsidiary, “control” (including, with correlative meanings, “controlling,” “controlled by” and “under common control with”) means, with respect to a person, the power to direct or cause the direction of the management and policies of such person, directly or indirectly, whether through the ownership of equity interests, including but not limited to voting securities, by contract or agency or otherwise.

(ii) “Anti-Corruption Laws” means (A) the U.S. Foreign Corrupt Practices Act of 1977, as amended; (B) the U.K. Bribery Act 2010, as amended; and (C) any other applicable Law relating to anti-bribery or anti-corruption in any jurisdiction in which any party to this Agreement is located or doing business.

(iii) “Benefit Plan” means any (A) “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (B) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement, including employer stock and incentive plans, (C) severance, change in control, employment, individual consulting, pension, retirement, profit sharing, retention or termination plan, program, agreement, policy or arrangement or (D) other compensation or benefit plan, program, agreement, policy, practice, contract or arrangement and whether or not subject to ERISA, including all bonus, cash or equity-based incentive, deferred compensation, stock purchase, health, medical, dental, vision, or other health plans, disability, accident, life insurance, or vacation, paid time off, perquisite, fringe benefit, severance, change of control, retention, employment, separation, retirement, pension, or savings, plans, programs, policies, agreements or arrangements.

(iv) “business day” means any day other than a Saturday, a Sunday or a legal holiday for commercial banks in New York, New York or Houston, Texas.

(v) “CFIUS” means the Committee on Foreign Investment in the United States and each member agency thereof acting in such capacity.

(vi) “CFIUS Approval” means (A) the parties have received written notice from CFIUS that: (1) CFIUS has concluded that none of the Transactions is a “covered transaction” as defined in the DPA; (2) CFIUS has issued a written notice that it has completed an assessment, review or investigation pursuant to the DPA with respect to the Transactions, and has concluded all action under the DPA; or (3) CFIUS has determined, pursuant to 31 C.F.R. § 800.407(a)(2), that it is not able to conclude action under the DPA with respect to the Transactions pursuant to a CFIUS Declaration submitted by the parties but has not requested the submission of a CFIUS Notice; or (B) CFIUS has sent a report to the President of the United States requesting the President’s decision and (1) the President has announced a decision not to take any action to suspend or prohibit the Transactions or (2) having received a report from CFIUS requesting the President’s decision, the President has not announced or taken any action after fifteen (15) days from the earlier of the date the President received such report from CFIUS or the end of the investigation period.

(vii) “CFIUS Declaration” means a declaration filing with respect to the Transactions submitted pursuant to 31 C.F.R. Part 800 Subpart D.

(viii) “CFIUS Notice” means a notice filing with respect to the Transactions submitted to CFIUS pursuant to 31 C.F.R. Part 800 Subpart E.

(ix) “Company Acquisition Proposal” means any bona fide offer or proposal, whether or not in writing, or any bona fide written indication of interest, received from or made public by a third party (other than an offer, proposal or indication of interest by Sodium, Sodium US, Merger Sub or their respective Subsidiaries) relating to any Company Acquisition Transaction.

(x) “Company Acquisition Transaction” means any transaction or series of related transactions (other than the Transactions) pursuant to which any person, other than Sodium, Sodium US or Merger Sub or their respective Affiliates, (A) directly or indirectly acquires (whether in a single transaction or a series of related transactions, and whether through merger, tender offer, exchange offer, business combination, consolidation or otherwise) beneficial ownership, or the right to acquire beneficial ownership, of any business or assets of the Company or any of its Subsidiaries whose business constitutes twenty percent (20%) or more of the Company’s consolidated net revenues, net income, EBITDA or assets (based on their fair market value thereof), (B) directly or indirectly acquires or purchases twenty percent (20%) or more of any class of equity securities of the Company or any of its Subsidiaries whose business constitutes twenty percent (20%) or more of the Company’s consolidated net revenues, net income, EBITDA or assets (based on their fair market value thereof) (C) commences a tender off or exchange offer that, if consummated, would result in any person beneficially owning twenty percent (20%) or more of any class of equity securities of the Company or any of its Subsidiaries whose business constitutes twenty percent (20%) or more of the Company’s consolidated net revenues, net income, EBITDA or assets (based on their fair market value thereof), or (D) directly or indirectly commences any merger, consolidation, business combination, joint venture, partnership, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries whose business constitutes twenty percent (20%) or more of the Company’s consolidated net revenues, net income, EBITDA or assets (based on their fair market value thereof).

(xi) “Company Benefit Plans” means all Benefit Plans sponsored, maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries for the benefit of any current or former directors, officers, employees or other individual service providers of the Company or its Subsidiaries or their dependents, or under which the Company or any of its Subsidiaries has any liability (contingent or otherwise, but excluding any statutory plan, program, or arrangement that is required under applicable Law, other than the laws of the United States, and maintained by any Governmental Entity).

(xii) “Company Closing Price” means the volume-weighted average closing sale price of a share of Company Common Stock as reported on the Nasdaq for the fifteen (15) consecutive full trading days (in which such shares of Company Common Stock are traded on the Nasdaq) ending at the close of trading on the full trading day immediately preceding the Closing Date.

(xiii) “Company Credit Agreements” means, collectively, (A) that certain Amended and Restated Credit Agreement dated as of June 7, 2022, by and among the Company, the lenders and issuing banks party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, (B) that certain Master Receivables Purchase Agreement made as of June 28, 2022, among, inter alios ChampionX LLC, other Subsidiaries of the Company from time to time party thereto, Apergy USA, Inc. and JPMorgan Chase Bank, N.A, (C) that certain Account for Payable Services dated May 9, 2018, by and among Apergy Corporation, a Delaware corporation and certain of its affiliates and subsidiaries, as buyer, and JPMorgan Chase Bank, N.A. and (D) that certain Receivables Purchase Agreement dated as of March 28, 2024, by and among ChampionX Canada ULC, ChampionX LLC and HSBC Bank USA, National Association, in each case, as amended, restated, amended and restated, supplement or otherwise modified, replaced or refinanced.

(xiv) “Company DERs” means an award of dividend equivalents granted under the Company Equity Plan and in tandem with a Company RSU Award.

(xv) “Company DSU Award” means an award of deferred stock units granted under the Company Equity Plan covering shares of Company Common Stock.

(xvi) “Company Equity Award” means each Company DSU Award, Company Option, Company Performance Share Award, Company RSU Award and Company SAR.

(xvii) “Company Equity Plan” means the Company’s Amended and Restated 2018 Equity and Cash Incentive Plan (effective as of February 18, 2021).

(xviii) “Company Excluded Stock” shall mean any shares of Company Common Stock held in treasury of the Company or held by Sodium, Sodium US or any direct or indirect wholly owned Subsidiary of Sodium, in each case except for any such shares held on behalf of third parties.

(xix) “Company Material Adverse Effect” means any event, change, effect, development or occurrence that has had, or would be reasonably expected to have, either individually or in the aggregate, a material adverse effect on the business, property, assets, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, other than any event, change, effect, development, circumstance, condition or occurrence resulting from, relating to or arising out of (A) any changes or developments in the natural gas gathering, compressing, treating, processing and transportation industry generally, (B) any changes or developments in prices for oil, natural gas, condensate or natural gas liquids or other commodities or for the Company or any of its Subsidiaries’ raw material inputs and end products, (C) the announcement or the existence of, compliance with or performance under, this Agreement or the Transactions (including the identity of Sodium and its Affiliates, the impact of the Transactions on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and any lawsuit, action or other proceeding with respect to the Transactions) (provided that the exceptions set forth in this clause (C) shall not apply in connection with any breach or inaccuracy of a representation or warranty set forth in this Agreement expressly addressing the consequences of the announcement or existence of, compliance with or performance under, this Agreement), (D) any taking of any action or failure to take any action, in either case, as required by this Agreement or taken (or omitted to be taken) at the written request of Sodium, Sodium US or Merger Sub, (E) changes or proposed changes in laws, rules or regulations of general applicability to companies in the industries in which the Company and any of its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (F) any changes in GAAP or accounting standards or interpretations thereof, (G) changes in or generally affecting the economy, the financial, credit or securities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere in the world, including any changes in currency exchange rate, interest rates, monetary policy or inflation, (H) any changes or developments in or affecting the industries in which the Company or any of its Subsidiaries operate, (I) any hurricane, cyclone, tornado, earthquake, flood, tsunami, natural disaster, act of God, weather-related events or other comparable events, including any natural or man-made disasters or from any outbreak of any disease, pandemic, any quarantine or similar applicable Laws, directives, guidelines or recommendations promulgated by any industry group or any Governmental Entity or other public health events or outbreak or escalation of hostilities or war (whether or not declared), geopolitical conditions, military actions or any act of sabotage or terrorism, or national or international political or social conditions (including the conflict between the Russian Federation and Ukraine and the conflict in Israel and the surrounding region) and any sanctions or similar actions relating thereto, (J) any failure by the Company to meet any internal or external financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided, that the exception in this clause (J) shall not prevent or otherwise affect a determination that any event, change, effect, circumstance, condition, development or occurrence underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect), (K) any changes in the share price or trading volume of the Company Common Stock or in the credit rating of the Company or any of its Subsidiaries (provided, that the exception in this clause (K) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change has resulted in, or contributed to, a Company Material Adverse Effect) and (L) the failure to obtain any approvals or consents from any Governmental Entity or other person in connection with the Transactions; except, in each case with respect to subclauses (A)-(B) and (E)-(I), solely to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate, in which case only such disproportionate effect shall be taken into account in determining whether there has been, or would be reasonably likely to be, a “Company Material Adverse Effect”.

(xx) “Company Option” means an option to purchase shares of Company Common Stock granted under the Company Equity Plan.

(xxi) “Company Owned IP” means the Intellectual Property owned by the Company or any of its Subsidiaries.

(xxii) “Company Performance Share Award” means an award of performance shares granted under the Company Equity Plan covering shares of Company Common Stock.

(xxiii) “Company Permitted Lien” means any Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet delinquent or being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP, (B) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business for amounts not yet delinquent or that are being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP, (C) not created by the Company or its Subsidiaries that affect the underlying fee interest of a Company Leased Real Property and that do not materially impair the use or operation of the Company Leased Real Property to which they relate, (D) rights-of-way, surface leases, crossing rights and similar matters of record (including all amendments, modifications, and supplements thereto) granted in the ordinary course of business that do not and would not reasonably be expected to materially impair the use, operation or value of the Company Real Property to which such matter relates, (E) that is a non-exclusive Intellectual Property license, (F) that is a gap or defect in chain of title for Intellectual Property that is evident from publicly-available records, (G) existing under the Company Credit Agreements or (H) that is not material to the Company or its Subsidiaries, taken as a whole.

(xxiv) “Company Real Property” means, collectively, the Company Owned Real Property and the Company Leased Real Property.

(xxv) “Company RSU Award” means an award of restricted stock units granted under the Company Equity Plan covering shares of Company Common Stock.

(xxvi) “Company SAR” means a stock appreciation right with respect to shares of Company Common Stock granted under the Company Equity Plan.

(xxvii) “Company SAR Spread” means the product of (1) the number of shares of Company Common Stock underlying such Company SAR multiplied by (2) the excess, if any, of the Company Closing Price over the exercise or reference price of such Company SAR.

(xxviii) “Company Superior Offer” means a bona fide written Company Acquisition Proposal for a Company Acquisition Transaction (with references in the definition thereof to “twenty percent (20%)” being deemed to be replaced with references to “fifty percent (50%)”) on terms that the Company Board, or any committee thereof, determines, in good faith, after consultation with its outside legal counsel and its financial advisor, is (A) if accepted, reasonably likely to be consummated and (B) more favorable to the Company’s stockholders than the Transactions taking into account at the time of determination any proposal by Sodium to amend or modify the terms of this Agreement committed to in writing and after taking into account all aspects of the Company Acquisition Proposal, including the form of consideration, the adequacy and conditionality of any financing, and the timing and likelihood of consummation.

(xxix) “Company Termination Fee” means $265,400,000.

(xxx) “Contract” means any agreement, contract, obligation, promise, understanding or undertaking (whether written or oral) that is legally binding.

(xxxi) “DPA” means Section 721 of the Defense Production Act of 1950, as amended (50 U.S.C. § 4565), and all rules and regulations issued and effective thereunder, including those codified at 31 C.F.R. Part 800.

(xxxii) “Environmental Law” means any Law (A) relating to human health and safety (to the extent relating to exposure to Hazardous Materials), pollution, the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource or environmental media), or any exposure to or Release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, registration, production, treatment or disposal of) any Hazardous Materials, or (B) that regulates, imposes liability (including for enforcement, investigatory costs, cleanup, removal or response costs, natural resource damages, contribution, injunctive relief, personal injury or property damage), or establishes legally binding standards of care, including recordkeeping, notification, disclosure, reporting, permitting, registration, license, and approval requirements, with respect to any of the foregoing, in each case as in effect as of or prior to the Closing Date.

(xxxiii) “ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

(xxxiv) “ERISA Affiliate” means, with respect to any person, trade or business, any other person, trade or business (whether or not incorporated), that together with such first person, trade or business, is, or was at a relevant time, treated as a single employer or under common control, in either case, under or within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

(xxxv) “Financing” means the debt financing incurred or intended to be incurred in connection with the Transactions by Sodium or its Subsidiaries, including the offering or private placement of debt securities.

(xxxvi) “Fraud” means actual fraud under Delaware Law in the making of the representations and warranties expressly set forth in Article III, Article IV or Article V, but not constructive fraud, equitable fraud or negligent misrepresentation or omission.

(xxxvii) “Governmental Entity” means any federal, tribal, state, local, foreign or multinational government, court of competent jurisdiction, governmental or quasi-governmental agency, commission or other authority, legislature, executive, or administrative or regulatory body, or any instrumentality of any of the foregoing.

(xxxviii) “Governmental Official” means: (A) any full- or part-time officer or employee of any Governmental Entity, whether elected or appointed; (B) any person acting in an official capacity or exercising a public function for or on behalf of any Governmental Entity; or (C) any political parties, political party officials, or candidates for political office.

(xxxix) “Hazardous Materials” means (A) any petroleum or petroleum products, radioactive materials, radon, asbestos, lead-based paint, urea formaldehyde, polychlorinated biphenyls or PFAS Substances; (B) materials, substances, wastes, chemicals, compounds, mixtures, products, coproducts or byproducts, impurities, biological agents, pollutants or contaminants that are defined, characterized as, regulated or included in the definition of “hazardous substances,” “hazardous materials,” “hazardous wastes”, “extremely hazardous wastes,” “restricted hazardous wastes,” “special waste,” “toxic substances,” “pollutants,” “contaminants,” “toxic,” “dangerous,” “corrosive,” “flammable,” “reactive,” “radioactive,” or words of similar regulatory meaning and effect under any applicable Environmental Law or (C) any other chemical, material or substance that is regulated or for which liability or legally binding standards of conduct are imposed under any Environmental Law due to its dangerous, deleterious or other properties.

(xl) “Intellectual Property” means all intellectual property rights throughout the world, including all: (A) patents, (B) Trademarks, (C) copyrights and all other intellectual property rights in works of authorship, (D) mask works, designs, and database rights; (E) trade secrets and all other intellectual property rights in confidential or proprietary information (including intellectual property rights in know-how, technology, data, databases, formulas, compositions, processes and techniques, formulae, research and development information, drawings, models, specifications, research records, records of inventions, test information, financial, marketing and business data, pricing and cost information, business and marketing plans and proposals and customer and supplier lists), (F) intellectual property rights in Software, and (G) all registrations and applications for the registration or issuance of any of the foregoing.

(xli) “Intervening Event” means any event, change, effect, development or occurrence regarding the Company and its Subsidiaries that is not known or reasonably foreseeable (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable), to or by the Company Board, as the case may be, as of the date of this Agreement; provided, however, that such event, change, effect, development or occurrence shall not constitute an Intervening Event if such event, change, effect, development or occurrence results from or arises out of (A) the announcement or the existence of, compliance with or performance under, this Agreement or the Transactions (including the impact thereof on the relationships, contractual or otherwise, with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the Transactions), (B) any Company Acquisition Proposal, (C) any Company Acquisition Transaction or (D) any Company Superior Offer.

(xlii) “IT Assets” means the computers, software, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure and equipment of the Company and its Subsidiaries that are owned or leased by the Company and its Subsidiaries and used by them in connection with the operation of their business.

(xliii) “knowledge” means (A) with respect to Sodium, Sodium US and their respective Subsidiaries, as the case may be, the actual knowledge, after reasonable investigation of their direct reports, of the individuals listed in (xliii)Section 9.16(a)(xliii)(A) of the Sodium Disclosure Schedule and (B) with respect to the Company and its Subsidiaries, the actual knowledge, after reasonable investigation of their direct reports, of the individuals listed in Section 9.16(a)(xliii)(A) of the Company Disclosure Schedule (a “Key Company Employee”).

(xliv) “Labor Agreement” means any collective bargaining agreement or other Contract with a union, works council, labor organization, or other employee representative governing the terms and conditions of employment of employees of the Company or any of its Subsidiaries.

(xlv) “Lien” means any liens, claims, charges, mortgages, deeds of trust, encumbrances, covenants, conditions, restrictions, adverse rights, easements, pledges, security interests of any kind or nature, equities, options, hypothecations, rights of way, rights of first refusal, prior assignments, licenses, sublicenses, defects in title, encroachments, burdens, options or charges of any kind (whether contingent or absolute) or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

(xlvi) “person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person.

(xlvii) “Personal Information” means information, in any form, that identifies or relates to or is used to contact or locate a natural person or is “protected health information,” “personally identifiable information,” “personal information,” “personal data” or similar term under one or more applicable Data Privacy Obligations.

(xlviii) “PFAS Substances” means any organic chemicals containing at least one fully fluorinated carbon atom, including any perfluoroalkyl, polyfluoroalkyl, perfluoropolyether, or perfluorooctanoic substances, perfluorooctanoic acid, polytetrafluoroethylene, hexafluoropropylene oxide (HFPO) dimer acid, including any substance colloquially referred to as “PFAS”, “PFOA”, “PFOS” or “GenX,” and including, in each case, any acids, salts, precursors, polymers or derivatives thereof.

(xlix) “Qualifying Termination” means a termination of employment (A) solely if such termination occurs after the date that is eighteen (18) months following the Closing Date, by the Surviving Corporation, Sodium or any of their respective Subsidiaries due to a reduction in force or for the convenience of the Surviving Corporation, Sodium or any of their respective Subsidiaries, in each case, other than due to the failure of the holder to perform or satisfy his or her responsibilities or duties, (B) due to the holder’s death or Disability (as defined in the Company Equity Plan) or (C) solely if such termination occurs on or prior to the date that is eighteen (18) months following the Closing Date, (1) by the Surviving Corporation, Sodium or any of their respective Subsidiaries other than for Cause (as defined in the Company Equity Plan) or (2) by the applicable employee for Good Reason (as defined in the Company Equity Plan). For clarity, a Qualifying Termination shall not include (1) a termination of employment for Cause (as defined in the Company Equity Plan) or a (2) a resignation for Good Reason that occurs following the date that is eighteen (18) months following the Closing Date.

(l) “Regulatory Law” means the HSR Act, the Sherman Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the Federal Trade Commission Act, CFIUS, and all other Laws that are designed or intended to (A) prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or lessening competition through merger or acquisition (including all antitrust, competition, merger control and trade regulation Laws) or (B) protect the national security or the national economy of any nation, or prohibit, restrict or regulate foreign investment.

(li) “Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing, migrating, or dumping into or through the indoor or outdoor environment (including soil, surface water, ground water, land surface, subsurface strata, ambient air, wildlife, plants or other natural resources).

(lii) “Sanctioned Country” means, at any time, a country or territory that is itself the target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic).

(liii) “Sanctioned Person” means (A) any person listed in any Sanctions-related list of designated persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union, or the United Kingdom; (B) any person operating, organized, or resident in a Sanctioned Country; (C) the government of a Sanctioned Country or the Government of Venezuela; or (D) any person fifty (50)% or more owned or controlled by any such person or persons or acting for or on behalf of such person or persons.

(liv) “Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (A) the U.S. government, including those administered by OFAC or the U.S. Department of State, or (B) the United Nations Security Council, the European Union, any European Union member state, His Majesty’s Treasury of the United Kingdom, Canada or Norway.

(lv) “Sodium Benefit Plans” means all Benefit Plans sponsored, maintained, contributed to or required to be contributed to by Sodium or any of its Subsidiaries for the benefit of any current or former directors, officers, employees or other individual service providers of Sodium or its Subsidiaries or their dependents, or under which Sodium or any of its Subsidiaries has any liability (contingent or otherwise, but excluding any statutory plan, program, or arrangement that is required under applicable Law, other than the laws of the United States, and maintained by any Governmental Entity).

(lvi) “Sodium DSPP” means Sodium’s Discounted Stock Purchase Plan, as may be amended or restated from time to time.

(lvii) “Sodium Material Adverse Effect” means any event, change, effect, development or occurrence that, either individually or in the aggregate, is or would be reasonably likely to prevent or materially impair, interfere with, hinder or delay the consummation of, or Sodium, Sodium US or Merger Sub’s ability to consummate, the Merger or the other Transactions, including the issuance of the Equity Consideration.

(lviii) “Sodium Permitted Lien” means any Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet delinquent or being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP, (B) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business for amounts not yet delinquent or that are being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP, (C) not created by Sodium or its Subsidiaries that affect the underlying fee interest of any Sodium leased real property and that do not materially impair the use or operation of Sodium leased real property to which they relate, (D) rights-of-way, surface leases, crossing rights and similar matters of record (including all amendments, modifications, and supplements thereto) granted in the ordinary course of business that do not and would not reasonably be expected to materially impair the use, operation or value of Sodium real property to which such matter relates, (E) that is a non-exclusive Intellectual Property license, (F) that is a gap or defect in chain of title for Intellectual Property that is evident from publicly-available records or (G) that is not material to Sodium or its Subsidiaries, taken as a whole.

(lix) “Sodium Shares” means shares of the common stock of Sodium, par value $0.01.

(lx) “Sodium Termination Fee” means $326,600,000.

(lxi) “Software” means all software, firmware, middleware, computer programs and applications, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, and all computerized or electronic databases.

(lxii) “Subsidiary” means, with respect to any person, any corporation, limited liability company, partnership, association, or business entity, whether incorporated or unincorporated, of which (A) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that person or one or more Subsidiaries of that person or a combination thereof, (B) if a partnership (whether general or limited), a general partner interest is at the time owned or controlled, directly or indirectly, by that person or one or more Subsidiaries of that person or a combination thereof or (C) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that person or one or more Subsidiaries of that person or a combination thereof. For purposes hereof, a person or persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association, or other business entity (other than a corporation) if such person or persons shall be allocated a majority of limited liability company, partnership, association, or other business entity gains or losses.

(lxiii) “Takeover Laws” means any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar state anti-takeover Laws and regulations.

(lxiv) “Tax” or “Taxes” means any and all U.S. federal, state or local or non-U.S. or provincial taxes, customs, duties, fees, assessments and similar charges, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, including any and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Entity in connection or with respect thereto.

(lxv) “Tax Return” means any return, report, election or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

(lxvi) “Taxing Authority” means any Governmental Entity responsible for the administration of any Taxes.

(lxvii) “Trade Controls” means all applicable (A) trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Internal Revenue Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730-774) (“EAR”), including all controls, restrictions and requirements under the EAR related to Russia, Belarus, or the People’s Republic of China, the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30); and (B) non-U.S. trade, export control, and import laws and regulations, including EU Regulation 2021/821 (as amended), the Export Control Order 2008, or any other applicable export control legislation or regulation imposed, administered, or enforced by the European Union, any European Union member state, Norway, Canada, the United Kingdom, or any other country, except to the extent inconsistent with U.S. law, including all such laws and regulations related to Russia or Belarus.

(lxviii) “Trademarks” means trademarks, service marks, trade dress, logos, trade names, domain names and other indicia of commercial origin, and all goodwill associated therewith and symbolized thereby.

(lxix) “Treasury Regulations” means the regulations (including temporary regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references in this Agreement to sections of the Treasury Regulations shall include any corresponding provisions or provisions of succeeding, similar or substitute, temporary or final Treasury Regulations.

(lxx) “WARN Act” means the U.S. federal Worker Adjustment and Retraining Notification Act of 1988, as amended, and similar state, local and foreign Laws related to plant closings, relocations and mass layoffs.

(lxxi) “Willful Breach” means a material breach or failure to perform that is the consequence of a deliberate act or omission of the breaching party.

(b) Each of the following terms is defined in the section of this Agreement set forth opposite such term:

Index of Defined Terms

Action	Section 6.11(b)
Agreement	Preamble
Applicable Performance Level	Section 2.5(d)
Balance Sheet Date	Section 3.6
Book-Entry Shares	Section 2.2
Certificate of Merger	Section 1.3
Certificate	Section 2.2
Chemical Technologies Business	Section 6.7(e)
Closing Date	Section 1.2
Closing	Section 1.2
Code	Section 2.5(a)
Company 401(k) Plan	Section 6.6(c)
Company Board	Recitals
Company Bylaws	Section 1.5(b)
Company Certificate of Incorporation	Section 1.5(b)
Company Change of Recommendation	Section 6.4(f)
Company Common Stock	Preamble
Company Disclosure Schedule	Preamble to Article III
Company Joint Ventures	Section 3.24(a)
Company Leased Real Property	Section 3.17
Company Material Contracts	Section 3.20(a)
Company Measurement Date	Section 3.2(a)
Company Meeting	Section 3.3(b)
Company Organizational Documents	Section 1.5(b)
Company Owned Real Property	Section 3.17
Company Permits	Section 3.7(b)
Company Pre-Closing Dividend Amount	Section 2.5(c)
Company Proprietary Software	Section 3.16(f)
Company Real Property Leases	Section 3.17

Company Recommendation	Section 3.3(a)
Company Registered IP	Section 3.16(a)
Company SEC Documents	Section 3.4(a)
Company Securities	Section 3.2(a)
Company Stockholder Approval	Section 3.3(a)
Company Stockholder Meeting	Section 6.5(b)
Company	Preamble
Confidentiality Agreement	Section 6.3(a)
Contract	Section 3.20(a)
Current Employees	Section 6.6(a)
Data Partners	Section 3.22
Data Privacy Obligations	Section 3.22
DGCL	Section 1.1
Disclosure Schedule	Section 9.11
Effective Time	Section 1.3
Extension Election	Section 8.1(b)
End Date	Section 8.1(b)
Equity Consideration	Section 2.1(a)
Exchange Act	Section 3.4(a)
Exchange Agent	Section 2.4(a)
Exchange Fund	Section 2.4(a)
Exchange Ratio	Section 2.1(a)
GAAP	Section 3.4(b)
Hired Person	Section 6.1(b)(x)
HSR Act	Section 3.3(b)
Indemnified Party	Section 6.11(b)
Intended Tax Treatment	Section 6.16
Key Company Employee	Section 9.16
Law or Laws	Section 3.7(a)
Letter of Transmittal	Section 2.4(b)
Lien	Section 3.3(c)
Maximum Amount	Section 6.11(c)
Merger	Recitals
Merger Sub	Preamble
Merger Sub Board	Recitals
Mutual Legal Restraint	Section 7.1(c)
Mutual Regulatory Law	Section 7.1(c)
Nasdaq	Section 3.3(b)
Non-U.S. Plan	Section 3.11(g)
NYSE	Section 2.4(c)
Other Businesses	Section 6.7(e)
Permitted Encumbrances	Section 3.17
PBGC	Section 3.11(e)
Proxy Statement/Prospectus	Section 3.3(b)
Registration Statement	Section 4.3(b)
Regular Distribution	Section 2.2

Remedies Exceptions	Section 3.20(b)
Representatives	Section 6.3(a)
Sarbanes-Oxley Act	Section 3.5
SEC	Section 3.4(a)
Securities Act	Section 3.4(a)
Security Incidents	Section 3.22
Shared Assets	Section 6.7(e)
Significant Customer	Section 3.21(a)
Significant Supplier	Section 3.21(b)
Sodium	Preamble
Sodium 401(k) Plan	Section 6.6(c)
Sodium Board Recommendation	Recitals
Sodium Board	Recitals
Sodium Disclosure Schedule	Preamble to Article IV
Sodium Equity Awards	Section 4.2(a)
Sodium Organizational Documents	Preamble to Article V
Sodium Option	Section 2.5(b)
Sodium SEC Documents	Section 5.4(a)
Sodium US Board	Recitals
Sodium US Entity Organizational Documents	Section 4.1(b)
Specified Filings	Section 7.3(d)
Specified Legal Restraint	Section 7.3(d)
Specified Regulatory Laws	Section 7.3(d)
Stockholder Meeting	Section 3.3(b)
Surviving Corporation	Section 1.1
Terminated Company 401(k) Plan	Section 6.6(c)
Termination Date	Section 6.1(a)

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

SCHLUMBERGER LIMITED

By:	/s/ Stephane Biguet
Name: Stephane Biguet
Title: Executive Vice President and Chief Financial Officer

SODIUM HOLDCO, INC.

By:	/s/ Fahad Muqtadir Khan
Name: Fahad Muqtadir Khan
Title: President

SODIUM MERGER SUB, INC.

By:	/s/ Fahad Muqtadir Khan
Name: Fahad Muqtadir Khan
Title: President

[Signature Page to Agreement and Plan of Merger]

CHAMPIONX CORPORATION

By:	/s/ Sivasankaran Somasundaram
Name: Sivasankaran Somasundaram
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

[See attached]

THIRD AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

CHAMPIONX CORPORATION

ChampionX Corporation (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

1. The name of the Corporation is ChampionX Corporation. The Corporation was originally incorporated under the name Wellsite Corporation by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware on October 10, 2017, which was amended by the filing of a Certificate of Amendment thereto with the Secretary of State of the State of Delaware on February 2, 2018 (as so amended, the “Original Certificate”).

2. An Amended and Restated Certificate of Incorporation, which amended and restated the Original Certificate in its entirety, was filed by the Corporation under the name Apergy Corporation with the Secretary of State of the State of Delaware on May 8, 2018, which was amended by the filing of a Certificate of Amendment thereto with the Secretary of State of the State of Delaware on June 3, 2020 amending the name of the Corporation to ChampionX Corporation (as amended from time to time, the “Amended and Restated Certificate”).

3. A Second Amended and Restated Certificate of Incorporation, which amended and restated the Amended and Restated Certificate in its entirety, was filed by the Corporation under the name ChampionX Corporation with the Secretary of State of the State of Delaware on May 10, 2023 (as amended from time to time, the “Second Amended and Restated Certificate”).

4. This Third Amended and Restated Certificate of Incorporation (this “Third Amended and Restated Certificate”), which amends and restates the Second Amended and Restated Certificate in its entirety, has been approved by the Board of Directors of the Corporation (the “Board of Directors”) in accordance with Sections 242 and 245 of the DGCL and has been adopted by the sole stockholder of the Corporation in accordance with the provisions of Section 228 of the DGCL.

5. The text of the Second Amended and Restated Certificate is hereby amended and restated by this Third Amended and Restated Certificate to read in its entirety as set forth in EXHIBIT A attached hereto.

6. This Third Amended and Restated Certificate shall become immediately effective upon its filing with the Secretary of State of the State of Delaware.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Corporation has caused this Third Amended and Restated Certificate to be signed by a duly authorized officer of the Corporation, on ____________, 20___.

CHAMPIONX CORPORATION

By:
Name:
Title:

[Signature Page to Third Amended and Restated Certificate of Incorporation of ChampionX Corporation]

EXHIBIT A

ARTICLE I

NAME

The name of the corporation is ChampionX Corporation (the “Corporation”).

ARTICLE II

PURPOSE

The purpose for which the Corporation is organized is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE III

REGISTERED AGENT

The address of the Corporation’s initial registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, State of Delaware 19808, and the name of the Corporation’s initial registered agent at such address is Corporation Service Company.

ARTICLE IV

CAPITALIZATION

The total number of shares of capital stock which the Corporation shall have the authority to issue is 1,000 shares, all of which shares shall be Common Stock having a par value of $0.01 per share.

ARTICLE V

MEETINGS OF STOCKHOLDERS; BOOKS AND RECORDS

Meetings of stockholders may be held within or without the State of Delaware, as the by-laws of the Corporation may provide. The books of the corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the board of directors in the by-laws of the Corporation. Election of the directors need not be by written ballot unless the by-laws of the Corporation so provide.

ARTICLE VI

BUSINESS COMBINATIONS

The Corporation expressly elects to not be governed by or subject to Section 203 of the DGCL.

ARTICLE VII

LIMITATION OF DIRECTOR LIABILITY;

INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

Section 7.1 Limitation of Director Liability, The Corporation shall indemnify and hold harmless each current and former director, officer or employee of the Corporation and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Corporation to the fullest extent authorized or permitted by law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director, officer or employee of the Corporation and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Corporation and shall inure to the benefit of such person’s heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director, officer or employee (or such person’s heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the board of directors. The right to indemnification conferred by this Section 7.1 on current and former directors, officers and employees of the Corporation or other fiduciary of any entity contemplated by this Section 7.1 if such service was at the request or for the benefit of the Corporation shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation), subject to receipt of an undertaking by or on behalf of such director, officer or employee or other fiduciary of any entity contemplated by this Section 7.1 if such service was at the request or for the benefit of the Corporation to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation. No amendment to, modification of or repeal of this Article VII shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

Section 7.2 Indemnification and Advancement of Expenses.

(a) The Corporation may, to the extent authorized from time to time by the board of directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation, or to those persons serving at the Corporation’s request as a director, officer, employee or agent of, or in a fiduciary capacity with respect to, another corporation, partnership, joint venture, trust or other enterprise, similar to those conferred in this Article VII to directors and officers of the Corporation..

(b) The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director, officer or employee of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of, or in a fiduciary capacity with respect to, another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article VII.

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(c) The rights to indemnification and to the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under this Certificate, the By-Laws of the Corporation, any statute, agreement, vote of stockholders or disinterested directors or otherwise.

(d) Any repeal or modification of any provision of this Article VII shall not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer of the Corporation existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

ARTICLE VIII

BY-LAWS

In furtherance and not in limitation of the powers conferred upon it by law, the Board shall have the power to adopt, amend, alter or repeal the By-Laws of the Corporation, The By-Laws also may be adopted, amended, altered or repealed by the stockholders.

ARTICLE IX

AMENDMENT OF CERTIFICATE OF INCORPORATION

The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Certificate, in the manner now or hereafter prescribed by this Certificate and the DGCL; and except as set forth in Article VII, all rights, preferences and privileges herein conferred upon stockholders, directors or any other persons by and pursuant to this Certificate in its present form or as hereafter amended are granted subject to the right reserved in this Article IX.

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